SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-14561

Form 6-K

P.E.
4-1-03

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

DAIMLERCHRYSLER AG
(Translation of registrant's name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management's current views with respect to future events. The words „anticipate," „assume," „believe," „estimate," „expect," „intend," „may," „plan," „project" and „should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; whether the Chrysler Group, Freightliner, and Mitsubishi Motors can implement their turnaround plans; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading „Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

DaimlerChrysler

Unsere Marken. Unsere Tradition. Unsere Zukunft.

Our Brands. Our Heritage. Our Future.



Annual Report 2002

Key Figures

DaimlerChrysler Group	2002	2002	2001	2000	02/01
Amounts in millions	US $ [1]	€	€	€	Change in %
Revenues	156,838	149,583	152,873	162,384	-2
European Union	48,803	46,546	45,640	50,348	+2
of which: Germany	24,242	23,121	24,340	25,988	-5
North America	92,091	87,831	91,916	95,939	-4
of which: USA	81,454	77,686	81,132	84,503	-4
Other markets	15,944	15,206	15,317	16,097	-1
Employees (at year-end)		365,571	372,470	416,501	-2
Research and development costs	6,455	6,156	6,008	7,395	+2
Investments in property, plant and equipment	7,492	7,145	8,896	10,392	-20
Cash provided by operating activities	18,659	17,796	15,944	16,017	+12
Operating profit (loss)	7,186	6,854	(1,318)	9,752	.
Operating profit adjusted [2]	6,112	5,829	1,345	5,213	+333
Net income (loss)	4,947	4,718	(662)	7,894	.
per share (in US $/€)	4.91	4.68	(0.66)	7.87	.
Net income adjusted [2]	3,490	3,329	730	3,481	+356
per share (in US $/€) [2]	3.46	3.30	0.73	3.47	+352
Total dividend	1,593	1,519	1,003	2,358	+51
Dividend per share (in €)		1.50	1.00	2.35	+50

1 Rate of exchange: €1 = US$1.0485 (based on the noon buying rate on Dec. 31, 2002).
2 To exclude one-time effects, see pages 68-73.

Divisions

Mercedes Car Group

	2002	2002	2001
Amounts in millions	US $	€	€
Operating profit	3,166	3,020	2,951
Operating profit adjusted[1]	3,166	3,020	2,961
Revenues	52,603	50,170	47,705
Investments in property, plant and equipment	2,616	2,495	2,061
Research and development expenditure	2,930	2,794	2,402
Unit sales		1.232,334	1,229,688
Employees (Dec. 31)		101,778	102,223

Percentage of Sales



9% S-Class/SL
19% E-Class
39% C-Class/CLK/SLK/Sport Coupe
14% A-Class
9% M-Class/G-Class
10% smart

Chrysler Group

	2002	2002	2001
Amounts in millions	US $	€	€
Operating profit (loss)	639	609	(5,281)
Operating profit (loss) adjusted[1]	1,381	1,317	(2,183)
Revenues	63,100	60,181	63,483
Investments in property, plant and equipment	3,308	3,155	5,083
Research and development expenditure	2,162	2,062	2,201
Unit sales		2,822,659	2,755,919
Employees (Dec. 31)		95,835	104,057

Percentage of Sales



24% Passenger Cars
24% Light Trucks
20% Minivans
32% SUVs

Commercial Vehicles

	2002	2002	2001
Amounts in millions	US $	€	€
Operating profit (loss)	(360)	(343)	(514)
Operating profit adjusted[1]	185	176	51
Revenues	29,778	28,401	28,572
Investments in property, plant and equipment	1,324	1,263	1,484
Research and development expenditure	1,006	959	1,015
Unit sales		485,408	492,851
Employees (Dec. 31)		94,111	96,644

Percentage of Sales



51% Vans (incl. V-Class)
44% Trucks/Unimogs
5% Buses

Services

	2002	2002	2001
Amounts in millions	US $	€	€
Operating profit	3,208	3,060	612
Operating profit adjusted[1]	1,011	964	578
Revenues	16,460	15,699	16,851
Investments in property, plant and equipment	100	95	112
Employees (Dec. 31)		10,521	9,712

Other Activities

	2002	2002	2001
Amounts in millions	US $	€	€
Operating profit	947	903	1,181
Operating profit adjusted[1]	783	747	205
Revenues	2,855	2,723	4,507
Investments in property, plant and equipment	144	137	168
Research and development expenditure	358	341	390
Employees (Dec. 31)		21,184	21,101

1 To exclude one-time effects

Our Brands. Our Heritage. Our Future.

Our customers and employees are attached to all of our brands through unique and very personal experiences. In this Annual Report we are delighted to present a range of vehicles from our brands, photographed in many locations all over the world.
Welcome to the fascinating world of DaimlerChrysler.

Mercedes Car Group

MAYBACH | Mercedes-Benz | smart

Chrysler Group

DODGE | CHRYSLER | Jeep

Commercial Vehicles Division

SETRA | Mercedes-Benz | FREIGHTLINER

STERLING TRUCKS | WESTERN STAR TRUCKS

DaimlerChrysler Services

DaimlerChrysler Bank

Strategic Partners

FUSO | MITSUBISHI MOTORS | HYUNDAI

Dear Shareholders,

The year 2002 was a satisfactory one for DaimlerChrysler, considering the very difficult market conditions and growing political uncertainty worldwide.

With real GDP growth of 1.8% in 2002 the world economy suffered another tough year. Whereas North America and parts of emerging Asia had been able to keep the world engine at least running, Japan, continental Europe and South America disappointed again. The high degree of uncertainty and the global lack of consumer and investor confidence have been major obstacles to a more favorable development.

DaimlerChrysler performance in 2002. In view of the economic situation, on the whole we are satisfied with the results for 2002. We have increased our Operating Profit to €5.8 billion. While markets for passenger cars and commercial vehicles deteriorated, we recorded an Operating Profit of more than four times the previous year's level. In addition, we strengthened further the company's balance sheet, with amplified cash flow and significant debt reduction. This is an accomplishment of our entire team at DaimlerChrysler – a great effort for which the Board of Management would like to extend its sincere appreciation to our employees all around the world.

The increased strength of our earning capacity and our confidence in the future development of our Group is also reflected in our dividend recommendation. We will propose to the Annual General Meeting an increase in the dividend from €1 to €1.50 per share. This corresponds to a total dividend payment of €1.52 billion.

DaimlerChrysler Outlook 2003. 2002 was an important year on our road to sustainable profitability. Based on what is now a much improved foundation, we will continue to increase our efficiency in all divisions and to push ahead with our product offensives. Furthermore, we will continue to work cross-divisionally to maximize the individual strengths of our businesses across the Group.

For 2003, on a Group level we are planning to achieve higher earnings than last year. Against the current difficult economic background, it would be irresponsible to give a more detailed outlook. Those factors of our business over which we have direct influence are under control. We have to bear in mind, however, that the increasing uncertainty surrounding global economics and politics can affect our business.



Divisional review. As far as sales, revenues and Operating Profit are concerned, the Mercedes Car Group again surpassed the record results of the previous year. At the same time, Mercedes-Benz has been able to gain market share in predominantly declining markets. As a result, the brand with the star continued to strengthen its leading position among the luxury brands. At present, we have the most attractive and up-to-date product line-up in our history and we will vigorously continue our product offensive.

The Chrysler Group has made outstanding progress: substantial cost reductions as well as significant increases in efficiency have been achieved, sooner than was expected. The Operating Profit has exceeded our original planning. This result was achieved in an extremely challenging business environment, as the US market in 2002 was dominated by very high incentives. We have every indication that this trend will continue. With much improved quality and image, a large variety of attractive models in the pipeline and continued efficiency enhancements, the Chrysler Group is well positioned for this increasing competition.

In our Commercial Vehicles Division, the past year was characterized by significant progress with the restructuring of our American commercial vehicles subsidiary Freightliner. Here we achieved break-even much earlier than originally forecast. In Europe and Latin America, our trucks, buses and vans were able to maintain their position in a difficult environment. Despite the improved results for last year, we are not satisfied with the profit in absolute terms. Therefore, we are working diligently at turning our position as the world's market leader into increased profitability.

Our Services division has made very good progress. The past year has shown a significant increase in Operating Profit. DaimlerChrysler Services continued to focus on the automotive business and strengthen its support for our car and truck brands – through extended financial services offered by the this year's founded DaimlerChrysler Bank, for example.

Our alliance partner Mitsubishi Motors has made great strides forward with its restructuring program. In addition to its cost saving and efficiency enhancement initiatives, there is now strong emphasis on future products.

Strategy implementation. The achievements of 2002 demonstrate that DaimlerChrysler is moving steadily ahead. However, we have not yet reached our ultimate target which is to become the leading automotive company.

We strive to be present in every important market, with fascinating brands and products at the leading edge of innovation and technology. This is our strategy and we will further implement it with vigor and dedication:

- On a global scale, DaimlerChrysler is the automotive company with the best-balanced regional structure, covering every important market. In the Triad markets – USA, Western Europe and Japan – we suffer from stagnation and increasing competition.
  For this reason we have opened new and important opportunities in South East Asia, the location for the most dynamic future growth in world markets. Our participation in Fuso will further strengthen our position in Japan. The joint venture with Hyundai Motor Company provides us with access to the Korean commercial vehicle market and – by taking advantage of low cost structures in Korea – we will be able to serve markets we had previously to ignore.
  At present, China is of special importance to us. It is undoubtedly a market with tremendous prospects, and one in which DaimlerChrysler will further strengthen its mid-term competitive position.

- Our brands are distinctively positioned and combine to present the most powerful portfolio in our industry. No other manufacturer offers such an attractive variety at comparable production volumes.
  We will continuously develop this range further. Recent examples are the reintroduction of Maybach and the product extension at smart. At DaimlerChrysler, such decisions are governed by the strictest multi-brand management approach: company-wide exchange of best practice while always safe-guarding the extraordinary uniqueness of all of our brands.

- Our customers' needs are the engine that drives our product development. Today we offer virtually any customer a vehicle tailored to his or her requirements. It is clear, however, that the needs and wishes of customers will in future become even more varied. In order to meet this demand, we will launch more than 40 attractive new models over the next three years. The new Mercedes-Benz E-Class station wagon, the Mercedes McLaren SLR, the smart forfour, the Chrysler Crossfire and the Chrysler Pacifica, the Dodge LX, the Mercedes-Benz Accelo truck, and the new Mercedes-Benz Vito are but a few. Our partner Mitsubishi Motors expects to launch twelve new vehicles between 2002 and 2007.

- On top of this, we enjoy our industry's lead position in technology and innovation – a place we have occupied since the invention of the automobile more than a century ago. Our aim is to continue to provide customers with cutting-edge innovations that have clear and recognizable value.
  For example, DaimlerChrysler follows with dedication its vision of accident-free driving.
  By combining active and passive safety features, the car of the future should be able to predict a possible accident and to support the driver's reaction if necessary.
  Furthermore, DaimlerChrysler is accelerating its efforts in the research and development of engines using alternative fuels. We are the company developing both methanol and hydrogen technology. That means that we are very well prepared for varying environmental scenarios.

The constant progress made in terms of implementing our strategy is further leveraged through close inter-divisional cooperation and integration. This integration process is driven by the Executive Automotive Committee (EAC), which serves as a steering group for our worldwide automotive business. The EAC ensures extensive Group-wide exchanges of technologies, know-how and components. In 2002, the EAC dealt successfully with a multitude of cross-divisional projects. We have already realized a number of significant savings. Furthermore, during 2004 the first products of joint development programs will be on the road.

The DaimlerChrysler Share. The stock markets have not yet given tangible recognition to our achievements, nor to our potential. Many investors appreciate the substantial strides that our company has made. However, the current difficult conditions in the worldwide capital markets mean that our progress is not yet fully mirrored in the share price. Nonetheless, we are confident that in the mid-term our share price will reflect more appropriately the underlying strength of our company.

Excellence in people. DaimlerChrysler is very well prepared for the challenges of the future. This is also due to the fact that we can rely on the support of our extraordinary employees, over 360,000 people who combine professionalism with creativity and great compassion. They are people whose quality, enthusiasm and confidence blend in a unique corporate culture that has built us into one of the world's most respected employers.

Our culture extends beyond pure business. One such area in which we feel the need for tremendous dedication is Corporate Social Responsibility. DaimlerChrysler regards itself as a fully active member of society. Our well-known initiative against HIV/AIDS is but one example from a long list of social responsibility programs aimed at deserving humanitarian, environmental, social and cultural causes. You will find an overview of our various activities in this area in a separate chapter of this Annual Report.

Dear shareholders,
During 2002, DaimlerChrysler has made significant progress on its way to sustainable profitability. Looking ahead, it is certain that the climate for 2003 will be a very challenging one. Nonetheless, my colleagues on the Board of Management and I have no doubt that your company will manage to continue on its successful path.

Sincerely yours

Jürgen Schrempp

The Board of Management



Jürgen E. Schrempp
Age: 58
Chairman of the
Board of Management
Appointed until 04/2005



Wolfgang Bernhard
Age: 42
Chief Operating Officer
Chrysler Group
Appointed until 09/2007



Manfred Bischoff
Age: 60
Aerospace & Industrial Businesses
Appointed until 12/2003



Eckhard Cordes
Age: 52
Commercial Vehicles
Appointed until 12/2008



Günther Fleig
Age: 54
Human Resources
& Labor Relations Director
Appointed until 09/2004



Manfred Gentz
Age: 61
Finance & Controlling
Appointed until 12/2004



Rüdiger Grube
Age: 51
Corporate Development
Appointed until 09/2007



Jürgen Hubbert
Age: 63
Mercedes Car Group
Appointed until 04/2005



Klaus Mangold
Age: 59
Services
Appointed until 12/2003



Thomas W. Sidlik
Age: 53
Procurement &
Supply Chrysler Group
Appointed until 12/2008



Gary C. Valade
Age: 60
Global Procurement & Supply
Appointed until 12/2003



Klaus-Dieter Vöhringer
Age: 61
Research & Technology
Retired on
December 31, 2002



Thomas Weber
Age: 48
Research & Technology
Deputy Member
of the Board of Management
Appointed until 12/2005



Dieter Zetsche
Age: 49
Chrysler Group
Appointed until 12/2008

Business Review

Operating profit excluding one-time effects of €5.8 billion, more than four times as high as in 2001 despite unfavorable global economic backdrop | Continued high earnings at Mercedes Car Group | Significantly improved efficiency at Chrysler Group and Freightliner | Increased earnings at Services | Net income of €4.7 billion again strongly positive (2001: net loss of €0.7 billion); adjusted to exclude one-time effects €3.3 billion (2001: €0.7 billion) | Proposed dividend of €1.50 per share (2001: €1.00)

Significant earnings improvement due to measures taken to improve competitiveness
In 2002, DaimlerChrysler achieved an operating profit excluding one-time effects of €5.8 billion. Despite difficult market conditions worldwide, this result is more than four times as high as in 2001 (€1.3 billion). The significant improvement in earnings was primarily due to the successful implementation of programs to increase efficiency and improve competitiveness in all business units, in particular at Chrysler Group and Freightliner.

Operating profit including one-time effects was €6.9 billion, after an operating loss of €1.3 billion in 2001. Positive one-time effects were reported totalling €2.6 billion. These include one-time gains as a result of the sale of our 49.9% ownership interest in T-Systems ITS (formerly debis Systemhaus) and of the sale of our 40% stake in TEMIC. One-time expenses of €1.6 billion were incurred at Chrysler Group in connection with the turnaround plan announced in February 2001, as well as at the Commercial Vehicles and Services divisions (see pages 68-71).

Despite higher expenditure on the introduction of new models and difficult market conditions, the contribution to earnings of €3.0 billion made by the Mercedes Car Group division slightly exceeded the high prior year's result. Chrysler Group again achieved a positive operating profit, €1.3 billion excluding and €0.6 billion including one-time effects, reflecting in particular the positive effects on profitability from the activities aimed at cutting costs and improving efficiency. The moderate increase in the Commercial Vehicles division's operating profit (adjusted to exclude one-time effects) over the prior year's result was partly the result of the progress made at Freightliner and was achieved against the backdrop of an unfavorable market situation. The Services division succeeded in increasing its adjusted operating profit due to more favorable refinancing conditions and a lower risk-provisioning requirement in the financial-services business. Other Activities contributed a total of €747 million (2001: €205 million) to the Group's total operating profit excluding one-time effects, reflecting in particular the higher profit contribution from Mitsubishi Motors (see pages 50-51). The MTU Aero Engines business unit and EADS also made positive contributions to DaimlerChrysler's operating profit once again (see pages 48-50).

Net income excluding one-time effects rose to €3.3 billion, after €0.7 billion in 2001 (net earnings per share of €3.30 after earnings per share of €0.73 in 2001). Including one-time effects, net income rose to €4.7 billion after a net loss of €0.7 billion in the prior year, and earnings per share improved to €4.68 after a loss per share of €0.66 in 2001.

Proposed higher dividend of €1.50
As a result of the significant improvement in earnings, the Board of Management and the Supervisory Board will propose to the shareholders at the Annual Meeting that the dividend for 2002 is increased to €1.50 per share (2001: €1.00). The total dividend distribution will therefore increase from €1,003 million to €1,519 million.

No stimulus from the global economy
In the first half of 2002 there were still hopes of a global economic upswing in the second half of the year. Unfortunately this did not materialize. Although growth in North America was a little stronger than in the weak prior year, it was not strong and stable enough to deliver any real stimulus to the world economy, and growth rates in Western Europe remained at a low level. Japan's economic output declined once again in 2002, and economic and financial crises led to recession in many of the countries of South America. However, there were above-average growth rates in the emerging markets of

Asia and in Eastern Europe. Weighted for each country's share of the Group's revenues, there was economic growth in the markets in which DaimlerChrysler operates of 1.8%, which was better than the 1.2% of 2001 but still well below the long-term trend of slightly more than 3%.

During the course of the year, the euro appreciated in value by 19% against the US dollar, by 7% against the British pound and by 8% against the Japanese yen.

Difficult markets worldwide

The competitive situation in the international automotive industry intensified in 2002, for both passenger cars and commercial vehicles in nearly all market segments.

Supported by high sales incentives and attractive financing packages, total unit sales in the United States of 17.1 million passenger cars and commercial vehicles were still at a high level (2001: 17.5 million). However demand for passenger cars in Japan and Western Europe was weak once again, although some stabilizing effects came from the strong market in the United Kingdom and continuing strong demand for diesel vehicles in Western Europe. The size of the overall market in Germany decreased for the third year in succession. Demand for passenger cars in South America declined substantially, and there was no significant stimulus from the markets of Eastern Europe. The only growth region was Asia excluding Japan, with significantly higher sales in nearly all markets.

Developments in the commercial vehicle sector were marked by the continuing poor condition of markets in North America, South America and Western Europe. After a slump in recent years, demand for heavy and medium trucks in North America was still at a low level, despite purchases brought forward due to new exhaust emission regulations in the United States. In Western Europe there was a sharp downturn in demand for light and heavy-duty commercial vehicles.

Operating Profit

	2002	2002	2001
In millions	US $	€	€
DaimlerChrysler Group	7,186	6,854	(1,318)
Mercedes Car Group [1]	3,166	3,020	2,961
Chrysler Group [1]	1,381	1,317	(2,183)
Commercial Vehicles [1]	185	176	51
Services [1]	1,011	964	578
Other Activities [1]	783	747	205
DaimlerChrysler Group [1]	6,112	5,829	1,345

1 Excluding one-time effects; including one-time effects see table on page 68.

Revenues

	2002	2002	2001
In millions	US $	€	€
DaimlerChrysler Group	156,838	149,583	152,873
Mercedes Car Group	52,603	50,170	47,705
Chrysler Group	63,100	60,181	63,483
Commercial Vehicles	29,778	28,401	28,572
Services	16,460	15,699	16,851
Other Activities	2,855	2,723	4,507

Consolidated Revenues
in billions of €



Other markets
USA
European Union
175
150
125
100
75
50
25
'98
'99
'00
'01
'02

Note: The chapters "Business Review", "Analysis of the Financial Situation" and "Outlook" correspond to the management report of the DaimlerChrysler Group, which is based on the consolidated financial statements compiled according to United States Generally Accepted Accounting Principles (US GAAP).

Unit sales of 4.5 million vehicles

Despite weak demand in many important markets in 2002, DaimlerChrysler achieved unit sales of 4.54 million passenger cars and commercial vehicles, slightly more than in 2001 (4.48 million vehicles).

Mercedes Car Group was once again very successful. Unit sales of 1.23 million vehicles slightly exceeded the prior year's high level, with the result that the division improved its market position worldwide (see pages 18-25).

Chrysler Group's unit sales of 2.82 million vehicles of the Chrysler, Jeep® and Dodge brands slightly exceeded the prior year's level (2.76 million). Market share in the United States was also nearly unchanged at 12.9%, after 13.0% in 2001 (see pages 26-33).

Due to the weakness of demand worldwide, unit sales of 485,400 trucks, vans and buses by the Commercial Vehicles division were slightly lower than the level of 492,900 vehicles sold in 2001 (see pages 34-41).

Consolidated revenues close to prior year's level

DaimlerChrysler achieved total revenues of €149.6 billion in 2002, close to the level of 2001 (-2%). The small decrease was caused by currency translation effects and changes in the consolidated Group.

While the Mercedes Car Group division increased its revenues significantly, Chrysler Group (due to currency translation effects) and Commercial Vehicles were a little below the prior year's figures. As expected, the revenues achieved by Services of €15.7 billion were also below the figure for 2001. This was mainly due to currency translation effects and strong demand for the special financing programs in the United States, which led to a shift in customer preferences from leasing to financing (see pages 44-47). The revenues generated by MTU Aero Engines, included in the segment of Other Activities, were below the level of the prior year due to weak demand for civil aircraft.

From a regional point of view, DaimlerChrysler's revenues in the European Union rose by 2% to €46.5 billion, although revenues in Germany decreased by 5%. In the NAFTA region revenues fell by 4% to €87.8 billion, but measured in US dollars they actually increased. Revenues of €15.2 billion in the rest of the world were close to the prior year's level.

365,571 employees

At the end of 2002, DaimlerChrysler employed 365,571 people (Dec. 31, 2001: 372,470). The main reasons for the reduction in the size of the workforce were the implementation of the turnaround plans at Chrysler Group and Freightliner and the adjustment of production capacities in the Commercial Vehicles division (see pages 64-66).

Global focus of purchasing processes

In order to better utilize the advantages of a global procurement organization, DaimlerChrysler reorganized its purchasing activities in 2002. In 2002, we purchased goods and services worldwide worth €102.1 billion (2001: €106.5 billion). Of this total, 36% was accounted for by Mercedes Car Group, 42% by Chrysler Group, 19% by Commercial Vehicles and 3% by the other businesses (see pages 58-59).

€13.3 billion invested in the future

Last year, the DaimlerChrysler Group invested €7.1 billion in property, plant and equipment and €6.2 billion in research and development. Major investments were made by Mercedes Car Group to make preparations for the production of the new E-Class, the Maybach and the smart roadster, as well as to expand the Tuscaloosa plant for the production of the Grand Sport Tourer (GST) and the Rastatt plant for the successor to the A-Class. The most important projects for the Chrysler, Jeep® and Dodge brands were the preparations for the Pacifica (a new segment-busting family vehicle), the new Durango light truck and the new Viper and Crossfire sports cars. The main investments made by the Commercial Vehicles division were for the new Actros, the successor model to the Vito, and the new Freightliner Business Class M2.

DaimlerChrysler's research and development departments employed a total of more than 27,500 persons at the end of 2002. In addition to developing new vehicles to renew and extend our product range, priority was given to new engine technologies and electronic systems to enhance traffic safety. (see pages 52-53).

Investments in Property, Plant and Equipment

In millions	2002 US $	2002 €	2001 €
DaimlerChrysler Group	7,492	7,145	8,896
Mercedes Car Group	2,616	2,495	2,061
Chrysler Group	3,308	3,155	5,083
Commercial Vehicles	1,324	1,263	1,484
Services	100	95	112
Other Activities	144	137	168

Research and Development Expenditure

In millions	2002 US $	2002 €	2001 €
DaimlerChrysler Group	6,455	6,156	6,008
Mercedes Car Group	2,930	2,794	2,402
Chrysler Group	2,162	2,062	2,201
Commercial Vehicles	1,006	959	1,015
Other Activities	358	341	390

Continued concentration on the automotive business

In 2002, we continued to implement our strategy of concentrating on the automotive business and related services.

With effect from January 1, 2002, DaimlerChrysler exercised its option to sell its remaining 49.9% ownership interest in T-Systems ITS (formerly debis Systemhaus) to Deutsche Telekom AG. This transaction led to a cash inflow of €4.7 billion and a one-time gain of €2.5 billion.

Effective April 1, 2002, we sold our 40% ownership interest in Conti Temic microelectronic GmbH (formerly TEMIC) to Continental AG. The resulting one-time gain of €0.2 billion was accounted for in the second quarter of 2002.

In the Services division we reached agreements in 2002 covering the scheduled disposal of additional parts of the Capital Services portfolio (non-automotive financial services). This reorganization of the Capital Services portfolio led to a one-time loss of €0.3 billion. After obtaining a full banking license for the DaimlerChrysler Bank, from July 2002 we were able to expand our range of financial services (see page 47).

EAC: successful coordination of automotive activities

The Executive Automotive Committee (EAC), established in 2001, continued to work successfully. The EAC coordinates all automotive issues across the three automotive divisions, secures the identity of the Group's brands, and accelerates the realization of synergies.

In the year 2002, the work of the EAC focused on optimizing the Group-wide portfolio of products, powertrains and components (see pp. 42-43).

The Truck Product Decision Committee was set up during 2002 to develop cross-market strategies and initiatives, and to prepare the resulting decisions for the truck business (see page 40).

Intensified cooperation with our partners in Asia

In May 2002, together with our partners, Mitsubishi Motors Corporation and Hyundai Motor Company, we founded the Global Engine Alliance LLC. This new company is developing a new generation of 4-cylinder gasoline engines for use in future models from Chrysler Group, Hyundai Motor Company and Mitsubishi Motors. The projected production volume of up to 1.5 million units a year will make it one of the most widely used engines in the industry, yielding significant economies of scale for the companies involved.

In November 2002, DaimlerChrysler exercised its contractually agreed option to acquire a 50% ownership interest in the commercial-vehicle business of Hyundai Motor, which is due to be spun off into a separate company. DaimlerChrysler will thus obtain direct access to Asia's third-largest market for commercial vehicles, South Korea, in which Hyundai is the biggest-selling manufacturer.

In March 2003, we intend to acquire a 43% ownership interest for € 760 million in Mitsubishi Fuso Truck & Bus Corporation (MFTBC) from our alliance partner Mitsubishi Motors. MFTBC is the market leader in Japan with a share of around 30% and also has a strong position in the markets of Southeast Asia. By expanding our activities in Asia and cooperating more intensively with our Asian partners, DaimlerChrysler will be able to participate better in the potential offered by the Asian markets, which are the fastest growing in the world and where already more than 50% of all commercial vehicles are sold (see pages 50-51).

Outlook

Growth in earnings expected despite difficult conditions | Product offensive to bring further growth for Mercedes Car Group | Chrysler Group to continue progress and to boost competitiveness with new products | Commercial Vehicles division: continued optimization of products and production methods with more economies of scale | Further expansion of automotive services | €42 billion to secure the future

Slight recovery of global economy in 2003

Due to increasing economic and political uncertainty, prospects for the world economy worsened after the summer of 2002. Nevertheless, we assume that global economic growth will recover towards the end of 2003 and in the following years. The preconditions for such an improvement are a reasonably stable global political framework and a return of confidence among investors and consumers. The economies of the United States and the European Union, including Germany, should resume steady growth in the coming years, while Japan is unlikely to overcome its prolonged recession soon. We anticipate above-average growth rates for Asian emerging markets and Eastern Europe, and from 2004 also for South America. Overall, we expect the world economy to grow by 2.7% in 2003 and by about 3% in 2004 and 2005.

Furthermore, we assume that compared with the average exchange rates for 2002, the euro will strengthen moderately against the US dollar, the Japanese yen and the British pound in the period from 2003 to 2005.

Continuation of difficult market conditions

Against this macroeconomic background, automotive markets will probably improve only slowly. We anticipate some decrease in overall demand in North America in 2003, even if car manufacturers continue to offer generous incentives in the United States. Nor do we expect any significant recovery in the passenger car markets of Western Europe and Japan this year.

The same applies to international commercial-vehicle markets, for which we do not see an uptrend in 2003 because of the macroeconomic background. In the United States we expect a further significant decline in demand for heavy trucks in the first half of 2003 due to purchases brought forward in the prior year in anticipation of new emission requirements. From 2004 onwards we expect unit sales of passenger cars and commercial vehicles to increase again as a result of improvements in the global economy.

Modest growth prospects for major automobile markets, shorter product lifecycles and worldwide surplus manufacturing capacity will further intensify competition and put upward pressure on unit costs in all market segments. In addition, stricter environmental and safety regulations will require substantial expenditure by all manufacturers. In this situation the importance of brands and successful brand management as a competitive advantage will increase (see page 42). Customers' increasingly specific demands, particularly for niche products and segment-busting vehicles with universal applications, should create growth opportunities which DaimlerChrysler will vigorously pursue.

Earnings improvements for DaimlerChrysler despite difficult markets

DaimlerChrysler plans to achieve an increase in earnings in the years 2003 through 2005, based on a large number of attractive new models and the successful implementation of programs for increasing efficiency and competitiveness. Closer coordination of our global activities and the resultant cost savings, knowledge transfer within the Group, as well as the cooperation with our Asian partners should generate higher earnings. In particular, projects initiated by the Executive Automotive Committee (EAC) will ensure that the potential of cross-divisional cooperation is fully exploited (see pages 42-43). A precondition for the expected improvement in earnings, however, is that conditions remain stable in our most important markets.

Significant increases in revenues as of 2004

On the basis of our current markets forecasts, for 2003 we expect revenues of around the same level as in 2002. This reflects not only the difficult situation in important markets, but also our assumption of an appreciation of the euro against the US dollar. After currency translation this assumption would therefore lead to lower revenues measured in euros from Chrysler Group, Freightliner and the Services division.

In the following years, revenue growth will continue to be affected by our assumption of further appreciation of the euro against the dollar. As a result of improving markets and the introduction of new models, we expect revenues to grow significantly by 2005, with the biggest gains being made in Asia.

Further growth for Mercedes Car Group

In the coming years, the Mercedes Car Group will not only continuously renew its range of vehicles within the scope of the already initiated second product offensive, but will also selectively expand and broaden its product portfolio. In addition, there should be sustained efficiency improvements in procurement, production, development and distribution, partly as a result of optimizing processes. By taking these measures the division expects to sustain growth in revenues, unit sales and earnings, and to strengthen its market position worldwide.

Product renewals in 2003 will include the E-Class station wagon, the CLK convertible and the Mercedes-Benz SLR super-sports car. The Maybach, which will be widely available in 2003, will reinforce DaimlerChrysler's leading position in the top market segment. A roadster and a roadster coupe will also be added to the smart range this year, followed by a four-seater (smart forfour) in 2004. Mercedes Car Group will continue to launch numerous new models in the following years.

Revenues

	Plan 2003	Target 2005
In billions	€	€
DaimlerChrysler Group	151	163
Mercedes Car Group	51	56
Chrysler Group	60	61
Commercial Vehicles	28	33
Services	14	17
Other Activities	3	3

Investment in Property, Plant and Equipment

	Plan 2003	2003-2005
In billions	€	€
DaimlerChrysler Group	8.4	24.0
Mercedes Car Group	3.0	8.8
Chrysler Group	3.7	10.3
Commercial Vehicles	1.4	4.1
Services	0.1	0.3
Other Activities	0.2	0.5

Research and Development Expenditure

	Plan 2003	2003-2005
In billions	€	€
DaimlerChrysler Group	5.8	17.6
Mercedes Car Group	2.4	7.3
Chrysler Group	2.0	6.2
Commercial Vehicles	1.0	3.1
Other Activities	0.4	1.0

Forward-Looking Statements in this Annual Report:
This Annual Report contains forward-looking statements that reflect the current views of DaimlerChrysler management about future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions are intended to identify forward-looking statements. These statements are subject to many risks and uncertainties. The major risk factors and risk management at DaimlerChrysler are described on pages 78-83 of this Annual Report. The legal note on forward-looking statements in this Annual Report can be found on page 143.

Strategic refocus by Chrysler Group

Having returned to profitability, Chrysler Group will focus on differentiating its products from the competition in both design and quality, and on defining new segments with a series of innovative products. At the same time, increased collaboration within the DaimlerChrysler Group and with our partner Mitsubishi Motors should strengthen Chrysler Group's cost position and margins and enhance its innovative flair. Examples of the new long-term product strategy include the versatile Chrysler Pacifica sports tourer, the Chrysler Crossfire sports car and the new Dodge Durango light truck, all of which will be launched in 2003. They will be followed in 2004 by the first models of a new generation of rear-wheel drive vehicles under the Chrysler and Dodge brands.

Overall, Chrysler Group plans to extend its market position in a highly competitive environment to significantly boost its profitability in the coming years.

Commercial Vehicles division to improve efficiency and utilize economies of scale

As a result of profit-improving measures currently being applied in nearly all areas of the Commercial Vehicles division, we anticipate an increase in earnings in the coming years, despite weak markets. Closer coordination of our worldwide activities as well as close cooperation with our Asian partners should also lower costs. The division will continue its product offensive by launching various new vehicles in 2003. For example, we plan to present a successor to the Mercedes-Benz Vito van, and in South America the Accelo light truck will be launched. We see additional opportunities in the van segment: after the Sprinter we will also launch the successor to the Vito in North America. Moreover, together with our partners we will benefit from the further growth of Asian markets.

Expansion of automotive services

The Services division will expand its core business of automotive services. Global partnership agreements reached with the Group's automotive brands should contribute significantly to further cost reductions and process optimization in our key markets. Among other things, the marketing of ex-lease vehicles will be improved and new services will be developed in collaboration with the automotive brands.

The DaimlerChrysler Bank will introduce new investment products and extend its "RoadMiles" bonus scheme, which offers customers bonus points that can be redeemed for attractive merchandise items. With the expansion of mobility management services, the focus will be on providing telematics services and participating in toll-collection systems outside Germany.

Mitsubishi Motors: sustained growth with new products

Mitsubishi Motors (MMC) will continue to implement its successful restructuring program and introduce innovative products to secure long-term profitability and growth. With a new, distinctive design, the Mitsubishi brand is also to be repositioned worldwide. There will be closer cooperation with Daimler-Chrysler in product development, procurement and distribution. Together with Chrysler Group, for example, MMC is developing common platforms for mid-sized cars and, from 2004, a new four-seater smart will be built on a platform developed jointly with MMC. In March 2003, DaimlerChrysler intends to acquire for around €760 million a 43% ownership interest in Mitsubishi Fuso Truck and Bus Corporation (MFTBC), which was spun off from MMC at the beginning of 2003 and will cooperate closely with the Group's Commercial Vehicles division.

Limited growth potential for the aircraft industry
Growth prospects for the aerospace industry have suffered as a result of weaker demand for civil aircraft caused by the terrorist attacks on September 11, 2001 and by tight budgets in the public sector. However, due to its sizeable order backlog, a structural shift towards larger Airbus versions, and a strong competitive position in both civil and military markets, EADS expects its revenues to grow in the coming years. Its current cost-reduction program and highly flexible production system should enable EADS to achieve significantly positive earnings even if difficult market conditions continue.

MTU Aeroengines anticipates a further decline in demand for civil-aircraft engines in 2003 and 2004, but this is likely to be more than offset by growth in its maintenance and military-engines businesses. The cost-reduction program that has been initiated should ensure that earnings remain at a high level.

€42 billion to secure the future
In the planning period of 2003 through 2005, DaimlerChrysler will spend about €42 billion on property, plant and equipment, and research and development. With closer cooperation between the divisions, as well as with our Asian partners in the context of various projects, DaimlerChrysler's resources will be applied even more efficiently. A large part of this expenditure will be spent on the development and preparation of new vehicles and components. We also plan to spend significant sums on the modernization of manufacturing facilities and on researching into and developing new technologies to enhance the safety, environmental compatibility and economics of road transport.


Mercedes-Benz

With an array of highlights at the 2003 North American International Auto Show in Detroit, DaimlerChrysler once again impressively demonstrated its technological and innovative leadership and the unique fascination of its brands.
Upper picture: Dodge Avenger Concept, Dodge Kahuna Concept and Dodge Tomahawk Concept
Lower picture: The new Mercedes-Benz E-Class station wagon

DaimlerChrysler Worldwide

104 production locations worldwide | More than 13,000 sales outlets in over 200 countries | Focus of sales on the NAFTA region and Europe | Stronger market position in the fast-growing Asian markets through cooperation with Mitsubishi Motors Corporation and Hyundai Motor Company



Europe

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	8	–	31,604	94,521
Chrysler Group	–	–	3,614	275
Commercial Vehicles	19	–	14,776	60,790
Sales Organization Automotive Businesses	–	5,294	–	38,502
Services	–	95	5,157	4,026
Other Activities	2	3	1,101	18,186

NAFTA

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	1	–	12,173	1,906
Chrysler Group	38	–	55,304	94,903
Commercial Vehicles	17	–	9,970	19,611
Sales Organization Automotive Businesses	–	5,369	–	2,386
Services	–	48	9,994	5,426
Other Activities	2	1	1,453	2,832

Note:

Unconsolidated revenues of each division (segment revenues)






South America

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	1	–	254	1,125
Chrysler Group	2	–	449	649
Commercial Vehicles	3	–	1,088	10,706
Sales Organization Automotive Businesses	–	714	–	–
Services	–	9	149	296
Other Activities	–	1	9	–

Africa

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	1	–	790	3,881
Chrysler Group	1	–	236	–
Commercial Vehicles	2	–	735	948
Sales Organization Automotive Businesses	–	296	–	–
Services	–	2	155	459
Other Activities	–	–	6	–

Asia

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	3	–	4,694	345
Chrysler Group	2	–	396	8
Commercial Vehicles	2	–	1,231	1,519
Sales Organization Automotive Businesses	–	1,125	–	490
Services	–	3	140	137
Other Activities	–	2	152	166

Australia/Oceania

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	–	–	634	–
Chrysler Group	–	–	182	–
Commercial Vehicles	–	–	511	537
Sales Organization Automotive Businesses	–	359	–	764
Services	–	3	104	177
Other Activities	–	–	2	–

Mercedes Car Group

Operating profit and unit sales slightly higher than prior-year levels | Significant increase in revenues | New E-Class sedan and CLK coupe successfully launched | Return to the ultra-luxury segment with the Maybach brand | Growth continues at smart

Operating profit and sales remain high

In 2002, the operating profit, unit sales and revenues of the Mercedes Car Group exceeded the prior year's high levels despite difficult market conditions. The Mercedes Car Group, which operated under the name of Mercedes-Benz Passenger Cars & smart until December 31, 2002, includes the brands, Mercedes-Benz, Maybach, smart, Mercedes-Benz AMG and Mercedes-Benz McLaren.

	2002	2002	2001
Amounts in millions	US $	€	€
Operating profit	3,166	3,020	2,951
Operating profit adjusted [1]	3,166	3,020	2,961
Revenues	52,603	50,170	47,705
Investments in property, plant and equipment	2,616	2,495	2,061
Research and development expenditure	2,930	2,794	2,402
Production (units)		1,238,927	1,249,951
Sales (units)		1,232,334	1,229,688
Employees (Dec. 31)		101,778	102,223

1 To exclude one-time effects

The division was largely unaffected by the generally unfavorable markets, posting worldwide unit sales of 1,232,300 passenger cars (2001: 1,229,700 units) and thereby strengthening its position in nearly all key markets. Revenues increased by 5% to €50.2 billion (2001: €47.7 billion). Operating profit of €3,020 million (2001: €2,961 million) was slightly higher than the high level of adjusted operating profit in the prior year. This was achieved despite substantial spending on the E-Class and CLK coupe model changeovers, the introduction of the updated S-Class and the Maybach start up. There was further substantial expenditure in 2002 for the forthcoming expansion of the smart family, the successors to the A-Class and M-Class, and the addition to our product range of the Grand Sport Tourer (see page 20).

Mercedes-Benz gains market share

Sales of Mercedes-Benz brand vehicles in 2002 were at the record level of the prior year, totaling 1,110,000 units. Whereas unit sales increased by 3% in Western Europe (excluding Germany), they actually decreased by 4% in Germany itself. Unit sales in the United States rose 3%, while in Japan they fell by 6%. Thanks to its strong range of young products, Mercedes-Benz was able to gain market share and strengthen its competitive position in some key regions despite a generally difficult environment.







Hotelplan
RIVIERA BEACH CLUB
HOTEL CLUB















Upper picture: Pioneering technology, fascinating design and superior equipment – just six months after production started, the 100,000th E-Class sedan was handed over to a customer, making this the most successful model launch in the history of Mercedes-Benz.
Lower picture: Lifestyle, functionality and innovation are important features of the smart roadster, for which its designers have created an original, unmistakable and dynamic shape.

New E-Class and new CLK coupe particularly successful

The new E-Class sedan was particularly successful with more than 179,200 units delivered since its market launch in March 2002. This was made possible by a significant reduction in the time needed to ramp up production to full capacity – only three and a half months for the new model compared to twelve months for its predecessor. With the help of the new E-Class, the Mercedes-Benz brand was able to extend its lead in the premium segment, in which it now has a worldwide market share of more than 25%. We expect sales of approximately 250,000 E-Class vehicles in 2003, the first full year of production.

The new CLK coupe also enjoyed strong demand. More than 33,300 units were delivered between its market launch (May in Europe and Japan, September in the United States) and the end of the year. We anticipate sales of more than 50,000 CLK coupes in 2003. A total of 478,300 C-Class cars were sold worldwide during 2002. Demand was particularly strong for the station wagon (73,500 units, + 27%) and the Sport Coupe (74,300 units, + 25%).

In a very competitive market segment, demand for the A-Class decreased for lifecycle reasons, with sales falling by 10% to 171,500 units. However, sales of the long-wheelbase version increased significantly (+ 57% to 69,100 units). Overall, more than 910,000 A-Class cars have been sold since the model was introduced in October 1997. Mercedes-Benz has thus successfully established itself with a premium vehicle in the sub-compact segment.

S-Class sedans and coupes, which were successfully improved and updated in September, continued to perform well. The SL roadster, launched in the fall of 2001, attracted a lot of interest: more than 31,600 units were sold in 2002. The M-Class is still benefiting from the comprehensive model update of 2001, with 100,000 units sold last year. As a result of this strong demand, the Tuscaloosa, Alabama plant again ran at full capacity.

35th anniversary of AMG

Mercedes-AMG GmbH, in which DaimlerChrysler has a 51% interest, marked its 35th anniversary in 2002 with new high-performance automobiles and an expansion of its Affalterbach plant. Additions to its product range include the E 55 AMG and the C 30 CDI AMG, as well as the AMG versions of the updated S-Class and CL-Class. With an engine delivering 476 hp, the E 55 AMG is the most powerful Mercedes-Benz E-Class of all time, while the C 30 CDI AMG, which is the first ever high-performance diesel sports car, delivers 231 hp.

Mercedes-AMG has invested around €20 million in new manufacturing facilities, the most important of which is the new engine production area. In accordance with AMG's policy, a single technician is responsible for the entire assembly process of each engine, and documents this fact by signing the engine rating plate.

Pioneering innovations enhance safety

The Mercedes-Benz brand traditionally incorporates the highest degree of vehicle safety. Researchers and developers continually strive to ensure that the brand's pioneering role in safety is maintained through the application of forward-looking technologies. One example is PRE-SAFE, a pre-crash occupant-protection system which has been supplied as standard in S-Class vehicles since the model update in September 2002. Mercedes-Benz has thus inaugurated a new era by combining active and passive safety features. PRE-SAFE can recognize risk situations at an early stage and take appropriate preventive measures. At the first indication of skidding, for example, the system automatically closes the sunroof, tightens the seatbelts, and places the passenger seat in the optimal position.

Mercedes-Benz also plans to introduce another safety-enhancing feature in the spring of 2003. Mercedes-Benz headlights will be able to swivel and illuminate curves to assist safer cornering. When a car enters a bend, the headlights swivel in the corresponding direction, illuminating 90% more of the road than conventional headlights.



The Maybach 62 marks the return of an ultra-luxury brand, and sets new standards at the top end of the passenger-car market in terms of exclusiveness and individuality, while continuing the tradition of the legendary Maybach automobiles.

Unit Sales 2002 [1]

	1,000 Units	02/01 in %
Mercedes-Benz	1,110	-0
S-Class/SL	107	+1
E-Class	242	+20
C-Class	478	-6
of which: CLK	60	-7
SLK	30	-28
Sport Coupe	74	+25
A-Class	171	-10
M-Class	102	-0
G-Class	9	+46
smart	122	+5
Mercedes Car Group	1,232	+0
of which: Germany	417	-4
Western Europe (excl. Germany)	419	+4
NAFTA	232	+1
Unites States (retail sales)	213	+3
South America	13	-16
Asia/Australia (excl. Japan)	61	+5
Japan	47	-2

1 Group figures, unless otherwise indicated, including leased vehicles

smart successfully launched in new markets

Sales of smart brand city coupes and convertibles increased by 5% in 2002 to 122,300 units. This success is in particular due to the model update implemented in March 2002.

Important markets were Germany, with sales of 43,600 units in 2002, Italy (32,000 units) and France (8,600 units). This innovative car concept car has also been attracting an increasing number of customers in right-hand drive markets such as the United Kingdom (9,600 units) and Japan (6,100 units). The smart was also introduced to new markets such as Croatia, South Africa, Hong Kong and Taiwan last year. It is now available in 24 countries, and in view of strong interest worldwide, additional markets will follow.

One of the things adding to customer appeal is the increase in the resale value of the smart city coupe: According to EurotaxSchwacke, the leading assessor of used-car prices in Germany, it has the highest resale value of all cars in the mini-car segment, selling on average at around 77% of its new price after two years.

A special version of the smart, the open-top two-seater smart crossblade, was presented in Geneva in March 2002. Production of this car is limited to 2,000 numbered units.

In March 2002, smart GmbH and Brabus GmbH announced the formation of a 50-50 joint venture, smart-Brabus GmbH. This company will cater for the special-equipment versions of current and future models, reflecting the fact that many smart drivers want to be able to personalize and upgrade their cars. The exclusive "smart-Brabus 1st edition" has been available since June 2002, also in limited numbers.

smart roadster and smart roadster coupe unveiled

In September 2002, we presented the smart roadster and the smart roadster coupe in Berlin, both of which met with an enthusiastic reception from the automotive press. Their launch in April 2003 will revive the segment of lightweight, compact roadsters. Both the roadster and the roadster coupe will be produced at the smartville plant in Hambach, France, where a total of €100 million has been invested in the production line for the two new cars. The smart roadster and roadster coupe, the four-seater smart forfour (to be launched in 2004) and additional planned new models will transform smart from a one-product to a multi-product brand. The company will have a new logo and a new slogan, "open your mind" to underscore this development. With the expansion of the product family, the smart sales-and-service network will also be upgraded to meet the challenges of the future.


















AY 790 DV

The return of the Maybach

The legendary Maybach brand has made a comeback after a 60-year absence. In July 2002 we presented the Maybach 62 in New York and at the end of September the Maybach 57 in Paris. Even more important than the media's exceptionally positive response to the new high-end luxury limousines, was the great interest shown by potential customers. We commenced delivery of the Maybach at the end of 2002, and there are already orders for the planned output of approximately 1,000 units in 2003.

The Maybach is produced by a dedicated manufacturing facility at DaimlerChrysler's Sindelfingen plant, where more than 300 highly qualified men and women ensure that each Maybach is perfect in every way and can fulfill the wishes of the most discerning customers. High-tech manufacturing processes and equipment combined with hand-crafted luxury are what set the production process apart for this super-premium vehicle. The new Maybach continues the tradition of the Maybach automobiles of the 1920s and 30s, whose bodies were also carefully assembled by hand.

Majority holding in Formula 1 engine manufacturer Ilmor

DaimlerChrysler increased its stake in Ilmor Engineering Ltd. from 25% to 55% in December 2002, and has agreed to gradually acquire the remaining shares by 2005. Ilmor Engineering Ltd. and DaimlerChrysler have been responsible for the development, design and production of Mercedes-Benz Formula 1 engines since 1993, and the company has now been renamed Mercedes-Ilmor. It will more closely combine Ilmor's expertise with the extensive resources of DaimlerChrysler, thereby strengthening the foundation for a high-performance, cost-efficient and highly flexible Formula 1 engine system. This in turn will create the conditions necessary for developing high-performance engines for various other applications.




MAYBACH



MAYBACH

The arrival of the new Maybach in New York was a very important event for me and my family, says Irmgard Schmid-Maybach. Her grandfather's vision had come true at last. The best automobile in the world is back, and a highlight not only on German or American roads. The legend lives.

www.daimlerchrysler.com/livingbrands






S MM 1248

Chrysler Group

Operating profit excluding one-time effects of €1.3 billion (2001: operating loss of €2.2 billion) | Significantly better earnings than originally anticipated due to lower costs, increased efficiency and higher unit sales | Successful launch of new products: Dodge Ram and Viper | Substantially improved product quality

Earnings goal significantly exceeded

Despite the intense competition in North America and the need for generous sales incentives, Chrysler Group achieved an operating profit excluding one-time effects of €1.3 billion (2001: operating loss of €2.2 billion). The target set in the turnaround plan of February 2001 of breaking even in 2002 was thus significantly exceeded. Including one-time effects, which were primarily a result of the restructuring expenditure planned in 2001, operating profit of €0.6 billion was still distinctly positive. The reasons for this result were that the restructuring measures led to greater cost savings and efficiency improvements than originally targeted, but higher unit sales also played a part (see page 69).

Worldwide, Chrysler Group sold 2.82 million passenger cars, minivans, sport-utility vehicles and light trucks (2001: 2.76 million). In the United States, Chrysler Group achieved unit sales of 2,277,100 vehicles, 4% higher than the prior year. This reflects growth in key vehicle segments, particularly for the Dodge Ram Pickup (+15%), the Jeep® Liberty (+93%) and the Neon compact car (+18%). Retail sales in the US decreased by 3% to 2,205,500 units, while market share was 12.9% (13.0% in 2001).

	2002	2002	2001
Amounts in millions	US $	€	€
Operating profit (loss)	639	609	(5,281)
Operating profit (loss) adjusted [1]	1,381	1,317	(2,183)
Revenues	63,100	60,181	63,483
Investments in property, plant and equipment	3,308	3,155	5,083
Research and development expenditure	2,162	2,062	2,201
Production (units)		2,749,903	2,679,411
Unit sales		2,822,659	2,755,919
Employees (Dec. 31)		95,835	104,057

1 To exclude one-time effects

Due to currency-translation effects, Chrysler Group's revenues of €60.2 billion (2001: €63.5 billion) decreased by 5%. Measured in US dollars revenues equaled the previous year's level.

Substantial quality gains

In 2002, the quality of Chrysler, Jeep® and Dodge vehicles improved considerably. Among other things, this is indicated by the fact that warranty costs per vehicle have fallen significantly in recent years. In the 2002 J.D. Power "Initial Quality Survey" (IQS), Chrysler Group improved by 10% over 2001 and by 26% over 1998. In Strategic Vision's "Total Quality Index" (TQI), both the Chrysler PT Cruiser and the Dodge Dakota received top honors. In addition, "Consumer Reports" magazine noted that among domestic manufacturers Chrysler Group had the fewest problems per hundred vehicles after three years in service.


Wave Rider
WELCOME
PT CRUISERS
INDOOR POOL













Extended powertrain warranties

In July 2002 Chrysler Group introduced an industry-leading warranty for the powertrains of Chrysler, Jeep® and Dodge vehicles for seven years or 70,000 miles (7/70). The warranty covers engines, transmissions/transaxles, transfer cases and axles, is fully transferable to subsequent owners, and is given on all new Chrysler Group vehicles purchased or leased.

Unit Sales 2002 [1]

		1,000 units	02/01 in %
Total		2,823	+ 2
of which:	Passenger cars	684	- 2
	Light trucks	672	+ 13
	Minivans	559	- 6
	SUVs [2]	908	+ 4
	United States	2,277	+ 4
	Canada	254	+ 5
	Mexico	120	- 10
	Rest of the world	172	- 8

1 Shipments (including leased vehicles)
2 Including the PT Cruiser


The Jeep® Cherokee combines excellent off-road abilities with extremely capable on-road qualities.

Strengthening Chrysler's competitive position

After making good progress with the turnaround plan, Chrysler Group is establishing its long-term strategy for the future. Its purpose is to set Chrysler Group apart from the competition and turn it into a new company. This approach combines the legendary creativity of Chrysler Group with new processes and cost structures and enhanced quality awareness in order to achieve a substantially stronger competitive position. Chrysler Group will focus on gaining product leadership in its market segments, taking advantage of its reputation for eye-catching design and its ability to consistently build innovative and segment-defining vehicles. Furthermore, the resources available within the DaimlerChrysler Group and from our alliance partners, Mitsubishi Motors Corporation and Hyundai Motor Company, will be mobilized to increase the competitiveness of Chrysler Group products. Key elements in this context will be sharing technologies and combining purchasing. With this new strategic focus Chrysler Group expects to increase sales by one million units over the next decade, despite a difficult market environment, and to achieve a sustained improvement in profitability.

New vehicles added to Chrysler brand

In the spring of 2003 the Chrysler brand will present two completely new models, the Chrysler Pacifica and the Chrysler Crossfire, which will be of great significance for the entire Chrysler Group.

The new Pacifica combines the spaciousness of a minivan with the versatility of a sports-utility vehicle and the comfort of a sedan. It will therefore create a new market segment.

Production of the Chrysler Pacifica began in early 2003 at Chrysler Group's assembly plant in Windsor, Canada. The Pacifica is being built on a new platform, but will use existing corporate components from other vehicles such as the proven 3.5 liter V6 engine from the Chrysler 300M. The Pacifica will be delivered to customers from the spring of 2003.

The new Chrysler Crossfire demonstrates just how quickly today's Chrysler Group can take and implement decisions. Only eighteen months after the decision to produce the car, this new sport coupe combining American design and German technology will be on sale starting in the spring of 2003.

Early in 2004, we will launch the convertible version of the PT Cruiser, another innovative variation of this successful model. Its key features will not only be its unique design, but also its practicality: the four-seater can be converted in a very short time into an open four-seater. Additional specialty versions of the PT Cruiser for the North American market are the Flame vehicles, the Woodies (with exterior wood trim) and the limited edition Dream Cruiser/Street Cruiser series. There is also a range of new attractive engines for the European market.

In total, the Chrysler brand sold 665,300 vehicles in 2002 (2001: 775,500).





Upper picture: The all-new Chrysler Crossfire sport coupe combines classic proportions and technology from Europe with the power and personality of American high-performance cars.
Lower picture: Bold, capable and powerful – the all-new Dodge Ram Heavy Duty 3500 is aimed at the heart of the heavy-duty market with a new engine and, for the first time on a Ram, a single rear wheel option.

Only in a Jeep®: fun, freedom and legendary off-road ability

The successful Jeep® brand, which includes the Jeep® Grand Cherokee, the Jeep® Liberty (Cherokee outside the United States) and the Jeep® Wrangler, continues to be the benchmark for off-road excellence.

Some additional attractive models were added in 2002. The Renegade name made a comeback to the Jeep® lineup as an adventurous version of the successful Jeep® Liberty. Also introduced to the Jeep® lineup last year was the Jeep® Wrangler Rubicon. This vehicle, named after one of the most difficult off-road tracks in North America, delivers tremendous capabilities as the ultimate all-terrain vehicle.

The new Jeep® logo and the relaunch of the traditional "Only in a Jeep®" catchphrase project the brand's essence: fun, freedom and exceptional off-road capability. First successfully used in the 1980s, it conveys the go-anywhere, do-anything capability of every Jeep®. The new logo is a graphic representation of the radiator grill and windshield of the Wrangler – an icon of the brand. Helped by growing sales of the Liberty, the Jeep® brand posted total unit sales of 595,600 vehicles last year (2001: 523,100).

Continued success of the Dodge Ram/Motor Trend's Truck of the Year

Sales of Dodge Ram pickup trucks totaled 396,900 units in the US, up 15% over the previous year. The heavy-duty Dodge Ram 2500 and 3500 pickups, both launched during 2002, contributed significantly to this success. The Saltillo engine plant in Mexico started production of the new, high-performance 5.7-liter HEMI engine, which is initially being used in Ram pickups. The HEMI is the most powerful engine available in the market for mass-produced pickup trucks. In December, Motor Trend magazine selected the Dodge Ram as its Truck of the Year.

The strong demand for Dodge pickup trucks has led Chrysler Group to introduce a third shift at the assembly plant in Warren, Michigan, which will result in 1,000 more jobs at this facility. The plant's capacity will be increased by 21% to approximately 338,000 units a year. The plant produces the Quad Cab models of the Dodge Ram 1500 series, the Dodge Dakota Regular, Club Cab and Quad Cab pickup trucks.

Significant improvements in quality have been made. For example, the 2002 Dodge Ram 1500 Quad Cab was ranked first in owner satisfaction among four-door pickup trucks in AutoPacific Inc.'s 2002 Vehicle Satisfaction Score (VSS) study.

Another new Dodge product in 2002 was the Dodge Viper SRT-10, which reinforces the brand's reputation for exciting high-performance automobiles. With an 8.3-liter, 10-cylinder engine delivering over 500 horsepower, the Viper continues its tradition as the ultimate American sports car while setting new benchmarks for performance and design.

Overall, Dodge increased it unit sales by 7% to 1,561,800 vehicles (2001: 1,457,300).


Jeep


ACTION TEAM
Jeep
AUTOMOVIL



The track from the small silver-mining town of Taxco in Mexico to Acapulco can be driven "only in a Jeep". Two and a half days of fun and energy, pushing the limit for both man and machine. The terrain alternates between jungle-like forests, patches of desert and gushing rivers. Every hurdle is shared and overcome together. In the evening, beans and enchiladas are served in front of the tent, accompanied by conversations that could only take place under the Mexican night sky.

www.daimlerchrysler.com/livingbrands









Harnessing Mopar as the fourth brand of Chrysler Group

At the Specialty Equipment Market Association (SEMA) trade show in November 2002, Chrysler Group announced that Mopar, Chrysler Group's parts and accessories brand, is to be more effectively positioned as a specialist for enhancing and individualizing motor vehicles. Mopar expects to attract customer interest with the introduction of Mopar Speedshops, a concept for in-dealership accessories and customization stores (stores-within-stores).

This enhanced visibility and wider availability of Mopar performance parts at Chrysler, Jeep® and Dodge dealerships will enable customers to add their own personal touches – an increasingly popular option for US car buyers under twenty-five years of age.

Chrysler Group has adopted a three-pronged approach to promote the sales of high-value automotive accessories:

- Offering a number of niche vehicles designed and customized by Chrysler Group's Performance Vehicle Operations Team, such as the Dodge SRT-4, the *Dodge Ram SRT-10 and the Dodge Viper SRT-10.*
- Close cooperation with the top after-market specialists to demonstrate that Chrysler Group vehicles are the best choice for customization.
- Supplying Mopar parts and accessories through the dealerships.

In this way Chrysler Group utilizes the potential of the accessories business to fulfill customers' wishes and enhance customer loyalty.

Pioneering automotive concepts

At the most recent Pebble Beach Concours d'Elegance in August 2002, the Chrysler brand presented the first vehicle in its next generation of trend-setting concept cars, the Chrysler California Cruiser. This all-new vehicle builds on the uniquely American blend of unusual design and maximum practicality which has made the Chrysler PT Cruiser so popular. As a versatile all-round vehicle with an innovative rear hatch and a multi-function interior, the Chrysler California Cruiser builds on what owners love about their PT Cruisers.

Additional concept vehicles at the Los Angeles and Detroit shows earlier this year were designed to highlight the Dodge brand. The Dodge Durango and Dodge Magnum are two important production-intent models that significantly underscore Dodge's strong brand values across the brand's entire product line.

Other concept vehicles included the Dodge Avenger, Dodge Kahuna and the Dodge Tomahawk – a motorcycle study powered by a 500-horsepower Viper V-10 engine.


DODGE





DODGE

A day at the race - all Viper fans meet regularly at Doug Levin's place to talk about cars and cruise together. Sure, Doug and his friends are also in the bleachers when the vehicles line up at the start for the NASCAR Closing Race Final in 2002. The Dodge Viper tuner from Miami doesn't miss a single race with Bill Elliot in Dodge No. 9. And in the evening, the Viper Club is tuning again.



www.daimlerchrysler.com/livingbrands









Commercial Vehicles

Adjusted operating profit at €176 million above prior year's figure | Successful restructuring program at Freightliner | New products boost competitiveness | Expansion of strategic partnerships in Asia

Earnings higher despite difficult markets

In 2002, the Commercial Vehicles division sold a total of 485,400 trucks, buses and vans comprising the brands, Mercedes-Benz, Freightliner, Sterling, Western Star, Thomas Built Buses, Setra, Orion and American LaFrance (2001: 492,900). DaimlerChrysler thus maintained its position as the world's biggest manufacturer of commercial vehicles in a very difficult market environment. Revenues totaled €28.4 billion (2001: €28.6 billion). Decreases in Europe (-3%) and South America (-25%) were almost offset by increases in the NAFTA region (+5%). Operating profit excluding one-time effects totaled €176 million (2001: €51 million) surpassing, as targeted, the prior year's figure. The key factor in this improved performance was the successful implementation of the turnaround plan at the Freightliner/Sterling/Thomas Built Buses business unit. Including one-time effects there was an operating loss of €343 million. One-time charges arose at varlous business units in a total amount of €519 million, primarily as a result of structural changes, but also due to a special depreciation of production facilities in connection with the long-term product and production strategy (see page 70).

Successful restructuring at Freightliner

The Freightliner/Sterling/Thomas Built Buses business unit returned to profitability in the second quarter of 2002 – two quarters earlier than anticipated. This was largely due to the implementation of the restructuring program initiated in October 2001, which significantly exceeded the original cost-cutting targets for 2002. Another important factor was that unit sales rose by 14% from the very low level of 2001 to 114,000 vehicles, mainly because of advanced purchasing of heavy-duty vehicles in anticipation of new emission requirements (EPA 2000) which took effect in the United States in October 2002. US sales of Class 8 (15 metric tons gross vehicle weight and up) Freightliner-, Sterling- and Western Star-brand vehicles amounted to 56,000 units, up 2% on the prior year. However, sales of Class 6/7 vehicles (8.8 to 15 metric tons) fell to 32,000 units (2001: 37,000 units). With an overall market share of 38% (2001: 39%), DaimlerChrysler is still the market leader for Class 8 vehicles in the US. Our market share in Class 6/7 was 28% (2001: 27%).

Amounts in millions	2002 US $	2002 €	2001 €
Operating profit (loss)	(360)	(343)	(514)
Operating profit adjusted [1]	185	176	51
Revenues	29,778	28,401	28,572
Investments in property, plant and equipment	1,324	1,263	1,484
Research and development expenditure	1,006	959	1,015
Production (units)		483,029	494,866
Unit sales (units)		485,408	492,851
Employees (Dec. 31)		94,111	96,644

1 To exclude one-time effects

















Upper picture: The Mercedes-Benz Travego embodies the elegant tour-bus generation of the future, harmoniously blending innovative and distinctive design with Mercedes-Benz-specific brand elements.
Lower picture: The Sterling Acterra is today's answer to customers' need for a medium-duty truck designed for best-in-class maneuverability, ride, handling and ruggedness.

Preparing for the future, the business unit has been investing in new products and production facilities. A new medium-duty Freightliner truck, the Business Class M2, was launched in February 2002. The Sterling and Western Star brands have also introduced new products and new equipment variants. As part of the restructuring program, production of Western Star trucks was transferred to the plant in Portland, Oregon. A new factory for Thomas Built Buses will reach full production capacity in early 2004. In addition, as foreseen by the restructuring plan, work has begun on consolidating production of American LaFrance fire trucks and auxiliary vehicles in Charleston, South Carolina.

Mercedes-Benz Trucks remains successful in a difficult market environment

Unit sales at the Mercedes-Benz Trucks business unit fell by 6% from 2001, to 101,700 vehicles. The primary reason was the slowdown in the Western European market, especially in Germany. Nevertheless, with 60,300 units sold (2001: 67,300) and a market share of 21% (2001: 21%), Mercedes-Benz was once again the leading brand in Western Europe for trucks over six metric tons. The Axor heavy-duty truck was introduced at the end of 2001, and was well received by customers, who were attracted by its economy and large capacity. Through the success of this new vehicle and the continued excellent market position of the Actros, we were able to increase our share of the market in Western Europe to 18% (2001: 17%) in the high-margin segment of semi-trailer trucks above 16 metric tons.

The business unit posted considerably higher unit sales in markets outside Western Europe, with 21% of all trucks produced in Europe sold in countries outside this region. The Actros was particularly successful, with more than 10,000 units being sold in these markets. The most important of these markets were Eastern Europe, the Near and Middle East and South Africa.

Despite the continuing slowdown in South America, the business unit sold 21,800 Mercedes-Benz trucks in the region (2001: 23,700). In Brazil and Argentina, it maintained its lead with market shares of 34% (2001: 34%) and 33% (2001: 35%), respectively.

The most important new model in 2002 was the Actros, which had its premiere at the International Auto Show (IAA) in Hanover and was well received by customers and automotive journalists. Its distinctive characteristics are its more powerful engines, a new axle and suspension concept, improved aerodynamics and a redesigned driver's cab.

Mercedes-Benz Vans still leads the field

The Mercedes-Benz Vans business unit sold 236,600 vehicles worldwide in 2002, nearly matching the figure for 2001. With a market share of 18% (2001: 19%) in the segment of 2 to 6 metric tons, Mercedes-Benz Vans is still the market leader in Western Europe. Whereas the Sprinter was able to maintain its strong market position in the heavy vans segment, in the segment of mid-size vans the market share of the Vito decreased due to the model changeover scheduled for 2003.

In the spring of 2002, DaimlerChrysler introduced the new Vaneo, which is positioned as a premium product in this segment.

The updated Sprinter model was introduced at the International Auto Show (IAA) in Hanover in September 2002. This new model is more attractive and, thanks to longer service intervals, more economical. Another new feature is the Electronic Stability Program (ESP). DaimlerChrysler is the first vehicle manufacturer to offer this system in this van segment. To strengthen its presence in the US van market in early 2003, DaimlerChrysler plans to offer the Sprinter, which has been sold successfully in the US under the Freightliner brand name since the middle of 2001, as a Dodge brand vehicle as well. We also plan to launch the Sprinter in Canada and Mexico.

The licensing agreement with Volkswagen AG for the production of the Sprinter van by Volkswagen was renewed to cover successor models as well.



The updated Mercedes-Benz Sprinter appeals with a new design and a world first. The Sprinter is the first van series worldwide for which all models can be supplied with the ESP electronic stability program.

Unit Sales 2002 [1]

	1,000 Units	02/01 in %
World	485	-2
of which: Vans [2]	246	-5
Trucks [3]	212	+3
Buses	25	-8
Unimogs	2	-23
Europe	287	-2
of which: Germany	103	-3
Western Europe (excluding Germany)	162	-5
of which: France	32	-10
United Kingdom	33	+14
Italy	23	+4
NAFTA	118	+11
of which: United States	100	+12
South America (excluding Mexico)	37	-14
of which: Brazil	30	-12
Asia	24	-8

1 Wholesale figures (including leased vehicles)
2 Including the Mitsubishi L200 pickup and the Mitsubishi Pajero in South Africa
3 Including schoolbuses by Thomas Built Buses and bus chassis by Freightliner

Buses unit combines international business activities

In order to strengthen its position as the world's leading bus manufacturer, in 2002 DaimlerChrysler combined its urban and transit bus business in North America with the worldwide bus business of the Mercedes-Benz and Setra brands. All activities are now centered in the DaimlerChrysler Buses business unit.

Despite difficult conditions in nearly all key markets, in 2002 DaimlerChrysler sold a total of 25,100 complete buses and chassis of the brands Mercedes-Benz, Setra and Orion and increased its market share in nearly all regions. DaimlerChrysler remained the market leader in Western Europe, with 5,900 vehicles sold (2001: 6,400) and a market share of 26% (2001: 25%), as well as in South America, where sales declined to 10,300 units (2001: 11,100). However, with market shares of 46% in Mexico (2001: 41%), 50% in Brazil (2001: 52%), and 91% in Argentina (2001: 72%) we are still Number 1 in these markets as well. Middle East markets are increasingly important as reflected by the 19% increase in sales to 800 units.

DaimlerChrysler presented many new bus products at the International Auto Show (IAA) in September 2002, among them the Setra S 431 DT double-decker luxury travel coach. Other premieres are planned for 2003, including the US version of the Setra TopClass 400 and further variations of the modular chassis program.

Greater worldwide coordination of components

DaimlerChrysler Powersystems' expertise in diesel engines, transmissions, axles and steering systems ensures DaimlerChrysler's commercial vehicles access to state-of-the-art technology.

In the year under review, DaimlerChrysler consistently pursued its global components strategy. Its aim is to further reduce the cost of drive system assemblies by linking the company's activities in a worldwide network. For example, the Series 900 diesel engines have now become truly global engines produced in a worldwide network of production facilities in Germany and Brazil, and soon in South Korea as well. They are already powering Mercedes-Benz, Freightliner and Sterling trucks, and Hyundai trucks will soon be added. Detroit Diesel successfully concluded its certification for the new US exhaust-emission limits. At the beginning of September, the business unit began assembling medium-duty transmissions in Brazil for installation in trucks all over the world. In addition, the establishment of Axle Alliance Company in Detroit enables our axles to be used in the NAFTA region.

In the year under review, the Powersystems business unit posted revenues of €5.1 billion, compared to €5.6 billion in 2001. Most of its products were supplied to the vehicle units of the Commercial Vehicles division.

Integration of Off-Highway business

DaimlerChrysler's Off-Highway business unit, which is run by MTU Friedrichshafen, is responsible for drive systems for ships, power generation facilities, railroads, industrial and construction machines (including agricultural machines) and military vehicles. Integration of off-highway activities at Detroit Diesel Corporation, the Commercial Vehicles division and MTU Friedrichshafen was nearly completed during the year under review. Production was coordinated, while sales operations were combined in worldwide sales centers which are geared to meet the needs of individual markets.




marti


marti













Revenues of more than €1.6 billion slightly exceeded last year's volume for this business unit and were generated primarily by customers outside the DaimlerChrysler Group.

One of MTU Friedrichshafen's pioneering technologies is the "HotModule," a high-temperature fuel cell for stationary power generation that will soon be ready for series production. Eight field-trial facilities, where customers are able to test the fuel cells under everyday conditions, were operating at the end of 2002.

Another successful field of activity at MTU involves the development and production of drive shafts. Construction of an assembly line for delivering drive shafts to manufacturers of passenger cars and light commercial vehicles in the NAFTA region began in the fall of 2002 in Charleston, South Carolina.

At the world's biggest trade fair for rail systems, Innotrans 2002 in Berlin, Off-Highway presented its new 20V 4000 engine and new Rail PowerPack, a logical continuation of its business in the rail-systems market. Its goal is to become the recognized market leader for drive systems in the growth market of off-highway applications.

Strategic partnerships in Asia expanded

To strengthen its presence in Asia – the world's largest and fastest-growing market for commercial vehicles – DaimlerChrysler strengthened its strategic alliance with Mitsubishi Motors Corporation (MMC) and increased its strategic partnership with Hyundai Motor Company (HMC).

MMC spun off its commercial-vehicle division into a separate company named Mitsubishi Fuso Truck & Bus Corporation (MFTBC) at the beginning of 2003. DaimlerChrysler intends to acquire 43% of the shares in MFTBC for €760 million in March 2003. The new company is the market leader in Japan and is strong in other key Asian markets.

Cooperation with HMC on diesel engine production for commercial vehicles, which began in June 2001, will be considerably strengthened by our 50% holding in HMC's commercial-vehicle operations. The new Daimler Hyundai Truck Company will manufacture trucks, buses and drive systems. This joint venture will provide DaimlerChrysler with access to the South Korean market and a cost-effective production base. Together with our partner, we are building an engine manufacturing plant in Chonju, which will go into operation in 2004.

Truck Product Decision Committee established

The recently formed Truck Product Decision Committee began work in October 2002. It was created to develop cross-brand strategies and initiatives and to prepare strategic decisions in the commercial-vehicle segment with regard to the Mercedes-Benz, Freightliner, Sterling and Western Star brands, as well as the Fuso and Hyundai partner brands.

Among its goals is to coordinate the production and marketing of commercial vehicles and to ensure the coordinated use of technologies, innovations and components. One of the first recommendations of the new committee was to link the product program of Mercedes-Benz trucks in Brazil more closely to the European product program in the medium term, in order to offer our Brazilian customers even more attractive products while also increasing our competitiveness.


FREIGHTLINER





FREIGHTLINER

On the road again - with their Freightliner Columbia, Patricia and Don Richards cover over 250,000 miles a year in the USA. They are a typical trucking couple - the Freightliner is their home on wheels, and they value it highly for its strength, comfort and reliability. The Richards have no need for a TV set - the road makes for better entertainment.

www.daimlerchrysler.com/livingbrands




CMT
1051


FREIGHTLINER
ServicePoint
CMT





Executive Automotive Committee

Basis established for successful brand management | Coordination of all brands' product planning | Numerous projects decided on and now being implemented | Strong focus on generating synergies

Continuation of EAC's successful work

In 2002, the Executive Automotive Committee (EAC) did groundbreaking work as a platform for the discussion and preparation of decisions affecting more than one of our automotive divisions. The committee coordinates all cross-divisional issues, protects the identity of the Group's brands, and accelerates the realization of synergy potential. Last year, the EAC particularly focused on evaluating and optimizing the Group's portfolio of products, powertrains and components.

Expanded multi-brand management

In recent years, multi-brand management has become one of the main challenges facing the automotive industry. Whereas in 1980, 28 independent manufacturers had an average of only two brands each, the remaining eleven independent car manufacturers now have an average of more than six different brands each. DaimlerChrysler owns six passenger car brands, eight commercial vehicles brands and one accessories brand, supplemented by DaimlerChrysler Services' comprehensive range of financial services for DaimlerChrysler's automotive brands. The challenge now consists of managing the interplay between brand differentiation and economies of scale. One goal is to strengthen the identity of the individual brands and increase their value. At the same time, economies of scale must be achieved by means of cross-divisional cooperation and the exchange and common use of components, systems and platforms, in order to improve the overall cost position and thus to make the whole Group even more competitive. However, none of the Mercedes-Benz platforms will be shared with other brands.

Our brand management is based on our "Brand Guidelines," which describe the profile and differentiating criteria of each individual brand. The guidelines are being expanded to include regulations for sharing components by business units and the importance of such a strategy to the brands. Market success in the future will increasingly depend on our ability to maintain each brand's own specific character. We are therefore working intensively on strengthening the brand-related attributes that influence the design of the products and the values associated with each particular brand. DaimlerChrysler's brand portfolio gives us the tremendous ability to offer attractive products in all segments and to all customer groups worldwide.

Cross-brand product planning (long range product plan)

A detailed comparison of product planning has been carried out with the goal of identifying product overlaps and gaps in market coverage. One of the findings of this analysis is that there is hardly any product overlap within the DaimlerChrysler Group. However, there is a gap in the small-car segment, which is to be closed in the year 2004 with the launch of the smart four-seater (smart forfour).

Furthermore, the committee identified possibilities for the joint creation of vehicle architectures. A good example is the rapidly growing sport-utility and sport-tourer segment, in which we plan to utilize market potential by implementing a coordinated, cross-brand strategy. Having comprehensive information on all vehicle segments worldwide, on their appeal, their future potential and the degree of competition, provides a basis for developing new, innovative products and opens up opportunities for exploiting synergies across the individual business units.

Identifying synergy potential with components

One of the tasks of the EAC is to utilize opportunities to standardize components for use by different divisions or business units. In order to prevent dilution of brands, only those components were selected that are not relevant to brand identity and which can be sourced globally. Under the leadership of the EAC the Procurement and Development departments defined major groups of components, formed corresponding teams and developed a cross-divisional component strategy, thus enabling substantial savings to be made (see pages 58-59).

Joint use of engines and transmissions

In order to exploit synergies, existing and future engine and transmission series were also examined. One example of the findings was that there are currently eight different families of four-cylinder in-line engines at the DaimlerChrysler Group. By the year 2005 we intend to reduce this number by 25%. The "World Engine" is to contribute significantly to this goal. This is a four-cylinder gasoline engine that is to be developed and manufactured jointly by Chrysler Group, Mitsubishi Motors Corporation and Hyundai Motor Company. Starting in 2005, these three partners together should produce about 1.5 million of these engines each year.

Cooperation on environmental issues

The tightening of legislation worldwide regarding such matters as fuel consumption and emission standards, occupant safety requirements and the recycling of vehicles requires closer cooperation between the divisions. Research and development expertise gained in the field of pioneering alternative drive systems will be applied over the whole Group even more quickly in the future. Another example of how processes can be shared is provided by the method developed by Mercedes-Benz for dealing with end-of-life vehicles. This is now also employed by Chrysler Group, and our alliance partner Mitsubishi Motors has decided to use it as well.

Organization of the Executive Automotive Committee

Board of Management

Executive Automotive Committee
Chairmen: Schrempp, Hubbert

Mercedes Car Group	Chrysler Group	Commercial Vehicles	Corporate Development	Alliance Partner: Mitsubishi Motors
Hubbert	Zetsche	Cordes	Grube	Bischoff [1]

1 In his function as member of the Board of Mitsubishi Motors Corporation appointed by DaimlerChrysler

Close cooperation with regional subsidiaries

The strategies we developed with the help of our global sales and marketing organization continued to be successfully implemented in 2002. The EAC discussed, initiated and realized numerous projects with representatives of the various regions. One of the main issues in 2002 was the structuring of the sales organization in view of the Block Exemption Regulation for the sale of automobiles in the European Union – particularly its impact on the Group and the options which DaimlerChrysler might have. As well as the activities we have already initiated with our strategic sales partners in Japan and South Korea, in the future we intend to strengthen our presence in the Chinese market. The numerous projects currently under way in China make it necessary to establish a uniform Group presence in that country and increase our market effectiveness. To this end we have also reorganized our regional responsibilities in China.

Services

DaimlerChrysler Services increases adjusted operating profit by 67% to €964 million | US business is main source of earnings | Refocus on automotive services almost completed | DaimlerChrysler Bank successfully adds deposit services to its product range | Toll Collect consortium obtains contract for truck toll system in Germany

Significant earnings increase in operative business
Despite difficult global market conditions, DaimlerChrysler Services was able to significantly exceed its earnings targets in 2002. Operating profit excluding one-time effects totaled €964 million, an increase of 67% over the prior year's figure.

The increase was primarily due to a considerable improvement in the marketing of off-lease vehicles and more favorable refinancing conditions. The lower risk-provisioning requirement in the United States for Chrysler Group vehicles and Freightliner trucks also had a positive effect on earnings. However, credit risks increased in Europe, particularly in the business of financing commercial vehicles. Operating profit was also impacted by the declining residual values of off-lease vehicles in the United States, caused by the general fall in prices for used vehicles. Improvements to our processes and systems for limiting credit losses also improved earnings.

Operating profit including one-time effects totaled €3.1 billion (2001: €0.6 billion). This figure includes a one-time gain of €2.5 billion resulting from the sale of the remaining 49.9% of T-Systems ITS (formerly debis Systemhaus) to Deutsche Telekom. On the other hand, there was a one-time charge of €107 million due to the economic crisis in Argentina (further devaluation of the Argentine peso against the US dollar), as well as losses from the sale of parts of our Capital Services portfolio and a valuation adjustment to the remainder totaling €281 million (see pages 68-69).

Revenues, new business and contract volume below prior year's level
Revenues at DaimlerChrysler Services totaled €15.7 billion in 2002, which, as expected, was below the figure for the prior year. Apart from the weakening of the US dollar against the euro, this change was mainly the result of strong demand for our special financing programs in the United States, which led to a shift in customer preferences from leasing to financing.

	2002	2002	2001
Amounts in millions	US $	€	€
Operating profit	3,208	3,060	612
Operating profit adjusted [1]	1,011	964	578
Revenues	16,460	15,699	16,851
Contract volume	114,551	109,252	128,379
Investments in property, plant and equipment	100	95	112
Employees (Dec. 31)		10,521	9,712

1 To exclude one-time effects



New business was down only slightly, to €51.8 billion (-4%), despite the increased use of incentive programs in the United States, particularly in the second half of the year. The decrease was due to changes in the value of the US dollar. Fleet management activities were significantly expanded in 2002, with the managed fleet totaling around 300,000 vehicles at year end, an increase of 10% on the prior year.

Contract volume of €109.3 billion was down 15% from the prior year, mainly due to changes in the relative value of the US dollar. The sale of a substantial part of the Capital Services portfolio also contributed to the reduction.

With a total portfolio of €83.1 billion (2001: €103.4 billion), North America remains the most important market for DaimlerChrysler Services. In Germany, contract volume increased by 6% to €12.2 billion as a result of sales-promotion activities. In the other countries of the European Union contract volume rose from €8.7 billion in 2001 to €9.1 billion last year, and our leasing and sales-financing business in the Asia/Pacific region also expanded.

Workforce numbers rose 8% in the year under review, to 10,521. At the end of 2002, a total of 5,426 people were employed by DaimlerChrysler Services in the NAFTA region, and 2,510 in Germany.



The new North American headquarters of DaimlerChrysler Services provide an open, creative and innovative working atmosphere.

Growing importance of financial services in a difficult market environment

Economic conditions in DaimlerChrysler's key sales markets remained very difficult in 2002, particularly in the United States, where the market was characterized by very high sales incentives. In this situation DaimlerChrysler Services' financial-services activities played a key role in supporting the sale of Group vehicles and contributed correspondingly to the overall success of DaimlerChrysler. One out of every three vehicles sold was either financed by or leased from DaimlerChrysler Services. DaimlerChrysler Services concluded leasing and sales financing contracts for 2.0 million new vehicles worldwide in 2002, meaning that approximately 8,000 Group vehicles were sold each day with the support of our financial services. In view of this situation, methods for controlling credit risks and residual-value risks are becoming increasingly important. By further improving coordination between DaimlerChrysler Services and the sales organizations of the vehicle divisions, we intend to achieve a more customer-oriented linkage between the Group's products and the corresponding services offered to our customers. One result of this strategy has been the creation of global partnership agreements between DaimlerChrysler Services and the automotive divisions. These agreements include market-specific regulations for the treatment of the residual-value risks associated with lease returns.

Expanded activities in Asia

As part of its activities to support DaimlerChrysler's long-term strategy, the Services division also expanded its business operations in Asia last year. In order to gain a solid foothold in Asia's second-largest automobile market, we established a leasing and sales-financing company in South Korea. We also opened up a liaison office in China, a market which we view as having enormous growth potential.

Moreover, by concentrating essential management functions for the United States, Canada and Mexico as well as brand-financing activities at our new North American headquarters in Farmington Hills, Michigan, DaimlerChrysler Services will be able to operate even more efficiently in this region in the future.

Refocus on the core automotive business

With the sale of its remaining shares in T-Systems ITS and parts of Capital Services' non-automotive portfolio, DaimlerChrysler Services virtually completed the refocus of its operations on the core automotive business. The non-automotive items sold included commercial real estate and the asset-based-lending business. In addition, an agreement was reached on the transfer of Capital Services' business-jet activities in the United States.

The cash flow generated through the sale of parts of the Capital Services portfolio will be used to further strengthen our sales-financing business. DaimlerChrysler Services also plans to extend its leading position in the fleet-management sector.

Successful launch of deposit-banking business

After acquiring a full banking license, the DaimlerChrysler Bank significantly expanded its range of services in Germany beginning on July 1, 2002. Its product portfolio now consists of money-market accounts, savings plans, fixed-interest savings plans, and credit cards with the attractive RoadMiles rewards program. In the first six months, more than 50,000 customers made deposits totaling almost €800 million – even better than the goals we had set ourselves. With a 30% share of non Group customers, DaimlerChrysler Bank has succeeded in substantially expanding the customer base for vehicle sales. DaimlerChrysler Bank's money-market account (3.6% interest rate; without any restrictions on the amount deposited) offered extremely attractive terms in the German deposit market at the end of 2002. The bank's fixed-interest accounts have terms ranging from two to six years. In addition, the RoadMiles rewards program offers customers bonus points not only for purchases made with the DaimlerChrysler and Mercedes credit cards, but also when they make investments through the DaimlerChrysler Bank. These points can be redeemed for attractive merchandise items.

Contract awarded for satellite-based toll system

In September 2002, the Toll Collect consortium, in which DaimlerChrysler Services has a 45% interest, was awarded a contract by the German government for the construction and operation of a satellite-based toll system for trucks over twelve metric tons in Germany. The system is scheduled to go into operation in August 2003, and the operator contract is to run for twelve years. Annual revenues of €500 million are projected.

With Toll Collect, Germany will obtain one of the world's most modern and intelligent systems for collecting road tolls. Toll Collect is based on innovative satellite and mobile-radio technologies. As this flexible system can be adapted to other countries' specific needs, DaimlerChrysler Services plans to tender for toll-collection systems in various other European countries and also in Asia.

Other Activities

High incoming orders at MTU Aero Engines despite difficult engine market | EADS achieves earnings and revenues targets in spite of challenging market conditions | Good progress with restructuring at Mitsubishi Motors

Significant increase in earnings in 2002

The Other Activities segment consists of MTU Aero Engines and shareholdings in EADS (33%) and Mitsubishi Motors Corporation (37.1%), together with Corporate Research, our real-estate activities, and our holding and finance companies. Our 40% holding in TEMIC was also part of this segment until April 1, 2002, when it was sold to Continental AG. Our share of the operating results of EADS and Mitsubishi Motors is included in the operating profit of DaimlerChrysler one quarter later. DaimlerChrysler's operating profit for 2002 thus includes these companies' contributions for the period of October 2001 through September 2002.

The operating profit of the Other Activities segment totaled €0.9 billion in 2002 (2001: €1.2 billion), and includes a one-time gain of €156 million from the sale of our remaining 40% stake in TEMIC and related activities. In the year 2001, there was an aggregate one-time gain of €1.0 billion representing the net effect of the sale of Adtranz and 60% of TEMIC, the Group's share of the one-time income generated at EADS by the share swap associated with the formation of Airbus SAS, and the charge arising from the restructuring program at Mitsubishi Motors. Other Activities' adjusted operating profit totaled €747 million in 2002 (2001: €205 million).

Other Activities

	2002	2002	2001
Amounts in millions	US $	€	€
Operating profit	947	903	1,181
Operating profit adjusted	783	747	205

MTU Aero Engines

Global operations at MTU Aero Engines

Together with its partners, the MTU Aero Engines business unit develops and manufactures civil and military aircraft engines as well as industrial gas turbines. As the world's largest independent provider of maintenance services for civil-aviation engines, MTU Aero Engines also performs repair and overhaul on aircraft engines and on industrial gas turbines.

MTU Aero Engines

	2002	2002	2001
Amounts in millions	US $	€	€
Revenues	2,093	2,215	2,487
Incoming orders	2,014	2,131	2,183
Employees (Dec. 31)		8,376	7,839

High level of incoming orders despite ongoing difficulties in the engine market

The effects of the terrorist attacks of September 11, 2001 led to a significant decline in revenues in the civil aviation sector in 2002, which also impacted business developments at MTU Aero Engines.

The business unit's revenues decreased by 11% compared with the previous year to €2.2 billion. A particularly sharp decline of 30% was recorded in the civil engines and spare-parts business. This decline was, however, partially offset by an increase in revenues at the maintenance locations and in the military business. The latter benefited in the year under review primarily from the production start-up of the EJ200 engine used in the Eurofighter jet.

Incoming orders of €2.1 billion in 2002 nearly reached the level of 2001 (-2%). The high level of orders for the GP7000 engine for the Airbus A380 was offset by the depreciation of the US dollar against the euro in 2002. Additionally, orders from government authorities were down 9%, mainly due to the delay in finalizing contracts for the A400M military transport plane.

Despite difficult markets in 2002, MTU Aero Engines GmbH made a significant positive contribution to Group operating profit.



A turbine disk, manufactured by MTU Aero Engine Components



The new Airbus A340-600, the newest four-engine long-haul passenger aircraft of the Airbus family. It features low fuel consumption and thus lower operating costs than any other long-haul aircraft.

New projects safeguard future success
Despite difficult markets, MTU Aero Engines plans to continue its growth strategy by winning a larger share of future engine projects. In this context the selection of the MTU high-pressure compressor for Pratt & Whitney's PW6000 civil-aircraft engine is a significant milestone, as it is the first time that MTU Aero Engines has participated independently in a project involving the design, development and production of a core component for a civil engine. Pratt & Whitney's choice of MTU creates a base for further increasing MTU Aero Engines' share of orders for new engine components and participating more in major future development programs.

EADS

Revenues and earnings on target
The European Aeronautic Defence and Space Company (EADS) is the world's second-largest aerospace and defense enterprise. EADS achieved its revenues and earnings targets for the year 2002 despite difficult market conditions and governments' budget constraints. EADS prepares its financial statements according to the International Accounting Standards (IAS), and reported total revenues of €29.9 billion in 2002, 3% lower than in 2001.

Earnings before interest and taxes (EBIT before goodwill amortization and one-time effects) reached €1.0 billion (2001: €1.1 billion) in the first nine months. This positive result was due to the continuing market success of the company's products, as well additional cost-cutting measures and synergies from integration. On February 10, 2003, EADS announced that its EBIT for the full year should be slightly higher than its target of €1.4 billion.

Incoming orders at EADS totaled €31.0 billion in 2002, once again exceeding revenues. The order backlog of €168 billion at the end of the year was equivalent to more than five years' revenues. EADS also expects a further substantial increase in orders in the short term, mainly as a result of recent successes at Airbus and planned defense programs such as the Airbus A400M military transporter, the British Skynet 5 satellite system, and the Meteor guided missile.

Major contracts for Airbus in a difficult market

At the end of 2002, Airbus had 300 new orders, thereby maintaining its strong market position, equivalent to a market share of 54% in terms of both units and value. Airbus was awarded major contracts by easyJet (for 120 aircraft of the A319 jet) and by FedEx (for 10 freight-version A380 jets). Firm orders for A380 aircraft increased to 95 units in 2002. With 303 planes delivered in 2002, Airbus also achieved its goal of delivering 300 aircraft. On December 31, 2002, there was an order backlog for 1,505 Airbus aircraft, equivalent to full production capacity for more than five years related to production levels at the end of the year.

Success in the defense segment

The success of EADS in the defense segment was largely due to orders for missile systems and defense electronics.

Together with its North American partners, EADS was selected as preferred bidder to supply mission aircraft and radar systems to the US Coast Guard. EADS thus strengthened its long-term competitive position in this strategically important market.

Other EADS units developing as planned

The Aeronautics unit developed positively in 2002, largely as a result of a solid performance by the Eurocopter helicopter production company. However, due to ongoing market weakness, the Space unit remains problematical. Restructuring and operating-cost control measures within this business will therefore continue to have top priority in 2003.

Mitsubishi Motors

Further improvement in earnings

Mitsubishi Motors Corporation (MMC), the fourth-largest Japanese automaker, continued to restructure in 2002 and succeeded in increasing sales, revenues and earnings. In the first six months of the financial year ending on March 31, 2003, sales of MMC vehicles were up 8% to 874,000 units (1st half 2001/02: 808,000 units). Unit sales of passenger cars increased to 798,000 during the same period (1st half 2001/02: 736,000). Within these overall numbers, sharp declines in sales in Japan (-10%) and Europe (-8%) were more than offset by substantial increases in North America (+12%) and other markets (+25%). Unit sales of commercial vehicles increased to 76,000 in the first six months of the financial year (1st half 2001/02: 72,000). This was largely due to higher sales in Asia, the Middle East and Africa.

Revenues during the first six months of the financial year ending on March 31, 2003 increased by 6% to ¥1,619 billion (€13.9 billion), the first rise since 1997. Whereas revenues from worldwide passenger car sales were up 8% to ¥1,276 billion (€10.9 billion), a severe contraction in the Japanese market for commercial vehicles made it impossible to equal the previous year's ¥352.4 billion (1st half 2002/03: ¥342.5 billion = €2.9 billion).

The operating profit according to Japanese GAAP of ¥23.5 billion (€201 million) for the first six months of 2002/2003 was ¥36.6 billion (€313 million) higher than in the first half of 2001/02. This improvement was primarily due the progress made with the restructuring program, but also to the growth in revenues.

Significant progress with restructuring

The restructuring program at Mitsubishi Motors has made significant progress. The earnings improvement target for the first half of fiscal year 2002/03 was significantly exceeded. In June 2002, MMC left the Japanese supplier organization Kashiwa-Kai. That move allowed it to implement a more cost-efficient procurement process that can be conducted on a broader international supplier base. MMC therefore expects the 15% savings in material costs targeted for financial year 2003/04 to be achieved sooner than planned.

Product offensive ensures future growth

In November 2002, MMC launched the new Colt compact car in the Japanese market. The initial sales phase for this important new model has to date been successful. After one month of sales, more than 15,000 vehicles had been ordered. The introduction of the new Colt marked the beginning of an extensive product offensive, in which the Mitsubishi brand is to be redefined worldwide with a new distinctive design to attract additional customers. MMC plans to launch some 12 new models in various versions in North America, Europe, Asia and other markets between 2002 and 2007.


COLT

The Mitsubishi Colt, launched in November 2002, was the third-best selling car in Japan in the following month.

Intensified cooperation in the alliance

On September 20, 2002, the DaimlerChrysler Supervisory Board and the Board of Mitsubishi Motors agreed to further intensify the cooperation between the two companies. As a result, on January 6, 2003, MMC spun off its commercial-vehicle division into a separate company known as Mitsubishi Fuso Truck & Bus Corporation (MFTBC). DaimlerChrysler intends to purchase 43% of MFTBC in March 2003 for approx-imately €760 million. Mitsubishi Group companies (among them Mitsubishi Corporation, Mitsubishi Heavy Industries, Bank of Tokyo Mitsubishi) will acquire 15% of the new company for approximately €265 million. The remaining 42% will be retained by MMC. The new company is expected to generate substantial cost and efficiency advantages for both DaimlerChrysler and MFTBC through joint purchasing and sales organizations, consolidation of investments, and the joint development of vehicle chassis, powertrains and other components.

The development of shared platforms also intensified in 2002. The Colt model introduced last November in Japan is based on a common B-segment platform that will also be used in the four-seater smart in 2004. Similar projects are under way between MMC and Chrysler Group for C- and D-segment vehicles. In general, these projects will generate synergies for MMC and DaimlerChrysler in research and development, procurement and production (see pages 42-43).

In September 2002, MMC also signed contracts with DaimlerChrysler dealers in Canada to facilitate its entry into the Canadian market. A similar approach was taken for Mexico in January 2003, and is planned for South Africa and Eastern Europe. DaimlerChrysler has also begun to sell smart cars in Japan through MMC dealers.

MMC and DaimlerChrysler have also entered into a production partnership in China, whereby MMC will manufacture the Pajero Sport and the Outlander at Beijing Jeep in China.

Research & Technology

Research and development expenditure remains high at €6.2 billion | Focus on refining conventional and alternative drive technologies | Emergency braking system for commercial vehicles unveiled | Significant progress made with driver assistance systems

Securing a competitive edge through innovation

Innovation is a decisive factor for DaimlerChrysler when it comes to setting ourselves apart from rival manufacturers in the automotive industry. The technological basis for ensuring continual innovation is provided by Corporate Research and the development departments in the divisions. In 2002, DaimlerChrysler invested a total of €6.2 billion (2001: €6.0 billion) in research and development for new products and technologies. On December 31, 2002, a total of 2,600 people (2001: 2,700) were employed at Corporate Research, with a further 24,900 (2001: 25,400) working in the development departments at the Mercedes Car Group, Chrysler Group, and Commercial Vehicles. In 2002, activities at Corporate Research and Technology focused on the following seven technology fields:

- Drive technology
- Vehicle construction and man-machine interaction
- Materials technology
- Production technology
- Intelligent transportation systems
- Software and process technology
- Electronics and mechatronics

Reducing fuel consumption and vehicle emissions

One of the major challenges in safeguarding the future of the automobile is to achieve a sustainable reduction in CO_2 emissions, particularly by cutting fuel consumption. Given the fact that conventional drive technology – i.e. the internal-combustion engine – is extremely widespread, in 2002 DaimlerChrysler continued to work hard toward meeting targets – some of them self-imposed, some legislative – for reducing fuel consumption and vehicle emissions. In this context, the company is conducting extensive research into systems to limit soot particles and other emissions in diesel exhaust.

In 2002, we also focused on the continuous enhancement of conventional engine technology as well as refining alternative drive systems, in particular starter-generator drives and hybrid and fuel-cell systems (see page 54). Moreover, we intend to consistently utilize lightweight construction techniques in order to reduce vehicle weight as well as wind and roll resistance.

In the area of gasoline and diesel engines, our research activities focused on improved combustion and fuel injection, new types of supercharger systems, innovative exhaust-emission control systems, and continuously variable transmission technology. We have also been examining the potential of new fuels, including diesel produced from biomass or natural gas. In our opinion, both of these alternatives can make a significant contribution toward the development of more environment-friendly road transport (see pages 56-57).

Road safety

In order to further increase safety and comfort, we have developed the "Predictive Powertrain," which combines various trip-related data such as the journey destination, the volume of traffic, the terrain along the route chosen, and the driving style of the person at the wheel. On this basis, the system determines the appropriate engine characteristics, engine speed and gear changes in order to achieve the lowest possible fuel consumption, without any sacrifice in driving comfort.

A further example of a system that plans ahead is the "Protector," an emergency braking system for commercial vehicles. Here a radar system alerts the driver to a dangerous situation and then automatically applies the brakes if a collision appears imminent. "Protector" marks the first time that an active braking system which is responsive to its environment has been developed for mass production. The system was awarded a runners-up prize for the German Future Prize, an award presented by Germany's president in recognition of pioneering technology and innovations.



The automatic emergency braking system, Protector, first gives the driver an acoustic and visual warning of an imminent front-end collision. If he does not react, the system decelerates the truck with maximum braking force.

Intelligent controls for relaxed and comfortable driving

With the increasing number of controls for the heating, air-conditioning, radio, car phone, navigation system, and the comfort settings for the engine and suspension, the requirement of easy operability is also growing. Given such a broad range of features, it is important that they can be operated intuitively without any unnecessary distraction to the driver.

Our new analytical tool ADAM (Advanced Driver Attention Metrics) offers a way of accurately determining the degree to which driver assistance and information systems distract the person behind the wheel. Thanks to ADAM, we can now optimize new control systems at a very early stage of the development process.

Such systems include a voice-operated information system known as the "Mobility Butler." In a natural voice dialog, the "Butler" accepts instructions, carries them out, and helps the driver with a range of tasks. We have already successfully tested an initial "Butler" prototype that helps drivers find a parking space.

Customer response to such developments is tested at our newly opened Customer Research Center (CRC) in Berlin-Marienfelde. Here we analyze a range of vehicle components as well as vehicle-related services and the operation of complete vehicles on the road. For example, in order to ensure the high-quality feel to a vehicle interior that is so typical of our brands, we test customers' tactile, visual and auditory responses to vehicle features in specially equipped laboratories.

Alternative Drive Concepts

Alternative drive concepts are the key to sustainable mobility | Hybrid vehicles use less fuel than conventional drive systems | Start of customer tests for fuel-cell vehicles – a major milestone toward market launch

The vision of sustainable mobility
From a medium and, above all, a long-term perspective, DaimlerChryler believes that another key to realizing the vision of sustainable mobility lies with alternative drive concepts and the use of new biogenic or regenerative fuels (see pages 56-57). One of the pillars of our corporate strategy, which aims at securing a long-term increase in the value of the company, is to strengthen our innovative and technological leadership in drive technology. DaimlerChrysler is therefore working intensively to develop hybrid drive and fuel-cell technologies.

Enhanced performance with hybrid drive systems
For a number of years now, DaimlerChrysler has been developing hybrid vehicles on the basis of several different platforms. During this time, we have showcased a whole range of hybrid concept vehicles, including the Mercedes-Benz A-Class "Hyper," the "smart hyper," the Dodge Durango and the Chrysler Sebring.

The hybrid concept offers an intelligent combination of the conventional internal-combustion engine and electric drive technology. In vehicles such as the Chrysler Sebring, as unveiled in April 2002, this can significantly reduce fuel consumption along with substantial improvements in performance.

Nevertheless, the complexity of hybrid technology means significantly higher manufacturing costs. So only in exceptional cases, for example the Dodge RAM Contractor Special, can hybrid vehicles be marketed economically. DaimlerChrysler is therefore focusing on lowering the manufacturing costs of hybrids.

First fuel-cell vehicles undergo customer tests
Since 1994, when the company presented its inaugural fuel-cell concept car, NECAR 1, DaimlerChrysler has developed and tested 20 different prototypes. They have been based on company models ranging from the Mercedes-Benz A-Class to the Jeep® Commander and the Mercedes-Benz Sprinter, and included NEBUS, a fuel-cell bus. In October 2002, DaimlerChrysler unveiled its first fuel-cell vehicles destined for fleet use. The program comprises 30 fuel-cell-powered Mercedes-Benz Citaro city buses and 60 Mercedes-Benz A-Class vehicles. Beginning in 2003, the Citaros will be delivered to transport operators in ten major European cities. The A-Class vehicles, which are easily recognizable by their "F-Cell" logos, are to take part in collaborative testing projects with customers around the world, starting in 2003, to find out how they perform in everyday use. The buses will operate in normal service in cities with differing climates and terrain. At the same time, they will introduce this clean and innovative form of transportation to several thousand passengers in Europe every day.

The completion of the fuel-cell concept phase at DaimlerChrysler is another milestone on the road to launching this trendsetting drive technology on the market. The field tests are expected to yield important information for the further development of this forward-looking technology.

Fuel-cell drives are substantially more efficient than internal-combustion engines. As such, they offer great potential for reducing CO_2 emissions. Given the radical modifications to the drive concept that this technology entails, it is still in the early stages of what will be a long-term development process. Moreover, the market launch of such vehicles will require the creation of an infrastructure for the supply and distribution of hydrogen or methanol. Mass production is therefore not expected before the next decade.


Mercedes-Benz


CITARO


europa


FUEL CELL BUS





"I am particularly fascinated by the fact that this pioneering technology offers zero-emission mobility without fossil fuels," says Rainer Bickel, responsible for prototyping and testing the Citaro fuel-cell bus. As part of an EU project, in 2003 a total of 30 Mercedes-Benz Citaro city buses will be delivered to customers in ten major European cities and proven in service over a period of two years. The necessary hydrogen infrastructure will be built up and tested in parallel. Energy for the future.

www.daimlerchrysler.com/livingbrands


BUS



DaimlerChrysler and the Environment

Reduced environmental impact from vehicle production and operation | Further decrease in total fleet consumption | Project launched to produce diesel and methanol from biomass | Group-wide promotion of environment-protection projects

Ongoing process to achieve sustainable mobility and environmental protection

Back in 1992, government representatives from 180 countries pledged their support for the concept of sustainable development at the United Nations Conference on the Environment and Development in Rio de Janeiro. Ten years later, an initial assessment of the progress made reveals two significant facts: On the one hand, more effort is still required to realize the vision of enduring environmental protection and sustainable mobility. On the other hand, the last few years have seen significant advances and improvements in many areas.

We at DaimlerChrysler have also implemented numerous changes in recent years with a view to significantly reducing the impact on the environment from the production and operation of our vehicles. Measures already taken include the introduction of certified environmental management systems at our plants and a substantial reduction in emissions resulting from production processes. We have, for example, reduced specific solvent emissions by up to 80%. At the same time, significantly enhanced efficiency in dealing with resources and greater use of renewable raw materials in vehicle manufacturing are both helping to ease the burden on the environment. Along with such improvements, we have also achieved a significant cut in fuel consumption and CO_2 emissions for our vehicles through measures taken within individual product lifecycles and from one model generation to the next. As a result, the average fuel consumption of our entire passenger-car fleet in Germany has fallen by over 22% since 1995.


080117

To reduce the amount of waste paint temporarily stored in basins, after water and solvents are extracted the solid residue is compressed into pellets. The high-purity methanol that is gained in this way can be used as fuel in internal-combustion engines or fuel cells.

Around 40% of the total research budget at DaimlerChrysler is dedicated to the issues of fuel consumption and emissions. In particular, we are working hard to develop fuel-cell and hybrid drives and to create highly efficient internal-combustion engines (see page 52).

Indeed, the internal-combustion engine still has potential for improvement. However, even though renowned environmental organizations regard the level of emissions produced by today's gasoline engines as extremely low, work remains to be done in the area of fuel consumption.

In order to bring about a further reduction in total fleet consumption, it is crucial that the company introduce low-consumption models for every vehicle segment. The real challenge here consists of maintaining a healthy balance between low consumption on the one hand and continued product appeal on the other. Proof that this can be achieved is offered by the market success of the smart cdi, which is by far the most popular ultra-fuel-efficient vehicle (three liters of fuel per 100 kilometers) in Germany.

Renewable fuels – an option for the future

Nevertheless, it is clear that efforts to improve the environmental credentials of motor-vehicle traffic must focus on more than just the car itself. Of even greater importance is the optimization of the entire vehicle-fuel complex.

In this respect, alternative fuels, and renewable fuels in particular, have an important role to play. Even though oil supplies are set to last well into the medium term, we are naturally also investigating possible alternatives. As part of the so-called Choren project, we are therefore looking into ways of turning biomass into diesel fuel or methanol. In the coming years, we can expect to see a development in this field similar to what has already occurred with the use of renewable materials in vehicle production.

The issue of renewable fuels is also closely linked to the question of drive technology. From a "well-to-wheel" perspective, which is a holistic approach considering all aspects ranging from oil drilling to the drive train, it is already evident that the use of renewable fuels even with conventional combustion engines would make a significant contribution to reducing CO_2 emissions. Alongside our core objective, which is the continued enhancement of the efficiency of our drive systems, we therefore actively promote the introduction of environmentally compatible fuels in the market.

Promoting innovations in environmental protection

In order to boost environmental awareness among our employees, we have been awarding our own "Environmental Leadership Award" for several years now. This prize, which is presented to company employees or suppliers throughout the world, honors exceptional achievements in the field of environmental protection. At the same time, both the statistics and the sheer range of different projects demonstrate just how firmly environmental protection is rooted in our corporate culture. In 2002 alone, we received more than 100 proposals for environmental improvements from over 50 company locations in a total of eleven countries.

- In Valencia, Venezuela, DaimlerChrysler employees teach classes on the subject of environmental protection at ten schools on a voluntary basis. In this way, they are actively helping the company to fulfil its social responsibilities. A total of 37,000 people are involved in related environmental projects.
- The amount of special waste produced at the Sindelfingen plant in Germany has been reduced by 99%, resulting in savings of nearly €35 million. This example shows that innovative methods of reducing waste support the achievement of both ecological and economic objectives.
- By exploiting the gas that previously went unused at a nearby waste disposal site, the heating station at the Chrysler plant in St. Louis, Missouri, has been able to cut annual CO_2 emissions by 15,000 tons while saving more than €300,000.

The breadth of our commitment to environmental protection has also received international recognition. At the Johannesburg Environmental Summit in September 2002, for example, DaimlerChrysler was presented with the "World Summit Business Award." The company's dedication to this issue is also one of the reasons why we are listed on the Dow Jones Sustainability Index.

Global Procurement & Supply

Total purchasing valued at €102.1 billion | New organization for global procurement | Significant reduction in variety of components

Continued implementation of global procurement management
In 2002, DaimlerChrysler purchased goods and services valued at €102.1 billion (2001: €106.5 billion). For the automotive divisions alone, Global Procurement & Supply (GP&S) purchases were worth €99.8 billion (2001: €101.2 billion).

Due to stronger competition between suppliers, GP&S aligned its organization and processes to enhance global coordination, and to accelerate the internal transfer of knowledge and technology. These measures are designed to optimize the global supply base.

Global procurement focused on efficient suppliers
Intense competition within the automotive industry and the increasing complexity of vehicles mean heavier demands on suppliers. The selection of cost-efficient suppliers and the utilization of economies of scale are thus becoming increasingly important. DaimlerChrysler purchased about 40% of its goods and services in Germany during the period under review, and a further 8% in other countries of the European Union. North America's share was around 48%. Due to the sharper focus on Asian markets, we are also intensively analyzing the potential for more procurement there.

In 2002, approximately 700 online bidding events were processed via the Covisint Internet platform. Covisint, a company whose shareholders include DaimlerChrysler and several other automobile manufacturers, provided the required technology and carried out the bidding procedures. This underscores the increasing importance of online bidding as an efficient procurement instrument.

New organization and processes for global procurement
In order to achieve cost savings combined with improved quality for non-production material (goods which do not flow into our products, but which are needed for their production, such as machines), the new International Procurement Services (IPS) organization has been formed, so that materials with global synergy potential are purchased by just one department.

GP&S also implemented a lead-buyer model for production material (goods which flow directly into the products, such as steel, paint or tires) so as to enhance communication and coordination among the procurement departments of Mercedes Car Group, Chrysler Group and the Commercial Vehicles division. The lead buyers oversee the procurement of certain materials and parts, worldwide, in cooperation with the buyers for each vehicle brand.

This reorganization of GP&S represents a major milestone in leveraging DaimlerChrysler's purchasing power more effectively and managing resources globally.

Standardized information technology and processes
To facilitate the work of the new organization, processes were standardized and a common commodity coding system was established for all parts and components to be purchased. Based on state-of-the-art information technology, existing procurement systems across all GP&S operations were integrated to enable a global flow of information. A data warehouse provides the detailed information needed for worldwide commodity management.

Reduced variety of parts due to concentration in material groups

Within the context of the commodity strategies initiated by the Executive Automotive Committee (EAC), we also grouped together suppliers with identical or similar product ranges and defined groups of common parts or materials. With an optimized supply base DaimlerChrysler can increase purchases from its best-performing suppliers and lower their costs as well.

By defining common commodities, significantly higher volumes of single parts or materials can be purchased. This also creates economies of scale for our suppliers. In order to protect our brands, only those components which are of minor importance for brand identity are selected for such grouping (see pages 42-43).



Substantial savings potential from combined procurement: In the future, only one type of sensor will be used worldwide to measure tire pressure.

Implementation of the commodity strategies

Within the framework of implementing our commodity strategy we took the following decisions in 2002:

In the past, DaimlerChrysler used 14 different steering pumps in its various vehicles. Investigations have shown that it is possible to reduce this number, so that by 2006 just three versions will be needed. This standardization will also result in a smaller number of suppliers.

One common tire-pressure sensor is to be developed from the three existing components. The new design will meet the needs of Mercedes Car Group, Chrysler Group and Mitsubishi Motors, our alliance partner, in terms of electrical, temperature and system requirements. In addition, substantial savings will be made by reducing the variety of valve designs and by standardizing rear-wiper motors. In the future, identical motors will be used in several vehicle lines. We have also been able to use price transparency in exhaust systems in one business unit to eliminate price differentials elsewhere.

Yet another example is an agreement among the Mercedes-Benz Trucks and Freightliner/Sterling/Thomas Built Buses business units to use identical air-conditioning compressors in some of their vehicles. And together with the development departments we are currently analyzing whether Mercedes-Benz radiators can be fitted to Freightliner trucks.

In order to achieve even greater cost savings for future models and vehicle series, we hold frequent workshops in which know-how is pooled and new ideas are generated.

DaimlerChrysler's Social Responsibility

DaimlerChrysler assumes social responsibility worldwide | Support for social, humanitarian, cultural, ecological and scientific projects | Support for the principles of the UN's Global Compact | Commitment to reducing HIV/AIDS in South Africa | Publication of first social-responsibility report

DaimlerChrysler – global player and good corporate citizen

As an automotive and services company operating globally, DaimlerChrysler is part of a larger community. We are aware of our social responsibility at every location where we do business – and in the world as a whole.

Our customers' acceptance of our products and services makes it possible for us to make positive contributions for the benefit of the environment and society all over the world. DaimlerChrysler endeavors to create a better future by working closely with decision-makers in politics, business and society at large.

Principles underlying our actions: the Global Compact and the Integrity Code

DaimlerChrysler believes people everywhere should benefit from globalization, no matter where they live. We therefore support the Global Compact initiated by UN Secretary General Kofi Annan. The principles contained in the Global Compact also constitute guidelines for acting responsibly at all of our company's locations. They augment DaimlerChrysler's own guidelines through which we have committed ourselves in writing to equal opportunities, health care and work safety, protection of the environment, and the Integrity Code (see page 153). For the Global Compact to succeed, all employees have to be committed to its objectives. DaimlerChrysler and its newly established World Employee Committee are cooperating closely to achieve this goal.

Reflecting our commitment to social responsibility, we support social, humanitarian, cultural, environmental and scientific projects worldwide. The company donates money in emergencies, sponsors projects of public benefit and supports various foundations. With all of our social involvement we show that we care.
It is a principle that guides all of our social activities.

Principles of the "Global Compact"

Human Rights

1. Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence; and
2. make sure they are not complicit in human rights abuses.

Labour

3. Businesses should uphold the freedom of association and, the effective recognition of the right to collective bargaining;
4. the elimination of all forms of forced and compulsory labour;
5. the effective abolition of child labour; and
6. eliminate discrimination in respect of employment and occupation.

Environment

7. Businesses should support a precautionary approach to environmental challenges;
8. undertake initiatives to promote greater environmental responsibility; and
9. encourage the development and diffusion of environmentally friendly technologies.











Sprinter for the main meal of the day. On behalf of various charities, the "Table Service" organization collects donated food every day and distributes it to the needy in the form of a warm lunch. So that they can do this work, DaimlerChrysler has provided 100 Mercedes-Benz Sprinters free of charge for this table service.

www.daimlerchrysler.com/markenerlebnis







DaimlerChrysler: a good corporate citizen

The company's support of the World Childhood Foundation (WCF) is just one example of DaimlerChrysler's committment to improving living conditions worldwide, and of the seriousness with which the company takes its responsibilities as a good corporate citizen. DaimlerChrysler is one of the co-founders of this charitable organization initiated by Sweden's Queen Silvia, and has supported its work with a donation of €1 million. The WCF looks after destitute street children who have been sexually abused and who would otherwise have virtually no chance of ever living a decent life. The Foundation currently helps needy children in 37 projects worldwide.

It is not just the company but also its employees who support this project: During their free time, approximately 600 DaimlerChrysler employees from 14 music ensembles simultaneously staged benefit concerts on behalf of the WCF at eleven locations throughout Germany.

Responsibility for employees: the fight against HIV/AIDS

The acquired immune-deficiency syndrome, AIDS, is the most common cause of death in many countries, including South Africa. As a result, the company loses many highly skilled employees. As part of its Workplace Initiative on HIV/AIDS, DaimlerChrysler South Africa is providing medical care for those who need it as well as information on the disease and on methods to prevent it from spreading. Other members of this public-private project are the South African government, the German Society for Technical Cooperation (GTZ), trade unions and various international organizations such as UNAIDS. Protecting employees and their families against AIDS has top priority at DaimlerChrysler. The company was honored by the United Nations for its efforts in combating AIDS when UN Secretary General Kofi Annan presented the Award for Business Excellence in the Workplace to CEO Jürgen E. Schrempp in June 2002. Jürgen E. Schrempp was also appointed chairman of the Global Business Coalition on HIV/AIDS.



Jane Alexander, "African Adventure" (1999-2002); Last year, the "African Adventure" sculpture installation was shown outside South Africa for the first time in exhibitions of the artist's work at DaimlerChrysler's premises in Stuttgart and Berlin. In recognition of her outstanding artistic achievement, Jane Alexander was given the "DaimlerChrysler Award for South African Sculpture 2002".

Intercultural exchange

The need for greater intercultural understanding and dialogue is one of the most pressing challenges of our time, and DaimlerChrysler considers it a social and corporate responsibility to promote cultural exchange among people of different backgrounds.

The New York–Berlin bridge

Following the terrible events of September 11, 2001, German Chancellor Gerhard Schröder initiated a program that enabled 1,000 New York teenagers aged 16 to 18 to tour Germany. DaimlerChrysler took a leading role in this project, which was designed to provide young people with an insight into German culture and society.

A picture is worth a thousand words

In addition to sponsoring talented young musicians and numerous orchestras, DaimlerChrysler also supports the fine arts. For example, DaimlerChrysler sponsors numerous cultural and art events in Germany and the United States.

DaimlerChrysler's own art collection is regularly exhibited to employees and the public. In South Africa DaimlerChrysler awarded a prize to young artists, whose work was subsequently exhibited in Germany.

In 2002, the DaimlerChrysler Corporation Fund provided financial support for "Degas and the Dance," an extra-ordinary exhibition at the Detroit Institute of Arts of masterpieces by the Impressionist artist, Edgar Degas. The paintings, drawings and sculptures in this unique exhibition were loaned by 97 art collections in eleven countries.

First DaimlerChrysler social-responsibility report
In order to better present the many social projects sponsored by DaimlerChrysler, the company published its first social-responsibility report in November 2002. "Social Responsibility – A Commitment to the Future", which can also be downloaded from the internet at www.daimlerchrysler.com, provides in-depth information on our efforts to improve opportunities for young people, promote dialogue and cooperation with universities and training centers, support social initiatives, promote environmental-protection projects, and sponsor the arts and culture throughout the world. It also describes DaimlerChrysler's activities in this field at several locations where the company does business.

Mobility: road safety for everyone
As an automaker, DaimlerChrysler is especially concerned with traffic safety. Thanks to a number of technical innovations ranging from the airbag to the night vision system, the company is close to realizing its vision of "accident-free driving." In addition, we want everyone – and children and teenagers in particular – to know how to behave properly in traffic situations.

In addition to our participation in the Global Road Safety Partnership in conjunction with the World Bank, DaimlerChrysler initiates its own projects. One of them, the "Fit for a Kid" project in the United States, shows parents how to properly install and use child-safety seats. The global MobileKids project meanwhile provides children between eight and twelve with traffic-safety information.


Mercedes-Benz
MOBILEKIDS

The international "Mobile Kids" project teaches children between the ages of eight and twelve to use their bicycles, skateboards and kickboards with more awareness and safety.

Technology and innovation
DaimlerChrysler sets great importance in attracting qualified young professionals to work in research and technology, so we try to contact young people at an early stage in their career.

The best known competition for up-and-coming scientists in Germany is "Young Researchers", in which DaimlerChrysler offers the Prospects Forum for national winners and runners-up. DaimlerChrysler also believes it has a social responsibility to encourage dialogue among universities, the business community, and up-and-coming scientists and researchers.

DaimlerChrysler is convinced that the prospects for technical professions are excellent, and therefore the company was actively involved in Baden-Württemberg's Young Women's Technology Day 2002 for female students from grades nine through twelve. The company was one of its main sponsors and offered a program of its own as well. DaimlerChrysler's involvement in such projects is designed to interest young women in a career in technology, an area where they are traditionally underrepresented.

Human Resources

Continued implementation of global human resources strategy | 365,571 employees worldwide (2001: 372,470), decrease mainly at Chrysler Group and Commercial Vehicles | Greater flexibility to adapt to fluctuations in demand

365,571 employees worldwide
At December 31, 2002, DaimlerChrysler employed 365,571 people worldwide (2001: 372,470). Of this total, approximately 191,574 worked in Germany (2001: 191,158), and 101,437 in the United States (2001: 104,871). The decrease in the size of the Group's workforce was the result not only of staff reductions connected with the measures taken at Chrysler Group to reduce costs and increase efficiency, but also of the sale of production facilities such as in Graz, Austria, and of the restructuriing activities at the Commercial Vehicles division. Overall, the total number of employees was reduced by 6,900 during 2002.

Responding flexibly to fluctuations in demand.
DaimlerChrysler is taking various measures to increase its flexibility to respond to fluctuations in demand, while maintaining its permanent core workforce. These measures include adjusting employee numbers (workforce flexibility) and employees' working hours (working-time flexibility) to actual requirements by means of so-called flexi-pools, working-time accounts, new shift models, working-time budgets, and the use of temporary employees in the holiday season. Together such measures introduce an element of flexibility equivalent to around +/- 25% of the company's capacity in Germany, enabling it to respond rapidly to fluctuations in demand with little effect on costs. The introduction of long-term working-time accounts in Germany launched yet another innovative and forward-looking instrument for achieving greater flexibility. With the help of these measures taken to increase flexibility, the company was able to maintain approximately 3,000 jobs in the year 2002. Against a background of continuing uncertainties regarding market developments, DaimlerChrysler plans to further intensify its activities in this area.

Employee stock program successful in 2002
The employee stock program was restructured in 2001 to allow employees to purchase a total of 90 shares per year in three purchasing rounds (30 shares per round). In 2002, around 45,300 employees participated in the three purchasing rounds (2001: 44,600), bringing the total number of employee stockholders at year-end 2002 to 126,000. Employee shares are an important instrument for us to encourage employee retention and to allow employees to participate more directly in the company's success.

	2002	2001
Employees (Dec. 31)		
DaimlerChrysler Group	365,571	372,470
Mercedes Car Group	101,778	102,223
Chrysler Group	95,835	104,057
Commercial Vehicles	94,111	96,644
Sales Organization Automotive Businesses	42,142	38,733
Services	10,521	9,712
Other [1]	21,184	21,102

1 MTU Aero Engines, Corporate Research department, real-estate activities, and holding and finance companies





















We are the Berlin-Marienfelde facility. *The oldest production plant in the* DaimlerChrysler Group offers its employees, from apprentices to production manager, the right opportunities for individual development. The outstanding levels of qualification and motivation of the Berlin workforce, combined with their wealth of ideas and flexibility, have been a decisive factor for the success of the plant for 100 years.

World Employee Committee established

In 2002, the management of the Group in consultation with international employee representatives founded the World Employee Committee, an important information and discussion panel for worldwide employment issues. Mutual understanding and good working relationships facilitate further progress with the global linkage of our activities.

e-business activities further expanded

DaimlerChrysler has continuously expanded its e-business activities at Human Resources in recent years. In this context our employees are gradually being introduced to internal e-business applications. This accelerates and simplifies internal processes and allows direct interaction. All employee-related e-business applications are consolidated in the DCeLife program. The Employee Portal, which is the individual employee's personal gateway to DC eLife, provides information to employees at all DaimlerChrysler locations in Germany, as well as handling working processes and personal applications. The electronic travel service, for example, brings together 70 travel agencies in a virtual Travel Service Center that registers approximately 180 online bookings per day.

In addition, the ePeople project has standardized web-based personnel management processes and established an online network for human resources departments throughout Germany. The first ePeople applications have been successfully introduced. We intend to gradually make our e-business applications available at our locations worldwide.

Comprehensive executive assessment with LEAD

In 2002, we continued to develop our global executive assessment and development instrument, LEAD (Leadership Evaluation And Development). LEAD is designed to identify management potential in a timely manner, promote talent, and ensure that the company's management requirements will be met over the long term. In 2002, the LEAD process generated a comprehensive overview of global potential at DaimlerChrysler and identified a large number of high-potential managers at all levels, thus enabling the Group to meet its future needs for specialists and executive staff and offering attractive career prospects to our employees. The LEAD process was also instrumental in the recruitment of an international team for Asia in 2002. In 2003, LEAD will be expanded to include master craftsmen and non-managerial salaried employees, so that persons with potential can be systematically identified and promoted at an earlier stage.

Attracting young professionals and graduates

Last year, DaimlerChrysler cooperated closely with numerous colleges and universities in order to recruit young, talented professionals to the company. These recruitment efforts focused primarily on university graduates and young professionals with a technical background. Various events, such as the International Engineers Day, the Passenger Cars Development Career Workshop, and the Women's Career Workshop, enabled potential recruits to gain a practical insight into the inner workings of the company. In addition, customized job-entry and employee-development programs will ensure the successful integration of the approximately 2,400 young people we hired around the world in 2002.

Training and continuing education to meet future demands

Training and continuing education are crucial to business success. For this reason, DaimlerChrysler invested some €310 million in training and further education programs in 2002. Experienced employees are also prepared for the constantly changing demands that are placed upon them, in line with the philosophy of lifelong learning. At the end of the year, the company had 10,300 trainees in Germany (2001: 10,400).

A thank you to our staff

We would like to thank all our employees for their initiative, commitment and achievements. We are convinced that the ability, enthusiasm and energy of our employees will enable us to continue our successful development in the future. We also extend our thanks to the employee representatives for their constructive cooperation.

Financial Reporting

Analysis of the Financial Situation

Group operating profit €6.9 billion (2001: €1.3 billion operating loss); adjusted for one-time effects operating profit of €5.8 (2001: €1.3) billion | Substantial improvement in earnings despite difficult market conditions worldwide | Significant progress in implementation of turnaround plans at Chrysler Group and in the Freightliner, Sterling and Thomas Built Buses business unit | Balance sheet particularly impacted by exchange rate effects and the recording of pension accruals | Cash flows impacted by improved earnings and disposal gains

1. Operating Results

Operating profit up significantly despite global market weakness

In 2002, DaimlerChrysler recorded an operating profit of €6.9 billion, compared with an operating loss of €1.3 billion in the previous year. Gains on the sale of our investments in T-Systems ITS (formerly debis Systemhaus) and Conti Temic microelectronic (formerly TEMIC) totaling €2.6 billion had a positive impact on operating profit for 2002. One-time expenses totaling €1.6 billion which mainly resulted from restructuring measures taken at the Chrysler Group and in the Commercial Vehicles segment (€1.0 billion) and from impairments on long-lived assets in the Commercial Vehicles segment (€0.2 billion), had a negative impact on operating profit for 2002. The Services segment incurred costs of €0.4 billion in connection with the intended sale of portions of the Capital Services portfolio (financial services activities outside the automotive sector) and as a result of the decision of the Argentine government to reform its financial system and monetary policy.

Operating Profit (Loss) by Segments

In millions	2002 US $	2002 €	2001 €
Mercedes Car Group	3,167	3,020	2,951
Chrysler Group	639	609	(5,281)
Commercial Vehicles	(360)	(343)	(514)
Services	3,208	3,060	612
Other Activities	947	903	1,181
Eliminations	(414)	(395)	(267)
DaimlerChrysler Group	7,187	6,854	(1,318)
Adjusted for one-time effects	6,112	5,829	1,345

Note: The chapters "Business Review", "Analysis of the Financial Situation" and "Outlook" correspond to the consolidated business review report of DaimlerChrysler Group based on the Financial Statements compiled according to generally accepted accounting principles in the United States of America (U.S. GAAP).

Additional one-time expenses in 2002 of €28 million resulted from the impairment of an e-business investment, which affected the Chrysler Group and Commercial Vehicles segments.

Operating loss of the previous year was negatively impacted by one-time charges totaling €2.7 billion.

The one-time effects affecting operating profit in the 2002 and 2001 financial years for each segment are presented in the table on page 69.

Adjusted to exclude these one-time effects, operating profit in 2002 was €5.8 billion, up considerably compared to the previous year (€1.3 billion). Chrysler Group accounted for a significant portion of this increase in operating profit, which was achieved despite difficult global market conditions. The positive impacts from Chrysler Group were principally caused by the performance improvement measures initiated in 2001. The other segments also increased their profit contributions over the previous year's levels.

Operating profit of Mercedes Car Group up on previous year

The operating profit of the Mercedes Car Group segment was €3.0 billion in the current year, a slight increase compared to the previous year.

In the 2002 financial year, the segment generated unit sales of 1,232,300 units and revenues of €50.2 billion, which exceeded the previous year's unit sales (+ 0.2%) and revenues (+ 5.2%) despite the overall decline of the global market.

With 2002 global unit sales of 1,110,000 vehicles, the Mercedes-Benz passenger cars brand nearly matched the high unit sales level of the previous year (1,113,500 vehicles). The slight decline in unit sales was accompanied by an increase in expenditures attributable to investments in connection with the S-Class facelift and the second product initiative. The second product initiative was successfully continued in 2002 with the market launch of the new E-Class sedan and the CLK coupe in the first six months of 2002. However, these negative impacts on operating profit were more than offset by further increases in efficiency and an improved product mix, which resulted from the launch of the new E-Class and the CLK coupe.

smart reduced its operating loss from 2001 to 2002, largely through unit sales increases from 116,200 to 122,300 vehicles. The rise in unit sales was largely due to positive market acceptance of the smart city-coupe and the smart convertible, as well as the full availability of the right-hand drive version in the UK. Development costs for the smart roadster and the smart roadster coupe, both of which are scheduled for launch in April 2003, and for a new four-seater (forfour) being designed and manufactured in collaboration with Mitsubishi Motors, which is scheduled for launch in 2004, had a negative impact on operating profit.

Positive operating results posted at Chrysler Group

Chrysler Group achieved an operating profit of €0.6 billion in 2002 compared to an operating loss of €5.3 billion in the prior year. The 2002 operating profit includes restructuring charges of €0.7 billion while the 2001 operating loss includes restructuring charges of €3.1 billion resulting from the turnaround plan implemented in February 2001 in response to an increasingly competitive and weakening US automotive market. The turnaround plan is designed to improve Chrysler Group's financial performance and market position. The restructuring charges in 2001 primarily related to workforce reductions, asset write-downs and contract cancellation costs. The additional restructuring charges recognized in 2002 were for costs associated with the idling, closing or disposal of certain manufacturing facilities and ongoing workforce reduction measures as well as revisions of estimates based upon information currently available or actual settlements. The operating profit in 2002 also includes impairment charges of €14 million while the operating loss in 2001 includes impairment charges of €34 million allocated to Chrysler Group relating to DaimlerChrysler's e-business activities.

Adjusted to exclude one-time effects, the 2002 operating profit amounted to €1.3 billion (2001: €2.2 billion loss). This significant improvement was primarily the result of cost reductions and other actions taken as part of the turnaround plan, lower customer satisfaction costs and increased shipments, partially offset by net vehicle price reductions. The net vehicle price reductions are the result of higher vehicle pricing which was more than offset by higher sales incentives attributable to intense competitive pressures in the North American market.

Consistent with industry patterns, US dealer inventory levels rose from 442,000 units at December 31, 2001 to 517,000 units at December 31, 2002. The Chrysler Group market share in the US and Canada decreased slightly in 2002 compared to 2001.

One-Time Effects included in Operating Profit (Loss) by Segments

In millions	2002 US $	2002 €	2001 €
Mercedes Car Group	–	–	(10)
Impairment charges	–	–	(10)
Chrysler Group	(742)	(708)	(3,098)
Turnaround plan	(728)	(694)	(3,064)
Impairment charges	(14)	(14)	(34)
Commercial Vehicles	(544)	(519)	(565)
Restructuring charges	(276)	(263)	(534)
Impairment charges	(268)	(256)	(31)
Services	2,198	2,096	34
Gains on disposals of business	2,605	2,484	292
Impairment charges	(295)	(281)	(166)
Economic crisis in Argentina	(112)	(107)	(92)
Other Activities	163	156	976
Dilution gains and gains on disposals of businesses	163	156	1,335
Restructuring charges	–	–	(351)
Impairment charges	–	–	(8)
DaimlerChrysler Group	1,075	1,025	(2,663)

Operating Profit (Loss) adjusted for One-time Effects

In millions	2002 US $	2002 €	2001 €
Industrial Business	5,073	4,838	782
Financial Services	1,039	991	563
DaimlerChrysler Group	6,112	5,829	1,345

Improved earnings in the Commercial Vehicles segment through rigorous restructuring

The Commercial Vehicles segment posted an operating loss of €0.3 billion for the current year (2001: €0.5 billion). Due principally to the continued weakness of the global commercial vehicle markets, personnel restructuring measures were initiated in the Mercedes-Benz Trucks, DaimlerChrysler Powersystems and DaimlerChrysler Buses and Coaches business units in 2002, which resulted in one-time charges of €0.3 billion. These charges also include exit costs of a production plant in Mannheim. The restructuring program at the Freightliner, Sterling and Thomas Built Buses business unit, initiated in the previous year, resulted in further charges in 2002. In addition, impairment charges of €0.2 billion were incurred in connection with the partial sale of a subsidiary as well as with a change in the long-term product and production strategy.

The operating loss of €0.5 billion in the previous year was negatively impacted by one-time expenses of €0.6 billion, which were largely due to restructuring measures and costs incurred in connection with weak market developments in the Freightliner, Sterling and Thomas Built Buses business unit.

Adjusted to exclude one-time effects, operating profit in the Commercial Vehicles segment was up €0.1 billion to €0.2 billion despite the weak market development in Western Europe and South America. Increased sales realized in anticipation of the introduction of new emission standards in the United States led to higher revenues and improved profit margins which nearly compensated for the weak demand in the truck markets. In addition, the restructuring measures implemented at Freightliner, Sterling and Thomas Built Buses significantly contributed to the improvement in operating profit, much earlier than anticipated, whereas the difficult market environment prevented the other business units from approximating the operating profit levels of the previous year.

Earnings trend for Services positively impacted by favorable refinancing conditions

In 2002, the Services segment recorded an operating profit of €3.1 billion (2001: €0.6 billion). The operating profit was impacted by one-time effects in both years.

The 2002 operating profit included a one-time gain of €2.5 billion from the sale of our 49.9% equity interest in T-Systems ITS to Deutsche Telekom. In contrast, the continued economic crisis in Argentina (further devaluation of the Argentine peso against the US dollar) led to one-time expenses totaling €0.1 billion. Additional expenses of €0.3 billion resulted from write-downs of lease receivables and impairments of certain leased assets recognized in connection with portions of the Capital Services portfolio (financial services outside the automotive sector) sold or held for sale.

Operating profit of the previous year was positively impacted by the sale of the remaining 10% investment in debitel to Swisscom, which resulted in a gain of €0.3 billion. The Argentine government's restructuring of its finance and banking industry resulted in one-time expenses of €0.1 billion in 2001. In addition, in connection with an agreement to sell a portion of the Capital Services portfolio to GE Capital that was concluded in early 2002, €0.2 billion of expenses were incurred, which were included in the results for the 2001 financial year.

Adjusted to exclude one-time effects, the operating profit in 2002 amounted to €1.0 billion, which was significantly higher than the operating profit of €0.6 billion for the previous year.

The improvement in earnings was largely due to favorable refinancing conditions arising from continued low interest rates in our key markets and improved re-marketing management for returned leased vehicles, particularly in the United States. In addition, despite deteriorating economic conditions, provisions for credit losses decreased resulting in an improvement in operating profit. This decrease is mainly attributable to lower provisions for credit losses in the United States for the leasing and financing business of Chrysler Group and Freightliner vehicles. The lower provisions for credit losses in the United States were partially offset by higher provisions for credit losses mainly in Europe and Mexico, in particular relating to the commercial vehicles portfolio. Also offsetting the overall decrease in risk provisions were impairment charges of €0.3 billion due to declining resale prices of used passenger cars in North America. The operating profit was also negatively impacted by a loss of €0.1 billion related to the 35% equity method investment in debis AirFinance. Additionally, this investment debited the Other Activities segment with €18 million.

Improved profit contributions of EADS and Mitsubishi Motors in Other Activities

Other Activities comprises the investments in the European Aeronautic Defence and Space Company EADS N.V. ("EADS") and Mitsubishi Motors Corporation, both of which are accounted for using the equity method of accounting. In addition, the MTU Aero Engines business unit, the holding and finance companies, the real estate activities and central corporate research are included in this segment. The Rail Systems (Adtranz) and Automotive Electronics (TEMIC) business units were part of this segment through the date of their respective sales.

The €0.9 billion operating profit of Other Activities in 2002 was down from the previous year's level of €1.2 billion. A gain of €0.2 billion was recognized in April 2002 in connection with the sale of the 40% equity interest in Conti Temic microelectronic and its associated activities (formerly TEMIC).

In the previous year, operating profit was positively impacted by the Group's equity method share of the gain arising at EADS in connection with their formation of Airbus SAS (€0.9 billion), the sale of 60% of the Group's interest in TEMIC to Continental AG (€0.2 billion) and the sale of the Rail Systems business unit (€0.3 billion). The positive effect of these transactions was partially offset by the Group's equity method share of the impact of the restructuring program (€0.4 billion) initiated at Mitsubishi Motors in 2001.

Adjusted to exclude the one-time effects noted above, operating profit increased significantly by €0.5 billion to €0.7 billion in 2002.

As a result of more efficient management of resources, further cost reductions, increased synergy effects, and the continuing market success of its products, EADS contributed to the improvement in operating profit in 2002, despite continued economic declines, by maintaining sales within the civil aviation market.

Mitsubishi Motors recorded a significantly higher operating profit, primarily due to the continued implementation of their restructuring plan and increased revenues in Europe and North America. In the Japanese market, revenues continued to decline.

MTU Aero Engines could not reach the 2001 operating profit level due to the difficult markets for industrial gas turbines and civil-aviation engines.

Eliminations in the operating profit

Operating profit eliminations increased from 2001 to 2002 primarily due to the expansion of leasing operations in Germany and the increase of inventory financing of European dealers. From a group perspective, the profits generated from increased vehicle deliveries between the segments were unrealized and thus eliminated.

Financial result characterized by gains from sales

In 2002, the financial result was €2.2 billion, considerably higher than the previous year (€0.2 billion). The financial results of both years were considerably influenced by one-time effects.

In 2002 gains from the sales of investments in T-Systems ITS and Conti Temic microelectronic, totaling €2.6 billion, contributed to the increase in income from investments. One-time expenses of €28 million resulted from an impairment of an investment in an e-business company of the Group.

The financial result of the previous year was positively impacted by one-time effects totaling €0.7 billion. Income from investments included one-time gains recognized in connection with the establishment of Airbus SAS at EADS and from the sale of the remaining 10% interest in debitel to Swisscom. The Group's equity method share in the loss of Mitsubishi Motors, which was negatively impacted by restructuring charges, and expenditures related to impairments within the e-business activities of the Group had a negative impact on financial results. Due to the economic and currency crisis in Argentina, €0.1 billion of expenses were recognized in other financial income in 2001.

Adjusted to exclude the one-time effects noted above in both years, the 2002 financial result increased by €0.2 billion to financial expense of €0.3 billion compared to the previous year. Results from investments rose by €0.5 billion to income of €0.1 billion, primarily due to the improved earnings situation at EADS and Mitsubishi Motors, which are accounted for using the equity method. Other financial result fell by €0.3 billion to an expense of €0.1 billion due to lower income from sales of securities. Net interest expense of €0.3 billion, was down slightly from the previous year.

The effects on operating profit of the operating investments were allocated to the respective segment's operating profit. In 2002 this resulted in a positive overall contribution to operating profit of €0.5 billion, of which €0.8 billion related to the investments in EADS and Mitsubishi Motors. Other investments reduced the operating profit by €0.3 billion.

These operative investments negatively impacted the financial result by a total of €28 million.

Income taxes

In 2002, the Group recorded income tax expense of €1.2 billion, compared with an income tax benefit of €0.8 billion in the previous year.

Based on the earnings before income taxes of €6.1 billion (2001: €1.5 billion loss before income taxes), the effective tax rate was 19.4% compared with the previous year's rate of 52.4%. The low effective tax rate in 2002 was principally due to the tax-free sale of the investments in T-Systems ITS and Conti Temic microelectronic.

The high tax rate in 2001 was due to the pre-tax loss reported in 2001 combined with the tax-free sales of the remaining debitel shares, the Rail Systems business unit, and 60% of the Group's interest in TEMIC. Because of the pre-tax loss reported in 2001, the tax-free gains realized in 2001 had the effect of increasing the effective tax rate. Additional information on income taxes can be found in Note 9 to the Consolidated Financial Statements.

Consolidated Statements of Income (Loss)

In millions	2002 US $	2002 €	2001 €
Revenues	156,838	149,583	152,873
Cost of sales	(127,348)	(121,457)	(128,394)
Selling, administrative and other expenses	(19,180)	(18,293)	(18,331)
Research and development	(6,365)	(6,071)	(5,933)
Other income	830	792	1,212
Turnaround plan expenses – Chrysler Group	(728)	(694)	(3,064)
Income (loss) before financial income	4,047	3,860	(1,637)
Financial income, net	2,315	2,208	154
Income (loss) before income taxes	6,362	6,068	(1,483)
Income taxes	(1,233)	(1,177)	777
Minority interests	(15)	(14)	44
Income (loss) before extraordinary items and cumulative effects of changes in accounting principles	5,114	4,877	(662)
Extraordinary items – gains on disposals of businesses, net of taxes	–	–	–
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 142	(167)	(159)	–
Net income (loss)	4,947	4,718	(662)
Net income (loss) adjusted for one-time effects [1]	3,490	3,329	730

1 2002: Further restructuring charges in connection with the turnaround plan at Chrysler Group, restructuring measures and impairment charges in the Commercial Vehicles segment, write-downs of lease receivables in connection with the sale of portions of the Capital Services portfolio and charges relating to the economic crisis in Argentina, gains arising from the sales of the investments in T-Systems ITS and Conti Temic microelectronic, impairments of an investment in an e-business company as well as from the initial application of new accounting standards.

2001: Turnaround plan Chrysler Group, restructuring of Freightliner, Sterling and Thomas Built Buses business unit, Mitsubishi Motors restructuring, charge related to the recoverability of lease receivables of the capital services portfolio, impairment charge relating to e-business activities and the economic crisis in Argentina, gain arising at EADS in connection with the formation of Airbus SAS, sale of the remaining 10% equity interest in debitel, sale of 60% of the Group's interest in TEMIC, sale of Adtranz.

Reconciliation Operating Profit (Loss)

In millions	2002 US $	2002 €	2001 €
Income (loss) before financial income	4,047	3,860	(1,637)
+ Pension and postretirement benefit expenses other than service cost	(254)	(242)	(450)
+ Operating profit (loss) from affiliated and associated companies and financial income (loss) from related operating companies	518	494	516
+ Gains (losses) from the sale of operating businesses	2,768	2,640	292
+ Miscellaneous items	107	102	(39)
Operating profit (loss)	7,186	6,854	(1,318)

Considerable improvement in net income

The Group recorded net income of €4.7 billion in 2002, compared with a net loss of €0.7 billion in 2001. Based on the reported net income, earnings per share amounted to €4.68 compared with a loss per share of €0.66 in 2001.

In 2002, the initial application of the new US Accounting Standard SFAS 142 and the associated change in the method of accounting for goodwill and intangible assets resulted in impairments of goodwill being recorded by certain of our equity method investments, principally EADS. Our pro rata share of those impairment charges, which are presented in a separate line in the 2002 Statement of Income (loss), negatively impacted earnings by €0.2 billion.

The one-time effects described in the discussion of operating profit and financial income increased Group net income by a total of €1.6 billion after taxes (2001: €1.4 billion earnings reduction).

Adjusted to exclude the one-time effects noted above and to impairments from the initial application of SFAS 142, Group net income increased by €2.6 billion to €3.3 billion. Adjusted for these one-time effects, basic earnings per share were €3.30 compared with €0.73 in 2001.

Development of Earnings

In billions of €


Operating Profit
Net Income
12
10
8
6
4
2
'99
'00
'01
'02

In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized and thus net income and operating profit are no longer negatively impacted by the amortization of those assets. If SFAS 142 had been applied as of January 1, 2001, the net loss and operating loss for 2001 would have been reduced by €0.4 billion and reported loss per share would have been €0.40 lower.

DaimlerChrysler AG earnings

In the current year, DaimlerChrysler AG's financial statements prepared in accordance with the German Commercial Code (HGB) showed net income of €6.3 billion as compared with earnings of €0.8 billion in the previous year. Results from ordinary business activities amounted to €7.5 billion (2001: €1.4 billion). These results were impacted by the high financial result of €8.1 billion (2001: €1.0 billion) which reflected the increased profit transfer of DaimlerChrysler Services AG following the sale of the investment in T-Systems ITS. Operating result, which is defined as the results from ordinary business activities less the financial result, was - €0.6 billion (2001: €0.4 billion).

Total income taxes of €1.2 billion (2001: €0.6 billion) resulted largely from taxes on increased profits from ordinary business activites. The results from ordinary business activities less tax expense resulted in net income of €6.3 billion. Management transferred half of the 2002 net income (€3.15 billion) to retained earnings and the other half to unappropriated profits. In the previous year, unappropriated profits of €1.0 billion were reported after withdrawing €0.2 billion from retained earnings, which was distributed in full to the shareholders during 2002.

The annual financial statements and Management Report of DaimlerChrysler AG are published in the Federal Gazette and are filed with the Stuttgart Commercial Register.

Dividend of €1.50 per share

At the Annual Meeting on April 9, 2003, the Board of Management and the Supervisory Board will propose the distribution of €1.5 billion of unappropriated profits, or €1.50 per share, to shareholders and the transfer of the remaining amount of €1.65 billion to retained earnings. The equity entitled to dividend payments amounts to €2,633 million as of December 31, 2002.

2. Performance Measures

Integrated management tools

To manage and control the Group as a whole and its business units, management employs modular and closely integrated management tools. The implemented control system with its performance standards promotes cross-divisional transparency and comparability as well as capital market-oriented investment control within the DaimlerChrysler Group.

Within the control framework, DaimlerChrysler differentiates between the Group level and the operating level of the business units and segments.

On the Group level, economic value added is an absolute earnings ratio calculated by subtracting the weighted average cost of capital from net operating income. The calculation of net operating income, an after-tax figure, is illustrated in the table on page 75. Economic value added is the core element of the control system and therefore represents the most important performance standard at DaimlerChrysler.

In the calculation of the corporate profitability ratio, return on net assets (RONA), net operating income is divided by the capital employed within the Group. This shows the extent to which the DaimlerChrysler Group as a whole generates or exceeds the rate of return required by its investors and creditors.

The required rate of return and the weighted average cost of capital for the Group are derived from the minimum returns that investors and creditors expect for equity and capital provided by outside sources. The cost of equity is determined in accordance with the capital asset pricing model, using the interest rate for long-term, risk-free securities (e.g. government bonds, fixed-interest bonds) plus a risk premium for investment in shares. The cost of capital from outside sources is derived from the required rate of return for obligations entered into by the company with the outside sources providing the capital.

At the level of the industrial business units and segments, economic value added is calculated as operating profit less the weighted average cost of capital. The calculation is based on the result before interest and taxes, since this reflects the area of responsibility of management more accurately than an after-tax figure. The capital base is net assets, i.e. assets less non-interest-bearing liabilities. The financial services activities usually apply return on equity as a controlling benchmark.

The objective of an adequate cost of capital rate is to promote value-adding investment projects and exploit corresponding growth opportunities. In this way the company is continually pursuing the goal of creating sustained value for DaimlerChrysler's shareholders.

To account for a series of changes both in DaimlerChrysler's capital structure and capital market requirements, the cost of capital was recalculated in 2002. The various amended parameters of the cost of capital determined in accordance with the capital asset pricing model resulted in a drop in the cost of consolidated capital rate overall to 8.0% after taxes (2001: 9.2%). Beginning in 2002, this leads to a minimum required rate of return of 13.0% before taxes (2001: 15.5%) for the industrial business units and 14.0% before taxes (2001: 17.0%) for Financial Services. However, in order to create sustained value for the DaimlerChrysler shareholders, the business units and segments are required to considerably exceed this hurdle. The objective is derived from benchmarks with the best comparable companies and exceeds the minimum requirements.

Development of return on net assets

Net operating income, which is derived from Group net income adjusted to exclude one-time effects, amounted to €4.3 billion (€5.7 billion including these one-time effects) in the current year. In connection with the decrease of net assets from €65.9 billion to €65.0 billion (annual average), this resulted in a return on net assets of 6.7% after taxes (2001: 2.5%) for the DaimlerChrysler Group. The Mercedes Car Group segment considerably exceeded the hurdle rate of return of 13.0% before taxes. The comprehensive programs to improve profitability initiated in the Chrysler Group in 2001 had a positive impact compared with the previous year. However, with a return on net assets of 6.8% (2001: – 8.2%), the hurdle rate of return was not yet achieved in 2002. The Commercial Vehicles segment and Financial Services have not yet achieved the minimum required rate of return, primarily due to the continually strained economic situation in some key markets.

In connection with the slight decline in average net assets, the significant increase in the Group's net operating income led to a considerable improvement of the RONA compared with the previous year (2002: 6.7%; 2001: 2.5%), but the economic value added of €0.9 billion was still negative (calculated on the basis of a cost of capital rate of 8.0% after taxes).

Net assets are derived from the consolidated balance sheet, as illustrated by the following table.

Net Assets and Return on Net Assets [1]

	2002	2001	2002	2001
	(annual average, in billions of €) Net Assets		% Return on Net Assets	%
DaimlerChrysler Group (after taxes)	65.0	65.9	6.7	2.5
Industrial business (before interest and taxes)	46.9	54.7	10.3	1.4
Mercedes Car Group	12.1	11.1	25.0	26.7
Chrysler Group	19.5	26.6	6.8	(8.2)
Commercial Vehicles	8.5	9.2	2.1	0.6
Services [2]	1.1	2.2	0.9	1.9
Other Industrial Activities [3]	5.7	5.6	13.1	7.2
	Stockholders' Equity		Return on Equity [4]	
Financial Services	9.3	9.6	10.6	5.9

1 Adjusted for one-time effects.

2 Due to the disposal of the investments in T-Systems ITS to Deutsche Telekom, the investment was included only through March 2002.

3 Due to the disposition of business units, figures are not comparable with the prior year. The sold business unit Rail Systems was included through April 2001. The business unit Automotive Electronics was included through March 2001, thereafter at equity until it was completely sold on April 1, 2002.

4 Before taxes.

Net Assets [1] of the DaimlerChrysler Group

In millions	2002 €	2001 €
Stockholders' equity [2]	33,565	39,184
Minority interests	432	417
Financial liabilities of the industrial segment	12,201	15,701
Pension provisions of the industrial segment	15,864	12,608
Net assets	62,062	67,910

1 Represents the value at year-end; the average for the year was €65.0 billion (2001: €65.9 billion).

2 Adjusted for the effects from the application of SFAS 133.

Reconciliation to Net Operating Income

In millions	2002 €	2001 €
Net income (loss)	4,718	(662)
One-time effects	1,389	(1,392)
Net income (loss) adjusted for one-time effects	3,329	730
Minority interests	14	(44)
Interest expense related to industrial activities, after taxes	458	422
Interest cost of pensions related to industrial activities, after taxes	534	539
Net operating income	4,335	1,647

3. Financial Position and Cash Flow

Decrease of total assets

Year-on-year, the Group's total assets decreased by 10% to €187.3 billion. The lower value of the US dollar over the previous year was a key factor. Following further devaluation of the US dollar, the assets and liabilities of our US Group companies were translated at the exchange rate of €1 = US $ 1.0487 (2001: €1 = US $ 0.8813) as of December 31, 2002. This resulted in correspondingly lower balance sheet amounts in euros. Currency effects accounted for €21.2 billion of the total decrease in consolidated total assets, adjusted for currency impacts total assets increased by €1.1 billion.

Due to developments in the international capital markets during the year 2002 and the reduction of the discount rate for valuation of the pension obligations, the pension plan assets were lower than DaimlerChrysler's accumulated benefit obligation as of December 31, 2002. In accordance with US-GAAP, such underfunding as of the balance sheet date requires the Group to record additional pension accruals without an effect on earnings. The pension accrual was adjusted by an amount representing unrecognized prior service costs. Any remaining additional pension accrual is accounted for as a reduction in equity. The underfunded status of the pension plans also requires that any existing prepayments to the pension funds be netted against the pension accrual. As of December 31, 2002, the DaimlerChrysler Group was required to record additional pension accruals of €4.7 billion and intangible assets of €2.3 billion, reduce prepaid pension assets by €7.6 billion and equity (after taxes) by €6.3 billion.

On the assets side, fixed assets decreased by 12% to €36.3 billion in the current reporting year, mainly due to currency effects and lower additions to fixed assets.

Year-on-year, financial assets decreased considerably to a total of €9.3 billion (2001: €12.4 billion). The reduction was due mainly to the sale of the investments in T-Systems ITS and in connection with the streamlining of Capital Services portfolio in the United States.

The €7.8 billion (22%) decrease in leased equipment was due mainly to exchange rate changes. In addition, favorable financing rates in the United States led customers to a shift from operating lease agreements to sales financing agreements, which are reported under receivables from financial services.

Balance Sheet Structure

In billions of €



207
207
45%
18%
187
187
Fixed assets
42%
18%
Stockholders' equity
20%
23%
Accrued liabilities
57%
Non-fixed assets
56%
50%
55%
Liabilities
44%
42%
of which: Financial liabilities
of which: Liquidity
Deferred taxes and prepaid expenses
7%
7%
2%
5%
5%
4%
Deferred taxes and income
'02
'01
'01
'02

Balance Sheet Structure of the Industrial Business

In billions of €



109
109
37%
26%
100
100
Property, plant and equipment
36%
25%
Stockholders' equity
37%
43%
Accrued liabilities
16%
Other fixed assets
17%
14%
Inventories
14%
35%
13%
Receivables
17%
32%
Liabilities
10%
Liquidity
11%
Deferred taxes and prepaid expenses
10%
5%
2%
Deferred taxes and income
'02
'01
'01
'02

The €2.6 billion (5%) increase in receivables from financial services was due mainly to a reduction in sales of receivables and the increase in sales financing agreements in the United States. Overall, the leasing and sales financing business accounted for €80.3 billion, i.e. 43%, of our total assets.

Inventories – less advance payments received – are reported in the consolidated balance sheet at €15.6 billion (2001: €16.8 billion). Adjusted for currency effects (€1.4 billion), inventories increased by €0.3 billion, in particular as a result of pending market launches for new products in the Mercedes Car Group and higher levels of used vehicles in the Services Division. On the other hand, the inventory in the Chrysler Group Division decreased.

Trade accounts receivable decreased to €6.3 billion (2001: €6.4 billion). The reduction was mainly influenced by currency exchange rate effects, offset by an increase at Chrysler Group due to higher sales.

The increase in other receivables to €17.6 billion (2001: €16.2 billion) was principally due to the strong increase in derivative financial instruments as a result of the changed currency exchange rates.

Year-on-year, liquid funds fell by 14% to €12.4 billion. Liquid funds are actively managed within the Group to ensure a minimum level of corporate liquidity. The total decrease in liquid funds is comprised of €1.6 billion relating to cash and cash equivalents and €0.5 billion relating to securities.

On the liabilities side, Group equity decreased by 10% to €34.9 billion (2001: €39.0 billion). The decrease was mainly due to the additional pension liability, exchange rate effects, and the dividends distributed for the 2001 financial year (€1.0 billion). On the other hand, consolidated net income of €4.7 billion had the effect of increasing equity. The equity ratio, adjusted for the proposed dividend distribution for 2002 (€1.5 billion), declined 0.5 percentage points to 17.8% (2001: 18.3%). The equity ratio for the industrial business amounted to 24.8% (2001: 25.7%).

Accruals rose by €1.5 billion to €43.7 billion. The increase was mainly due to additional pension accruals as a result of the underfunded status of the pension plans, higher tax and warranty accruals, and accruals for sales incentives. Furthermore the accruals were reduced by currency effects amounting to €4.6 billion, the valuation of accruals for derivative financial instruments, and utilization of accruals in connection with the turnaround plans at Chrysler Group and in the Freightliner, Sterling and Thomas Built Buses business unit.

Trade payables and other liabilities decreased by €3.2 billion to €21.2 billion. In addition to the adjustment for currency effects (€2.6 billion), the decrease was mainly due to the reduction in trade payables in the Chrysler Group, offset by higher trade payables in the Mercedes Car Group and Commercial Vehicles segments.

The Group's financial liabilities amounted to €79.1 billion as of the balance sheet date, which are mainly used for refinancing of the leasing and sales financing business of the Services segment. The significant decrease in financial liabilities compared with the previous year was due primarily to currency effects of €8.6 billion and repayments (net) from higher Group operating cash inflows.

Statement of cash flows impacted by disposal gains and improved earnings

The increase in cash provided by operating activities of €1.9 billion to €17.8 billion was primarily caused by the significant improvement in net income.

The decrease in cash used for investing activities (€12.9 billion, 2001: €14.0 billion) was impacted by partially offsetting developments. Cash used for investing activities of industrial business was reduced by €4.8 billion to €1.6 billion (2001: €6.4 billion), whereas cash used of Financial Services increased by €3.8 billion (€11.3 billion, 2001: €7.5 billion). The decrease in the Industrial Business was mainly a result of proceeds from the sales of the investments in T-Systems ITS and TEMIC. An additional factor was the lower investment in property, plant and equipment, due primarily to improved production and development processes and fluctuations related to product launches. The increase at Financial Services was principally the result of, in comparison to 2001, higher net additions to receivables from financial services of €8.1 billion, mainly due to lower proceeds from the sale of finance receivables. This increase was partially offset by the lower increase in equipment for operating leases of €4.5 billion.

Net increase (decrease) in cash and cash equivalents
In millions of €


10,715
17,796
-12,946
-5,270
-1,195
9,100
Cash and cash equivalents 31.12.2001
Cash provided by operating activities
Cash used for investing activities
Cash used for financing activities
Effect of foreign exchange rate changes
Cash and cash equivalents 31.12.2002

Cash used for financing activities in 2002 amounted to €5.3 billion, and was mainly a reflection of net repayments of financial liabilities (€4.3 billion). In addition, cash of €1.0 billion was used to pay the dividend for the 2001 financial year.

Cash and cash equivalents with an original maturity of three months or less decreased by €1.6 billion to €9.1 billion, compared to December 31, 2001, including a currency translation effect of €1.2 billion. Total liquidity, which also includes long-term investments and securities, decreased from €14.5 billion to €12.4 billion.

Refinancing at the DaimlerChrysler Group

In 2002, the refinancing activities of the DaimlerChrysler Group were conducted on the basis of improved operating cash flows, proceeds from the sale of assets outside the Group's core activities, in particular the investment in T-Systems ITS, and weaker financial services business compared with the previous year. To cover the financial resources requirements, which were considerably lower compared to the previous year, DaimlerChrysler used a broad spectrum of financial and capital market instruments across the global network of regional holding companies and finance companies.

The Group issued the only benchmark transaction in 2002 by simultaneously floating a euro bond and a US dollar bond amounting to €3.2 billion in January. In addition to these two major bonds, DaimlerChrysler covered the ongoing funding requirements through smaller transactions over the remainder of the year, as the Group used medium-term note programs in the form of public bonds and private placements.

Securitizations of receivables, in particular those of the Financial Services business in the United States, are being used on an ongoing basis to refinance the Group. By establishing a US dollar 3.0 billion asset-backed commercial paper program in the United States, DaimlerChrysler attracted a new group of investors.

4. Risk Report

Integrated risk management system

Within the framework of their global activities and as a result of the increasingly intense competition in all markets, the business units of the DaimlerChrysler Group are exposed to a great number of risks, which are inextricably linked with corporate business. Effective management and control instruments, combined within a uniform risk management system which is continuously improved, are deployed for the early detection, evaluation and management of risks.

The risk management system is an integral part of the overall planning, control and reporting process in all relevant legal units and central functions. It is aimed at the systematic detection, assessment, controlling and documentation of risks. Taking defined risk categories into account, risks are identified by management of the business units and segments and the key associated companies and assessed with respect to the likelihood of occurrence and the possible extent of damage. The communication and reporting of relevant risks is controlled by value limits set by management. Within the framework of risk management, measures are developed and initiated as required to avoid, reduce and prevent risks. The key risks are monitored in the framework of risk monitoring.

The aim of the Group's risk management system is to enable corporate management to identify key risks at an early stage and initiate counter measures. Compliance with uniform Group guidelines, as defined in a risk management manual applicable for the entire Group, is checked by the internal audit department. In addition, external auditors test the early risk detection system integrated into the risk management system for its fundamental suitability for early detection of developments that could jeopardize the continued existence of the company.

Risks from overall economic development

Following a short phase of recovery, the global economy again lost a great deal of momentum in the current year. The economic outlook for 2003 as a whole has also deteriorated perceptibly since the anticipated upturn did not fully materialize and was later and weaker than expected. Consequently, the economic risks for the earnings situation at DaimlerChrysler grew during the same period.

Possible triggers of an unfavorable economic development could be a sustained drop in consumption in the United States, associated with a corresponding downturn of the most important growth engine for the global economy, as well as the possible negative consequences of an escalation of military action in Iraq either in terms of duration and/or scope.

The ongoing structural problems of the Japanese economy hold further risk potential, both with respect to the significance of Japan as a market and because of the increased investment at Mitsubishi Motors. The possible negative effects of a Japanese economic recession on the developing countries of Asia could likewise negatively influence the joint investment with Hyundai Motor Company.

A geographically restricted risk potential exists in connection with the ongoing crises in individual developing countries (South America, Asia, Eastern Europe).

Industry- and company-specific risks

The weak overall economic development and stagnating markets are increasingly affecting the automobile industry. Strong competitive pressures are reducing earnings and increasing the nature and extent of discount financing offers. Sales incentives in the new vehicle business in turn affect the price level in the used vehicle business. In addition to industry-specific market developments, unit sales also depend on general political conditions. Conditions relating to emissions, fuel economy and energy prices affect growth in various product segments and therefore also the profitability of the company.

Innovative products and services provided by the company are the key success factors for the DaimlerChrysler Group. This success is decisively influenced by research activities and the development of new products, the timely execution of product launches and the achievement of defined efficiency improvement objectives while at the same time maintaining quality. Any quality reductions could result in increased warranty liabilities and damage the Group's image, which could negatively impact unit sales. The successful continuation of the turnaround programs initiated at Chrysler Group, in the Freightliner, Sterling and Thomas Built Buses business unit, and at Mitsubishi Motors is decisive for the profitability of DaimlerChrysler. Against the background of the strategic orientation of the Group, recruiting and expanding management potential in the engineering professions and for employment in Asia is essential. Other operating risks, such as risks relating to information technology, play a less important role.

DaimlerChrysler's services business includes financial and mobility services. The financing and leasing of the Group's new vehicle business are extremely important. The necessary capital is largely refinanced by the external financial markets, with associated exchange rate and interest rate risks. In addition, risks of counterparty default in the financing business and residual value risks exist, which can arise with the marketing of returned lease vehicles. With the formation of DaimlerChrysler Bank in 2002, the range of services was extended to include financial investing. The resulting extended spectrum of risks has no significant influence on the Group.

DaimlerChrysler has a proportionate share of the risks of Mitsubishi Motors in line with its investment stake. Above all, the risks are contingent on the overall economic development in Japan and in the NAFTA region. Risks from warranty commitments could also be detrimental to the earnings situation at Mitsubishi Motors.

As a result of the investment in EADS, DaimlerChrysler is also partially exposed to their risks. The current significant drop in the number of airline passengers is manifested in the cost-cutting measures adopted by many airlines. This could lead to a further reduction in the demand for aircraft and to increased competition in the aircraft business with pressure on EADS' profitability. It is unlikely that such losses will be compensated by increased demand in the military sector.

Transparency of market risks

The DaimlerChrysler Group is exposed to market risks from changes in foreign currency exchange rates and interest rates. To a minor degree the Group is also exposed to changes in market prices of equity securities. These changes may adversely affect DaimlerChrysler's operating results and financial condition. The Group seeks to manage and control these risks primarily through its regular operating and financing activities, but, when we deem it appropriate, through the use of derivative financial instruments. DaimlerChrysler evaluates these market risks by monitoring changes in key economic indicators and market information on an ongoing basis.

In order to quantify the foreign exchange rate risk, interest rate risk and equity price risk of the Group on a continuous basis, DaimlerChrysler's risk management control systems employ value-at-risk analyses as recommended by the Bank for International Settlements. The value-at-risk calculations employed by DaimlerChrysler express potential losses in fair values and are based on the variance-covariance-approach assuming a 99% confidence level and a holding period of five days. Estimates of volatilities and correlations are primarily drawn from the RiskMetrics™ datasets and supplemented by additional exchange rate, interest rate and equity price information.

The Group does not use financial instruments for speculative purposes.

Following organizational standards in the international banking industry, DaimlerChrysler maintains risk management control systems independent of Corporate Treasury and with a separate reporting line.

Foreign exchange rate management

The global nature of DaimlerChrysler's business activities results in cash receipts and payments denominated in various currencies. Cash inflows and outflows of the business segments are offset and netted if they are denominated in the same currency. Within the framework of central currency management, currency exposures are regularly assessed and hedged with suitable financial instruments according to exchange rate expectations, which are constantly reviewed. The net assets of the Group which are invested in subsidiaries and affiliated companies outside the euro zone are generally not hedged against currency risks. However, in specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments.

The following table shows values-at-risk figures for DaimlerChrysler's 2002 and 2001 portfolio of derivative financial instruments used to hedge the underlying currency exposure. We have computed the average exposure based on an end-of-quarter basis.

Value-at-Risk

In millions of €	12.31. 2002	Average for 2002	12.31. 2001	Average for 2001
Exchange rate sensitive derivative financial instruments [1]	236	304	368	430

1 Forward foreign exchange contracts, foreign exchange swap contracts, currency options.

The average and period-end values-at-risk of derivative financial instruments used to hedge exchange rate risk decreased in 2002, primarily as a result of lower foreign exchange rate volatilities, despite a slightly increased foreign exchange derivatives' volume.

Asset and liability management

DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage its liquidity and cash needs of the day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business operated by DaimlerChrysler Services. The leasing and sales financing business enters into transactions with customers which primarily result in fixed-rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio, the funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates.

DaimlerChrysler coordinates funding activities of the industrial business and financial services at the Group level. It uses interest rate derivative instruments, such as interest rate swaps, forward rate agreements, swaptions, caps and floors, to achieve the desired interest rate maturities and asset/liability structures.

The following table shows value-at-risk figures for DaimlerChrysler's 2002 and 2001 portfolio of interest-rate sensitive financial instruments. We have computed the average exposure based on an end-of-quarter basis.

Value-at-Risk

In millions of €	12.31. 2002	Average for 2002	12.31. 2001	Average for 2001
Interest-rate-sensitive financial instruments	157	185	334	272

In 2002, the average and period-end value-at-risk of our portfolio of interest rate sensitive financial instruments decreased, primarily due to less volatile interest rates and a reduced mismatch in terms of interest rate maturities between both, the receivables from the Group's leasing and sales financing business and the respective funding of that business.

Equity price risk management

DaimlerChrysler also holds to a minor degree investments in equity securities as a part of its strategy to manage excess liquidity. The Group hedges the risk inherent in these securities mainly through equity derivatives. Since DaimlerChrysler has significantly reduced the portfolio of equity securities in 2001, the corresponding market risk is currently not material. Thus, the Group is not presenting the value-at-risk figures for the remaining equity price risk. According to international banking standards we do not include investments in equity securities, which we classify as long term investments in the equity price risk assessment.

Ratings

On July 19, 2002, the rating agency Standard & Poor's (S&P) upgraded the outlook of DaimlerChrysler's long-term rating from negative to stable after the publication of the second-quarter financial statements. S&P's explanation was that the measures to improve performance were taking hold at the Chrysler Group and Freightliner. The long-term and short-term ratings remained unchanged, at BBB+ and A-2 respectively. The rating agency Moody's Investors Service (Moody's) did not change DaimlerChrysler's rating or outlook in 2002. At the year-end, the long-term rating from Moody's was A-3 with a negative outlook, and the short-term rating was P-2.

Legal proceedings

Various legal proceedings are pending against the Group. DaimlerChrysler believes that such proceedings, other than the purported class actions by South African plaintiffs and the shareholder lawsuit discussed below, constitute ordinary routine litigation incidental to its business.

Various legal proceedings pending against DaimlerChrysler Corporation allege defects in various components (including door and liftgate latches, occupant restraint systems, seats, brake systems, and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), or crashworthiness. Some of these proceedings seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in these proceedings could require DaimlerChrysler Corporation to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

On February 18, 1999, a jury awarded $54.75 million (€52.22 million) in compensatory damages and $3.7 million (€3.5 million) in punitive damages to the owners of approximately 75,000 1988 3/4 -1990 model year Chrysler vehicles in Crawley vs. Chrysler Corporation, a class action lawsuit tried in the Court of Common Pleas, Philadelphia, Pennsylvania. The complaint alleged that the air bags in those vehicles were defective because the vent hole positions could cause hand burns when the air bags deploy. DaimlerChrysler Corporation appealed the decision and in October 2002, the court of appeals decertified the class and vacated the judgment.

Four purported class action lawsuits are pending in various US and Canadian courts that allege that the paint applied to 1982-1997 model year Chrysler, Plymouth, Jeep® and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs. Six other previously reported class action lawsuits regarding paint delamination have been dismissed.

DaimlerChrysler received a "statement of objections" from the European Commission on April 1, 1999, which alleged that it violated EC competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that DaimlerChrysler infringed EC competition rules and imposed a fine of approximately €72 million. DaimlerChrysler's appeal is pending.

As previously reported, in the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management (Messrs. Kopper, Schrempp and Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making similar claims to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit are pending. The plaintiffs, current or former DaimlerChrysler shareholders, allege that the defendants violated US securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. In essence, the complaints allege that by describing the transaction as a "merger of equals" in the proxy statement/ prospectus and other statements preceding the special meeting of Chrysler stockholders called to vote on the business combination agreement, the defendants misrepresented that DaimlerChrysler would operate as two equal companies, while they always intended to relegate Chrysler to division status and to replace Chrysler's management with executives from Daimler-Benz. The complaints generally seek (a) actual damages, including an acquisition premium, (b) "recissory" damages representing the difference between the value of the Chrysler common stock exchanged and the present value of the DaimlerChrysler shares, (c) compensatory and, in the individual actions, punitive damages, (d) an order unwinding the transaction, (e) pre- and post-judgment interest, and (f) such other relief as may be just and proper. In April 2001, all of the pending class action complaints were consolidated into a single consolidated class action complaint that included two claims not previously alleged in any of the complaints. The new claims alleged that DaimlerChrysler had violated US securities laws by making false and misleading statements in 1999 and 2000 regarding its prospects for the year 2000. On May 9, 2001, DaimlerChrysler filed motions to dismiss all three complaints. In March 2002, the Court granted the motion as to the consolidated class action complaint, denied the motion as to the Tracinda Corporation complaint except for the civil conspiracy claim in that complaint, and denied the motion as to the other complaint filed by Glickenhaus & Co., et al. The Court subsequently allowed the class action plaintiffs to amend their complaint, which is now pending. These cases have been consolidated for purposes of discovery and are captioned In re: DaimlerChrysler AG Securities Litigation. The parties substantially completed discovery in January 2003. In February 2003, DaimlerChrysler filed motions seeking summary judgment on all claims in the cases. The Group is presently scheduled for trial of all the consolidated actions in the second quarter of 2003. DaimlerChrysler believes the complaints in this litigation are without merit and plans to continue defending against them vigorously.

As previously reported, on April 30, 2001, DaimlerChrysler sold its subsidiary, DaimlerChrysler Rail Systems GmbH (also known as Adtranz), to Bombardier, Inc. for cash consideration of $725 million. In July 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce in Paris, and asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations. Bombardier seeks total damages of approximately €960 million. The agreement limits the amount of such price adjustments to €150 million, and, to the extent legally permissible, the amount of other claims to an additional €150 million. We plan to continue defending against such claims vigorously.

Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these lawsuits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 19,000 at the end of January 2003. In the majority of these cases, the plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in our vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. In 2001, DaimlerChrysler and other automobile manufacturers asked the federal bankruptcy court in Delaware overseeing the bankruptcy proceedings of an automotive supplier, Federal-Mogul Corporation, to consolidate all of the asbestos brake cases pending in state courts throughout the US with the asbestos brake litigation involving Federal Mogul supervised by the bankruptcy court. DaimlerChrysler believed that consolidation would reduce the cost and complexity of defending these individual cases. In 2002, the bankruptcy court decided that it did not have the authority to consolidate these cases, and the US Court of Appeals upheld that decision. The US Supreme Court in January 2003 denied DaimlerChrysler's request and that of other manufacturers to review the decision. DaimlerChrysler believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in our vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although DaimlerChrysler's expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

In September 2000, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD 195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement. The claim includes allegations that ERF's accounts and financial statements were misstated and seeks to recover damages in excess of GBP 300 million. Freightliner Ltd. intends to defend itself vigorously against such claims.

A purported class action lawsuit was filed in 2002 in the United States District Court for the District of New Jersey against DaimlerChrysler's subsidiary Mercedes-Benz USA, LLC (MBUSA), and against MBUSA's wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. The lawsuit alleges that MBUSA and Mercedes-Benz Manhattan participated in a price fixing conspiracy among Mercedes-Benz dealers. A motion for class certification is pending. MBUSA and Mercedes-Benz Manhattan intend to defend themselves vigorously. In addition, the Antitrust Division of the US Department of Justice, New York Regional Office, advised MBUSA and Mercedes-Benz Manhattan that it is conducting a criminal investigation in connection with the allegations made in the lawsuit. MBUSA and Mercedes-Benz Manhattan have been served with grand jury subpoenas in connection with this investigation.

Three lawsuits have recently been brought against Daimler-Chrysler AG or some of its affiliates raising claims arising out of the practice of apartheid in South Africa before 1994. In particular, on September 27, 2002, a putative class action covering claims arising between 1952 and 1994, captioned Digwamaje v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York naming 84 US, European and Japanese companies, including DaimlerChrysler AG, as defendants. On November 11, 2002, 91 individuals filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 US, European and Japanese corporate defendants, including DaimlerChrysler AG and Daimler-Benz Industrie. This lawsuit covers the period from 1960 to 1993. On November 19, 2002, another putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan naming as defendants four US and European companies, including Daimler-Chrysler Corporation, and asserting claims arising from 1948 to 1993. All three lawsuits allege, in essence, that the corporate defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during that period, and benefitted financially from such cooperation. The plaintiffs assert various claims, including conspiracy, aiding and abetting the apartheid regime, violations of the Racketeering Influence and Corrupt Organizations Act, violations of international law and the Alien Tort Claims Act, unjust enrichment and unfair and discriminatory labor practices. The plaintiffs seek compensatory and punitive damages, disgorgement of purported illicit profits, an accounting, restitution of the value of defendants' purported unjust enrichment, and other forms of relief, including in the Digwamaje case the establishment of a "historic commission". Plaintiffs in the Digwamaje case purport to seek compensatory damages in excess of $200 billion and punitive damages in excess of $200 billion. The complaints in the other two lawsuits do not specify damages. DaimlerChrysler intends to defend against these claims vigorously.

Litigation is subject to many uncertainties, and Daimler-Chrysler cannot predict the outcome of individual matters with assurance. It is reasonably possible that the final resolution of some of these matters could require DaimlerChrysler to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot reasonably estimated. Although the final resolution of any such matters could have a material effect on Daimler-Chrysler's consolidated operating results for a particular reporting period, DaimlerChrysler believes that it should not materially affect its consolidated financial position.

Overall risk

There are no discernible risks that could jeopardize the continued existence of the company.

5. Events after the end of the 2002 financial year

No events that are of material importance to DaimlerChrysler and could lead to a changed evaluation of the company, other than the developments already mentioned, have occurred after the end of the 2002 financial year. The development of business in the first two months is consistent with the statements in the Outlook section.

Preliminary Note

The accompanying consolidated financial statements (consolidated balance sheets as of December 31, 2002 and 2001, consolidated statements of income (loss), cash flows and changes in stockholders' equity for each of the financial years 2002, 2001 and 2000) were prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

In order to comply with Section 292a of the HGB (German Commercial Code), the consolidated financial statements were supplemented with a consolidated business review report and additional explanations. Therefore, the consolidated financial statements, which have to be filed with the Commercial Register and published in the Federal Gazette, comply with the Fourth and Seventh Directives of the European Community. For the interpretation of these directives we relied on the statement by the German Accounting Standards Committee.

The consolidated financial statements and the consolidated business review report as of December 31, 2002 prepared in accordance with Section 292a of the HGB (German Commercial Code) and filed with the Commercial Register in Stuttgart under the number HRB 19 360 will be provided to shareholders on request.

Statement by the Board of Management

The Board of Management of DaimlerChrysler AG is responsible for preparing the accompanying financial statements.

We have installed effective controlling and monitoring systems to guarantee compliance with accounting principles and the adequacy of reporting. These systems include the use of uniform guidelines group-wide, the use of reliable software, the selection and training of qualified personnel, and regular reviews by our internal auditing department.

Taking the legal requirements into consideration we have integrated the group's early warning systems into a risk management system. This enables the Board of Management to identify significant risks at an early stage and to initiate appropriate measures.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in the United States of America, and issued an unqualified audit report.

Together with the independent auditors, the Supervisory Board's Financial Audit Committee examined and discussed the consolidated financial statements including the business review report and the auditors' report in depth. Subsequently, the entire Supervisory Board reviewed the documentation related to the financial statements. The result of this examination is included in the Report of the Supervisory Board.

Jürgen E. Schrempp

Manfred Gentz

Independent Auditors' Report

The Supervisory Board DaimlerChrysler AG:

We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2002 and 2001, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of DaimlerChrysler Corporation or certain of its consolidated subsidiaries ("DaimlerChrysler Corporation") for the year ended December 31, 2000, which statements reflect total revenues constituting 42 percent of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion for the year ended December 31, 2000, insofar as it relates to the amounts included for DaimlerChrysler Corporation, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 10 to the consolidated financial statements, DaimlerChrysler adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", in 2002 and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", and Emerging Issues Task Force Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets", in 2000.

Stuttgart, Germany
February 11, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wiedmann
Wirtschaftsprüfer

Krauß
Wirtschaftsprüfer

Consolidated Statements of Income (Loss)

	Note	Consolidated 2002	2002	Year ended December 31, 2001	2000
(in millions, except per share amounts)		(Note 1) $	€	€	€
Revenues	34.	156,838	**149,583**	152,873	162,384
Cost of sales	5.	(127,348)	**(121,457)**	(128,394)	(134,370)
Gross margin		29,490	**28,126**	24,479	28,014
Selling, administrative and other expenses	5.	(19,180)	**(18,293)**	(18,331)	(18,303)
Research and development		(6,365)	**(6,071)**	(5,933)	(6,337)
Other income	6.	830	**792**	1,212	946
Turnaround plan expenses – Chrysler Group	7.	(728)	**(694)**	(3,064)	–
Income (loss) before financial income		4,047	**3,860**	(1,637)	4,320
Financial income (expense), net (therein gain on issuance of associated company stock of €747 in 2001)	8.	2,315	**2,208**	154	156
Income (loss) before income taxes		6,362	**6,068**	(1,483)	4,476
Effects of changes in German tax law		–	**–**	–	(263)
Income taxes		(1,233)	**(1,177)**	777	(1,736)
Total income taxes	9.	(1,233)	**(1,177)**	777	(1,999)
Minority interests		(15)	**(14)**	44	(12)
Income (loss) before extraordinary items and cumulative effects of changes in accounting principles		5,114	**4,877**	(662)	2,465
Extraordinary items:	11.				
Gains on disposals of businesses, net of taxes (therein gain on issuance of subsidiary and associated company stock of €2,418 in 2000)		–	**–**	–	5,516
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 142, SFAS 133 and EITF 99-20, net of taxes	10.	(167)	**(159)**	–	(87)
Net income (loss)		4,947	**4,718**	(662)	7,894
Earnings (loss) per share	35.				
Basic earnings (loss) per share					
Income (loss) before extraordinary items and cumulative effects of changes in accounting principles		5.08	**4.84**	(0.66)	2.46
Extraordinary items		–	**–**	–	5.50
Cumulative effects of changes in accounting principles		(0.17)	**(0.16)**	–	(0.09)
Net income (loss)		4.91	**4.68**	(0.66)	7.87
Diluted earnings (loss) per share					
Income (loss) before extraordinary items and cumulative effects of changes in accounting principles		5.06	**4.82**	(0.66)	2.45
Extraordinary items		–	**–**	–	5.44
Cumulative effects of changes in accounting principles		(0.16)	**(0.15)**	–	(0.09)
Net income (loss)		4.90	**4.67**	(0.66)	7.80

The accompanying notes are an integral part of these Consolidated Financial Statements.

Industrial Business [1]			Financial Services [1]			
	Year ended Dec. 31,			Year ended December 31,		
2002	2001	2000	2002	2001	2000	
€	€	€	€	€	€	(in millions)
133,883	136,020	147,260	**15,700**	16,853	15,124	Revenues
(108,276)	(113,342)	(120,474)	**(13,181)**	(15,052)	(13,896)	Cost of sales
25,607	22,678	26,786	**2,519**	1,801	1,228	Gross margin
(16,578)	(16,756)	(17,059)	**(1,715)**	(1,575)	(1,244)	Selling, administrative and other expenses
(6,071)	(5,933)	(6,337)	**–**	–	–	Research and development
724	1,160	842	**68**	52	104	Other income
(694)	(3,064)	–	**–**	–	–	Turnaround plan expenses – Chrysler Group
2,988	(1,915)	4,232	**872**	278	88	*Income (loss) before financial income*
2,327	146	166	**(119)**	8	(10)	Financial income (expense), net (therein gain on issuance of associated company stock of €747 in 2001)
5,315	(1,769)	4,398	**753**	286	78	Income (loss) before income taxes
						Effects of changes in German tax law
						Income taxes
(800)	743	(2,152)	**(377)**	34	153	Total income taxes
(11)	46	(11)	**(3)**	(2)	(1)	Minority interests
4,504	(980)	2,235	**373**	318	230	Income (loss) before extraordinary items and cumulative effects of changes in accounting principles
						Extraordinary items:
–	–	5,516	**–**	–	–	Gains on disposals of businesses, net of taxes (therein gain on issuance of subsidiary and associated company stock of €2,418 in 2000)
(124)	–	10	**(35)**	–	(97)	Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 142, SFAS 133 and EITF 99-20, net of taxes
4,380	(980)	7,761	**338**	318	133	Net income (loss)
						Earnings (loss) per share
						Basic earnings (loss) per share
–	–	–	**–**	–	–	Income (loss) before extraordinary items and cumulative effects of changes in accounting principles
–	–	–	**–**	–	–	Extraordinary items
–	–	–	**–**	–	–	Cumulative effects in changes in accounting principles
–	–	–	**–**	–	–	Net income (loss)
						Diluted earnings (loss) per share
–	–	–	**–**	–	–	Income (loss) before extraordinary items and cumulative effects of changes in accounting principles
–	–	–	**–**	–	–	Extraordinary items
–	–	–	**–**	–	–	Cumulative effects of changes in accounting principles
–	–	–	**–**	–	–	Net income (loss)

1 Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

Consolidated Balance Sheets

	Note	Consolidated			Industrial Business[1]		Financial Services[1]	
			At December 31,		At December 31,		At December 31,	
		2002	2002	2001	2002	2001	2002	2001
(in millions)		(Note 1) $	€	€	€	€	€	€
Assets								
Goodwill	12.	2,171	2,071	2,371	2,009	2,311	62	60
Other intangible assets	13.	2,993	2,855	492	2,755	351	100	141
Property, plant and equipment, net	14.	38,028	36,269	41,165	36,111	41,016	158	149
Investments and long-term financial assets	20.	9,742	9,291	12,375	8,922	11,349	369	1,026
Equipment on operating leases, net	15.	29,613	28,243	36,002	3,313	3,004	24,930	32,998
Fixed assets		82,547	78,729	92,405	53,110	58,031	25,619	34,374
Inventories	16.	16,401	15,642	16,754	13,965	15,338	1,677	1,416
Trade receivables	17.	6,602	6,297	6,430	6,005	6,134	292	296
Receivables from financial services	18.	54,614	52,088	49,512	10	26	52,078	49,486
Other receivables	19.	18,425	17,573	16,188	11,159	7,512	6,414	8,676
Securities	20.	3,453	3,293	3,759	2,911	3,318	382	441
Cash and cash equivalents	21.	9,573	9,130	10,746	8,191	7,375	939	3,371
Non-fixed assets		109,068	104,023	103,389	42,241	39,703	61,782	63,686
Deferred taxes	9.	3,788	3,613	3,010	3,496	2,930	117	80
Prepaid expenses	22.	1,009	962	8,606	866	8,480	96	126
Total assets (thereof short-term 2002: €68,118; 2001: €68,676)		196,412	187,327	207,410	99,713	109,144	87,614	98,266
Liabilities and stockholders' equity								
Capital stock		2,761	2,633	2,609				
Additional paid-in capital		8,104	7,729	7,286				
Retained earnings		31,618	30,156	26,441				
Accumulated other comprehensive income		(5,876)	(5,604)	2,668				
Treasury stock		–	–	–				
Stockholders' equity	23.	36,607	34,914	39,004	26,294	29,009	8,620	9,995
Minority interests		453	432	417	414	403	18	14
Accrued liabilities	25.	45,832	43,712	42,194	42,709	41,158	1,003	1,036
Financial liabilities	26.	82,949	79,112	90,908	12,201	15,701	66,911	75,207
Trade liabilities	27.	12,941	12,342	14,157	12,106	13,773	236	384
Other liabilities	28.	9,271	8,843	10,262	6,152	7,431	2,691	2,831
Liabilities		105,161	100,297	115,327	30,459	36,905	69,838	78,422
Deferred taxes	9.	2,424	2,312	4,851	(4,425)	(2,212)	6,737	7,063
Defered income	29.	5,935	5,660	5,617	4,262	3,881	1,398	1,736
Total liabilities (thereof short-term 2002: €72,791; 2001: €80,874)		159,805	152,413	168,406	73,419	80,135	78,994	88,271
Total liabilities and stockholders' equity		196,412	187,327	207,410	99,713	109,144	87,614	98,266

1 Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive income (loss)					
(in millions of €)	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available-for-sale securities	Derivative financial instruments	Minimum pension liability	Treasury stock	Total
Balance at January 1, 2000	2,565	7,329	23,925	1,922	347	–	(28)	–	36,060
Net income	–	–	7,894	–	–	–	–	–	7,894
Other comprehensive income (loss)	–	–	–	1,363	(149)	(408)	6	–	812
Total comprehensive income									8,706
Increase in stated value of capital stock	44	(44)	–	–	–	–	–	–	–
Issuance of capital stock	–	1	–	–	–	–	–	–	1
Purchase of capital stock	–	–	–	–	–	–	–	(88)	(88)
Re-issuance of treasury stock	–	–	–	–	–	–	–	88	88
Dividends	–	–	(2,358)	–	–	–	–	–	(2,358)
Balance at December 31, 2000	2,609	7,286	29,461	3,285	198	(408)	(22)	–	42,409
Net loss	–	–	(662)	–	–	–	–	–	(662)
Other comprehensive income (loss)	–	–	–	565	(137)	71	(884)	–	(385)
Total comprehensive loss									(1,047)
Purchase of capital stock	–	–	–	–	–	–	–	(66)	(66)
Re-issuance of treasury stock	–	–	–	–	–	–	–	66	66
Dividends	–	–	(2,358)	–	–	–	–	–	(2,358)
Balance at December 31, 2001	2,609	7,286	26,441	3,850	61	(337)	(906)	–	39,004
Net income	–	–	4,718	–	–	–	–	–	4,718
Other comprehensive income (loss)	–	–	–	(3,250)	(135)	1,402	(6,289)	–	(8,272)
Total comprehensive loss									(3,554)
Issuance of shares upon conversion of notes	24	482	–	–	–	–	–	–	506
Purchase of capital stock	–	–	–	–	–	–	–	49	49
Re-issuance of treasury stock	–	–	–	–	–	–	–	(49)	(49)
Dividends	–	–	(1,003)	–	–	–	–	–	(1,003)
Other	–	(39)	–	–	–	–	–	–	(39)
Balance at December 31, 2002	2,633	7,729	30,156	600	(74)	1,065	(7,195)	–	34,914

The accompanying notes are an integral part ot these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		Consolidated		
	2002	2002	Year ended December 31, 2001	2000
(in millions)	(Note 1) $	€	€	€
Net income (loss)	4,947	4,718	(662)	7,894
Income (loss) applicable to minority interests	15	14	(44)	12
Cumulative effects of changes in accounting principles	166	159	–	87
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Gains on disposals of businesses	(2,773)	(2,645)	(768)	(5,568)
Depreciation and amortization of equipment on operating leases	7,595	7,244	7,254	6,487
Depreciation and amortization of fixed assets	6,688	6,379	7,022	7,131
Change in deferred taxes	281	268	(1,058)	1,220
Equity (income) loss from associated companies	17	16	(97)	244
Change in financial instruments	224	214	(409)	(90)
(Gains) losses on disposals of fixed assets/securities	(624)	(595)	(600)	(455)
Change in trading securities	269	257	(4)	22
Change in accrued liabilities	3,473	3,312	2,825	1,778
Turnaround plan expenses - Chrysler Group	728	694	3,064	–
Turnaround plan payments - Chrysler Group	(537)	(512)	(365)	–
Changes in other operating assets and liabilities:				
– inventories, net	6	6	(725)	(876)
– trade receivables	(320)	(305)	620	(731)
– trade liabilities	(510)	(486)	(838)	(424)
– other assets and liabilities	(986)	(942)	729	(714)
Cash provided by operating activities	18,659	17,796	15,944	16,017
Purchases of fixed assets:				
– Increase in equipment on operating leases	(18,563)	(17,704)	(17,951)	(19,117)
– Purchases of property, plant and equipment	(7,492)	(7,145)	(8,896)	(10,392)
– Purchases of other fixed assets	(330)	(315)	(655)	(480)
Proceeds from disposals of equipment on operating leases	15,845	15,112	11,042	8,285
Proceeds from disposals of fixed assets	921	878	1,043	862
Payments for investments in businesses	(587)	(560)	(821)	(4,883)
Proceeds from disposals of businesses	5,962	5,686	1,680	311
Change in cash from exchange of businesses	–	–	–	(1,351)
Additions to receivables from financial services	(129,363)	(123,379)	(130,863)	(116,507)
Repayments of receivables from financial services:				
– Finance receivables collected	58,803	56,083	53,251	44,276
– Proceeds from sales of finance receivables	61,072	58,247	76,662	63,649
Acquisitions of securities (other than trading)	(5,562)	(5,305)	(2,151)	(7,786)
Proceeds from sales of securities (other than trading)	5,637	5,376	3,531	10,224
Change in other cash	83	80	142	200
Cash used for investing activities	(13,574)	(12,946)	(13,986)	(32,709)
Change in commercial paper borrowings and short-term financial liabilities	3,038	2,898	(12,431)	(3,238)
Additions to long-term financial liabilities	10,447	9,964	26,582	29,257
Repayment of financial liabilities	(17,947)	(17,117)	(10,394)	(9,152)
Dividends paid (including profit transferred from subsidiaries)	(1,064)	(1,015)	(2,367)	(2,379)
Proceeds from issuance of capital stock (including minority interests)	51	49	75	112
Purchase of treasury stock	(51)	(49)	(66)	(88)
Cash provided by (used for) financing activities	(5,526)	(5,270)	1,399	14,512
Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)	(1,253)	(1,195)	276	501
Net increase (decrease) in cash and cash equivalents (maturing within 3 months)	(1,694)	(1,615)	3,633	(1,679)
Cash and cash equivalents (maturing within 3 months)				
At beginning of period	11,235	10,715	7,082	8,761
At end of period	9,541	9,100	10,715	7,082

The accompanying notes are an integral part of these Consolidated Financial Statements.

Industrial Business [2]			Financial Services [2]			
	Year ended December 31,			Year ended December 31,		
2002	2001	2000	2002	2001	2000	
€	€	€	€	€	€	(in millions)
4,380	(980)	7,761	338	318	133	Net income (loss)
11	(46)	11	3	2	1	Income (loss) applicable to minority interests
124	–	(10)	35	–	97	Cumulative effects of changes in accounting principles
						Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(2,645)	(762)	(5,568)	–	(6)	–	Gains on disposals of businesses
544	290	207	6,700	6,964	6,280	Depreciation and amortization of equipment on operating leases
6,257	6,917	7,047	122	105	84	Depreciation and amortization of fixed assets
(498)	(1,595)	590	766	537	630	Change in deferred taxes
(78)	(90)	185	94	(7)	59	Equity (income) loss from associated companies
205	(365)	(76)	9	(44)	(14)	Change in financial instruments
(599)	(600)	(454)	4	–	(1)	(Gains) losses on disposals of fixed assets/securities
312	3	22	(55)	(7)	–	Change in trading securities
3,292	2,472	1,742	20	353	36	Change in accrued liabilities
694	3,064	–	–	–	–	Turnaround plan expenses – Chrysler Group
(512)	(365)	–	–	–	–	Turnaround plan payments – Chrysler Group
						Changes in other operating assets and liabilities:
172	(549)	(725)	(166)	(176)	(151)	– inventories, net
(314)	540	(698)	9	80	(33)	– trade receivables
(317)	(831)	(498)	(169)	(7)	74	– trade liabilities
(2,187)	(1,444)	(623)	1,245	2,173	(91)	– other assets and liabilities
8,841	5,659	8,913	8,955	10,285	7,104	Cash provided by operating activities
						Purchases of fixed assets:
(4,842)	(3,617)	(3,566)	(12,862)	(14,334)	(15,551)	– Increase in equipment on operating leases
(7,052)	(8,785)	(10,340)	(93)	(111)	(52)	– Purchases of property, plant and equipment
(250)	(564)	(422)	(65)	(91)	(58)	– Purchases of other fixed assets
4,974	3,951	3,374	10,138	7,091	4,911	Proceeds from disposals of equipment on operating leases
828	991	836	50	52	26	Proceeds from disposals of fixed assets
(532)	(801)	(4,723)	(28)	(20)	(160)	Payments for investments in businesses
5,168	1,456	298	518	224	13	Proceeds from disposals of businesses
–	–	(1,351)	–	–	–	Change in cash from exchange of businesses
232	207	133	(123,611)	(131,070)	(116,640)	Additions to receivables from financial services
						Repayments of receivables from financial services:
–	–	–	56,083	53,251	44,276	– Finance receivables collected
–	–	–	58,247	76,662	63,649	– Proceeds from sales of finance receivables
(5,250)	(1,931)	(5,594)	(55)	(220)	(2,192)	Acquisitions of securities (other than trading)
5,283	2,381	8,355	93	1,150	1,869	Proceeds from sales of securities (other than trading)
(191)	267	385	271	(125)	(185)	Change in other cash
(1,632)	(6,445)	(12,615)	(11,314)	(7,541)	(20,094)	Cash used for investing activities
1,191	1,264	(393)	1,707	(13,695)	(2,845)	Change in commercial paper borrowings and short-term financial liabilities
1,910	3,100	2,523	8,054	23,482	26,734	Additions to long-term financial liabilities
(7,696)	(347)	2,324	(9,421)	(10,047)	(11,476)	Repayment of financial liabilities
(434)	(2,356)	(2,370)	(581)	(11)	(9)	Dividends paid (including profit transferred from subsidiaries)
(227)	(88)	(224)	276	163	336	Proceeds from issuance of capital stock (including minority interests)
(49)	(66)	(88)	–	–	–	Purchase of treasury stock
(5,305)	1,507	1,772	35	(108)	12,740	Cash provided by (used for) financing activities
(1,087)	223	471	(108)	53	30	Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)
817	944	(1,459)	(2,432)	2,689	(220)	Net increase (decrease) in cash and cash equivalents (maturing within 3 months)
						Cash and cash equivalents (maturing within 3 months)
7,344	6,400	7,859	3,371	682	902	At beginning of period
8,161	7,344	6,400	939	3,371	682	At end of period

1 Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

Consolidated Fixed Assets Schedule

(in millions of €)	Acquisition or Manufacturing Costs Balance at January 1, 2002	Currency change	Change in consolidated companies	Additions	Reclassifications	Disposals	Balance at December 31, 2002
Goodwill	3,980	(547)	1	132	(62)	6	3,498
Other intangible assets	1,034	(227)	14	2,689	106	127	3,489
Intangible assets	5,014	(774)	15	2,821	44	133	6,987
Land, leasehold improvements and buildings including buildings on land owned by others	20,999	(1,776)	18	381	350	614	19,358
Technical equipment and machinery	36,946	(4,240)	5	808	2,061	1,760	33,820
Other equipment, factory and office equipment	23,734	(2,815)	3	858	1,961	1,361	22,380
Advance payments relating to plant and equipment and construction in progress	5,914	(852)	31	5,144	(4,462)	109	5,666
Property, plant and equipment	87,593	(9,683)	57	7,191	(90)	3,844	81,224
Investments in affiliated companies	1,059	(49)	33	340	–	162	1,221
Loans to affiliated companies	143	–	6	43	–	98	94
Investments in associated companies	8,574	(121)	1	617	–	2,732	6,339
Investments in related companies	1,871	(65)	(4)	68	2	614	1,258
Loans to associated and related companies	341	(36)	–	30	–	39	296
Long-term securities	369	4	1	70	–	247	197
Other loans	368	(7)	(1)	6	–	68	298
Investments and long-term financial assets	12,725	(274)	36	1,174	2	3,960	9,703
Equipment on operating leases [2]	48,388	(6,274)	192	17,704	44	22,365	37,689

1 Currency translation changes with period end rates.
2 Excluding initial direct costs.

The consolidated fixed assets schedule is part of the Notes to Consolidated Financial Statements.

Depreciation/Amortization							Book Value [1]		
Balance at January 1, 2002	Currency change	Change in consolidated companies	Additions	Reclassifications	Disposals	Balance at December 31, 2002	Balance at December 31, 2002	Balance at December 31, 2001	(in millions of €)
1,609	(204)	1	40	(18)	1	1,427	2,071	2,371	Goodwill
542	(56)	3	175	19	49	634	2,855	492	Other intangible assets
2,151	(260)	4	215	1	50	2,061	4,926	2,863	**Intangible assets**
9,174	(646)	(1)	684	(16)	365	8,830	10,528	11,825	Land, leasehold improvements and buildings including buildings on land owned by others
23,054	(2,385)	(7)	2,756	(5)	1,684	21,729	12,091	13,892	Technical equipment and machinery
14,074	(1,572)	(3)	2,929	28	1,174	14,282	8,098	9,660	Other equipment, factory and office equipment
126	(21)	1	16	(8)	–	114	5,552	5,788	Advance payments relating to plant and equipment and construction in progress
46,428	(4,624)	(10)	6,385	(1)	3,223	44,955	36,269	41,165	**Property, plant and equipment**
130	–	9	23	–	23	139	1,082	929	Investments in affiliated companies
–	–	7	–	–	–	7	87	143	Loans to affiliated companies
(2)	–	2	–	–	–	–	6,339	8,576	Investments in associated companies
210	(4)	–	40	–	2	244	1,014	1,661	Investments in related companies
1	–	–	14	–	2	13	283	340	Loans to associated and related companies
1	–	(1)	–	–	–	–	197	368	Long-term securities
10	–	(1)	1	–	1	9	289	358	Other loans
350	(4)	16	78	–	28	412	9,291	12,375	**Investments and long-term financial assets**
12,598	(1,669)	44	7,244	–	8,583	9,634	28,055	35,790	**Equipment on operating leases [2]**

Notes to Consolidated Financial Statements

Basis of Presentation

1. Summary of Significant Accounting Policies

General – The consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). All amounts herein are shown in euros and for the year 2002 amounts are also presented in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of €1 = $1.0485, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2002.

Certain amounts reported in previous years have been reclassified to conform to the 2002 presentation.

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

Use of Estimates – Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DaimlerChrysler's financial position, results of operations, and cash flows are subject to numerous risks and uncertainties. Factors that could affect DaimlerChrysler's future financial statements and cause actual results to vary materially from expectations include, but are not limited to, further adverse changes in global economic conditions; overcapacity and intense competition in the automotive industry; the concentrations of DaimlerChrysler's revenues derived from the United States and Western Europe; the significant portion of DaimlerChrysler's workforce subject to a collective bargaining agreement; fluctuations in currency exchange rates and interest rates; significant legal proceedings and environmental and other government regulations.

Principles of Consolidation – The accompanying consolidated financial statements include the financial statements of DaimlerChrysler AG and all of its material, majority-owned subsidiaries. All significant intercompany transactions and balances relating to these majority-owned entities have been eliminated.

Investments in Associated Companies – Significant investments in which DaimlerChrysler has 20% to 50% of the voting rights or the ability to exercise significant influence over the operating and financial policies of the investee ("associated companies") such as the European Aeronautic Defence and Space Company EADS N.V. ("EADS") and Mitsubishi Motors Corporation ("MMC") are accounted for using the equity method. Because the financial statements of EADS and MMC are not made available timely to DaimlerChrysler in order to apply the equity method of accounting, the Group's proportionate share of the results of operations of these associated companies are included in DaimlerChrysler's consolidated financial statements on a three month lag. An impairment loss on its investment in an associated company is recognized when the loss in value of the investment is determined to be other than temporary.

Foreign Currencies – The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated using period-end exchange rates while the statements of income (loss) and the statements of cash flows are translated using average exchange rates during the respective periods. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss).

The assets and liabilities of foreign operations in highly inflationary economies are translated into euro on the basis of period-end rates for monetary assets and liabilities and at historical rates for non-monetary items, with resulting translation gains and losses recognized in earnings. Further, in such economies, depreciation and gains and losses from the disposal of non-monetary assets are determined using historical rates.

Due to the economic and political situation in Argentina, assets and liabilities of Argentine subsidiaries at December 31, 2001 were translated from Argentine peso ("ARP") into euro using the first subsequent rate after the balance sheet date at which exchanges could be made (€1 = ARP 1.498).

The exchange rates of the significant currencies of non-euro countries used in preparation of the consolidated financial statements were as follows:

		Exchange rate at December 31, 2002	2001	Annual average exchange rate 2002	2001	2000
Currency		€1 =	€1 =	€1 =	€1 =	€1 =
Brazil	BRL	**3.71**	2.05	**2.78**	2.11	1.69
Great Britain	GBP	**0.65**	0.61	**0.63**	0.62	0.61
Japan	JPY	**124.39**	115.33	**118.04**	108.69	99.47
United States	USD	**1.05**	0.88	**0.95**	0.90	0.92

Revenue Recognition – Revenue for sales of vehicles, service parts and other related products is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Non-cash sales incentives that do not reduce the transaction price to the customer are classified within cost of sales. Shipping and handling costs are recorded as cost of sales in the period incurred.

DaimlerChrysler uses price discounts (primarily at the Chrysler Group) to adjust market pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any given point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, or reduced financing rate programs offered to consumers.

The Group records as a reduction to revenue at the time of sale to the dealer the estimated impact of sales incentives programs offered to dealers and consumers. This estimated impact represents the incentive programs offered to dealers and consumers as well as the expected modifications to these programs in order for the dealers to sell their inventory. The accrued liability for sales incentives is based on the estimated cost of the sales incentive programs and the number of vehicles held in dealers' inventory. The majority of vehicles held in dealers' inventory are sold to consumers within the next quarter and the sales incentives accrued liability is adjusted to reflect actual experience.

When below market rate loans under special financing programs are used to promote sales of vehicles and the vehicle is financed by the Services segment, the effect of the rate differential at the contract origination date is recorded as unearned income in the consolidated balance sheet. Services amortizes the unearned income balance into earnings using the interest rate method over the original (contractual) life of the receivables. Upon prepayment or sale of the receivable, the unamortized unearned income is recognized into earnings.

Sales under which the Group guarantees the minimum resale value of the product are accounted for as operating leases with the related revenues and costs deferred at the time of title passage. Revenue from operating leases is recognized on a straight-line basis over the lease term. Revenue on long-term contracts is generally recognized under the percentage-of-completion method based upon contractual milestones or performance.

Revenue from sales financing and finance lease receivables is recognized using the interest method. Recognition of revenue is generally suspended when a finance or lease receivable becomes contractually delinquent for periods ranging from 60 to 120 days.

The Group offers extended warranty contracts for certain products. Revenues from these contracts are deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income is recognized on a straight-line basis. A loss on these service contracts is recognized in the period, if the sum of expected costs for services under the contract exceeds unearned revenue.

The Group sells significant amounts of finance receivables as asset-backed securities through securitization. The Group sells a portfolio of receivables to a non-consolidated trust and usually remains as servicer, and is paid a servicing fee. Servicing fees are earned on a level-yield basis over the remaining term of the related sold receivables. In a subordinated capacity, the Group retains residual cash flows, a beneficial interest in principal balances of sold receivables and certain cash deposits provided as credit enhancements for investors. Gains and losses from the sales of finance receivables are recognized in the period in which sales occur. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the sold receivable pool is allocated between the portion sold and the portion retained based upon their relative fair values.

Estimated Credit Losses – DaimlerChrysler determines its allowance for credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process. The evaluation considers historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. Certain homogeneous loan portfolios are evaluated collectively, taking into consideration primarily historical loss experience adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. Other receivables, such as wholesale receivables and loans to large commercial borrowers, are evaluated individually for impairment based on the fair value of collateral. Credit exposures deemed to be uncollectible are charged against the allowance for doubtful accounts.

Valuation of Retained Interests in Sold Receivables – DaimlerChrysler retains residual beneficial interests in certain pools of sold and securitized retail and wholesale finance receivables. Such retained interests represent the present value of the estimated residual cash flows after repayment of all senior interests in the sold receivables. The Group determines the value of its retained interests using discounted cash flow modeling upon the sale of receivables and at the end of each quarter. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, estimated future credit losses arising from the collection of the sold receivables, and expected repayment of principal and interest on notes issued to third parties and secured by the sold receivables.

The Group recognizes unrealized gains or losses attributable to the change in the fair value of the retained interests, which are recorded in a manner similar to available-for-sale securities, net of related income taxes as a separate component of accumulated other comprehensive income (loss) until realized. The Group is not aware of an active market for the purchase or sale of retained interests, and accordingly, determines the estimated fair value of the retained interests by discounting the expected cash flow releases (the cash-out method) using a discount rate that is commensurate with the risks involved. In determining the fair value of the retained interests, the Group estimates the future rates of prepayments, net credit losses and forward yield curves. These estimates are developed by evaluating the historical experience of comparable receivables and the specific characteristics of the receivables sold, and forward yield curves based on trends in the economy. An impairment adjustment to the carrying value of the retained interests is recognized if the expected cash flows decline below the cash flows inherent in the cost basis of an individual retained interest (the pool-by-pool method) is considered other-than-temporary. Other-than-temporary impairment adjustments are generally recorded as a reduction of revenue.

Product Warranties – A liability for the expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience. Because portions of the products sold and warranted by the Group contain parts manufactured (and warranted) by suppliers, the amount of warranty costs accrued also contains an estimate of recoveries from suppliers.

Research and Development and Advertising – Research and development and advertising costs are expensed as incurred.

Sales of Newly Issued Subsidiary Stock – Gains resulting from the issuance of stock by a Group subsidiary or equity method investment which reduces DaimlerChrysler's percentage ownership ("dilution gains") are recorded in the statement of income (loss).

Stock-based Compensation Plans – At December 31, 2002, DaimlerChrysler has various stock appreciation rights plans ("SARs"), two stock option plans and a medium term incentive award plan which are described more fully in Note 24. For the periods presented herein, the Group has applied the recognition and measurement provisions of APB Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for those plans.

The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the fair value method of Statement of Financial Accounting Standards No. ("SFAS") 123, "Accounting for Stock-Based Compensation," had been applied to all outstanding and unvested stock options in each period.

	Year ended December 31, 2002	2001	2000
Net income (loss) (in millions of €)			
Net income (loss), as reported before extraordinary items and cumulative effects of changes in accounting principles	4,877	(662)	2,465
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	35	12	8
Deduct: Total stock-based employee compensation expense determinded under fair value based method for all awards, net of related tax effects	(149)	(84)	(20)
Pro forma net income (loss)	4,763	(734)	2,453
Earnings (loss) per share (in €):			
Basic – as reported before extraordinary items and cumulative effects of changes in accounting principles	4.84	(0.66)	2.46
Basic – *pro forma*	4.72	(0.73)	2.45
Diluted – as reported before extraordinary items and cumulative effects of changes in accounting principles	4.82	(0.66)	2.45
Diluted – pro forma	4.71	(0.73)	2.44

Pension and Other Post Retirement Plans – The measurement of pension and postretirement benefit liabilities is based upon the projected unit credit method in accordance with SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. As permitted under SFAS 87 and SFAS 106, changes in the amount of either the projected benefit obligation (for pension plans), the accumulated benefit obligation (for other postretirement plans) or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the Group's consolidated financial statements. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the fair value or market-related value of plan assets. Amortization of an unrecognized net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of 1) the projected benefit obligation (for pension plans) or the accumulated postretirement benefit obligation (for other postretirement plans) or 2) the fair value or market-related value of that plan's assets. In such case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan (see Note 25a).

Earnings Per Share – Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue Ordinary Shares were exercised or converted (see Note 35). Net income represents the earnings of the Group after minority interests.

Intangible Assets – Purchased intangible assets, other than goodwill, with a definite useful life, are valued at acquisition cost and are amortized over their respective useful lives (2 to 10 years) on a straight-line basis. Goodwill and intangible assets with an indefinite useful life are no longer amortized as a result of the adoption of SFAS 142, "Goodwill and Other Intangible Assets" in 2002 (see *New Accounting Pronouncements*). The Group now evaluates the recoverability of its goodwill at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. The Group determines the fair value of each of its reporting units by estimating the present value based on cash flows. Prior to the adoption of SFAS 142, goodwill derived from acquisitions that were completed before July 1, 2001, was capitalized and amortized over 3 to 40 years. Goodwill acquired in business combinations after June 30, 2001, and intangible assets with an indefinite useful life acquired after June 30, 2001, were not amortized in accordance with SFAS 142. Goodwill acquired in business combinations that were completed before July 1, 2001, and intangible assets with an indefinite useful life acquired before July 1, 2001, were amortized until December 31, 2001.

Property, Plant and Equipment – Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Depreciation expense is recognized using either the declining balance method until the straight-line method yields larger expenses or the straight-line method. The costs of internally produced equipment and facilities include all direct costs and allocable manufacturing overhead. Costs of the construction of certain long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed: buildings – 10 to 50 years; site improvements – 5 to 33 years; technical equipment and machinery – 3 to 30 years; and other equipment, factory and office equipment – 2 to 33 years.

For the Group's subsidiaries in Germany, depreciation expense for property, plant and equipment placed in service before January 1, 2001 is being recognized using either the straight-line method or the declining balance method until the straight-line method yields larger expenses. Property, plant and equipment placed in service at these companies after December 31, 2000 is depreciated using the straight-line method of depreciation. This change in accounting method for new additions beginning January 1, 2001 was made to reflect improvements in the design and flexibility of manufacturing machinery and equipment and improvements in maintenance practices. These improvements have resulted in more uniform productive capacities and maintenance costs over the useful life of an asset, and straight-line depreciation is preferable in these circumstances. The effect of this change in method on net income in 2002 and on the net loss in 2001 was not significant.

As part of its Turnaround Plan objectives (see Note 7), the Chrysler Group has lengthened its platform life-cycles and is aggressively pursuing a strategy to use manufacturing equipment for more than one product launch. The Chrysler Group performed an extensive engineering review of the assets utilized in its manufacturing facilities. These studies resulted in revisions to the estimated remaining useful lives as well as a reduction in estimated salvage values of certain manufacturing machinery, equipment and tooling to better represent the revised platform strategy and the increased use of flexible manufacturing techniques in its facilities. The change in these estimated useful lives and salvage values was applied to existing assets and new additions beginning in 2002. The change in estimates resulted in reduced depreciation and amortization expenses of machinery, equipment and tooling of €324 million (€206 million, net of taxes, or €0.20 per diluted share) for the year ended December 31, 2002.

Leasing – The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Rent expenses on operating leases, where the Group is lessee, is recognized over the respective lease terms using the straight-line method. Equipment on operating leases, where the Group is lessor, is carried initially at its acquisition cost and is depreciated over the contractual term of the lease, using the straight-line method, to its estimated residual value. The estimated residual value is initially determined using published third party information as well as historical and projected experience about expected resale values for the types of equipment leased.

Long-Lived Assets – The Group evaluates its long-lived assets (which includes equipment on operating leases where the Group is lessor, but excludes goodwill) in accordance with the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see *New Accounting Pronouncements*). This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment to be recognized in the Group's financial statements is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

Non-fixed Assets – Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets and liabilities to be realized and settled in excess of one year has been disclosed.

Inventories – Inventories are valued at the lower of acquisition or manufacturing cost or market, cost being generally determined on the basis of an average or first-in, first-out method ("FIFO"). Certain of the Group's U.S. inventories are valued using the last-in, first-out method ("LIFO"). Manufacturing costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

Marketable Securities and Investments – Securities and certain investments are accounted for at fair value, if readily determinable. Unrealized gains and losses on trading securities, representing securities bought principally for the purpose of near term sales, are included in earnings. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive income (loss), net of applicable taxes. All other securities are recorded at cost. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in earnings.

Cash equivalents – The Group's liquid assets are recorded under various balance sheet captions as more fully described in Note 21. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Financial Instruments – DaimlerChrysler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. The accounting of financial instruments is based upon the provisions of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and 138 (see Note 10). SFAS 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity, as a component of accumulated other comprehensive income (loss), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes are recognized in earnings immediately. Derivatives not meeting the criteria for hedge accounting are marked to market and impact earnings. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

Further information on the Group's financial instruments is included in Note 32.

Commitments and Contingencies – Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. DaimlerChrysler accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Deposits from Direct Banking Business – Demand deposit accounts are classified as financial liabilities. Interest paid on demand deposit accounts is recognized in cost of sales as incurred.

New Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," and SFAS 142. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144 (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

DaimlerChrysler adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002, respectively. These Statements require that goodwill acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001, should not be amortized. Goodwill acquired in business combinations completed before July 1, 2001, and any intangible assets with indefinite useful lives acquired before July 1, 2001, were amortized until December 31, 2001.

SFAS 142 required the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Group reassessed the estimated useful lives and residual values of all intangible assets other than goodwill and determined that no adjustments regarding amortization periods were necessary.

In connection with the transitional impairment evaluation, SFAS 142 required DaimlerChrysler to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, DaimlerChrysler (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. DaimlerChrysler completed this first step of the transitional assessment for all of the Group's reporting units by June 30, 2002, and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

Companies accounted for by DaimlerChrysler using the equity method, such as EADS and MMC are also subject to the requirements of SFAS 141 and SFAS 142. DaimlerChrysler's proportionate share of its equity method investees' (primarily EADS) transitional goodwill impairment charge resulting from the adoption of SFAS 142 was €159 million (€0.16 per share). This transitional impairment charge and the related per share amount are reported as the cumulative effect of a change in accounting principle in the Group's consolidated statement of income (loss) for the year ended December 31, 2002 (see Note 10).

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Group adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a material impact on the Group's consolidated financial statements.

In August 2001, the FASB issued SFAS 144, which retains the previous requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned, be revised to its shortened useful life. SFAS 144 requires all long-lived assets to be disposed of by sale, be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Thus, future operating losses from discontinued operations are no longer recognized before they occur. SFAS 144 is effective January 1, 2002. The adoption of SFAS 144 compared to previous requirements, except for goodwill, did not have an impact on the Group's consolidated financial statements.

In December 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 01-06, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others." SOP 01-06 aligns accounting guidance related to loans and trade receivables for all entities.
The measurement provisions of the Statement only apply to financial institutions. The disclosure and classification requirements for loans and trade receivables apply to all entities. This SOP is effective for financial statements issued for fiscal years beginning after December 15, 2001.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections." SFAS 145 requires gains and losses on extinguishments of debt to be classified as gains or losses from continuing operations rather than as extraordinary items as previously required under SFAS 4, unless the gains and losses meet the criteria to be classified as extraordinary pursuant to APB 30. SFAS 145 also amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-lease back transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-lease back transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of these provisions had no impact on the Group's consolidated financial statements.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this Statement will affect the Group's accounting for exit and disposal activities initiated after December 31, 2002.

In November 2002, the Emerging Issue Task Force ("EITF") reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for DaimlerChrysler in its financial statements beginning July 1, 2003. DaimlerChrysler will apply the consensus prospectively in 2003. DaimlerChrysler is currently determining the impact of the adoption of EITF 00-21 on the Group's consolidated financial statements.

Also in November 2002, the FASB issued FASB Interpretation ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34." This Interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. Disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 (see Notes 25 b and 31). The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. DaimlerChrysler is currently determining the impact of the recognition and measurement provisions of FIN 45 on the Group's consolidated financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. DaimlerChrysler applies APB 25 that uses an intrinsic value based approach to measure compensation expense. The Group is currently considering the adoption of SFAS 123 in 2003. Under SFAS 123, compensation expense of stock option plans is measured at the grant date based on the fair value of the award using an option-pricing model. Compensation expense is recognized over the service period with an offsetting credit to equity (paid-in capital). If adopted, use of the fair value based method will result in additional compensation expense in the Group's statement of income (loss) depending upon the number, price and other significant terms of the stock options granted (see Note 24).

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51," which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. For DaimlerChrysler, FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which DaimlerChrysler obtains an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 will be effective as of July 1, 2003.

DaimlerChrysler utilizes various special purpose entities to securitize wholesale and retail automotive receivables in the ordinary course of business. Public retail and public wholesale transactions typically involve the sale of a portfolio of receivables through trusts that issue securities to the public. These trusts meet the criteria in SFAS 140 for qualifying special purposes entities (QSPE) and therefore, such securitizations are treated as sales with de-recognition of the transferred receivables. In these transactions, DaimlerChrysler generally receives a servicing fee in exchange for primarily collecting payments, responding to inquiries of obligors on the sold receivables and furnishing the reports as required under the respective servicing agreements. DaimlerChrysler retains a subordinated beneficial interest in the receivables sold and legally its risk of loss is limited to the amount of the carrying value of these retained interests. These transactions are not subject to the provisions of FIN 46.

DaimlerChrysler also sells automotive receivables to multi-seller and multi-collateralized bank conduits, which are considered variable interest entities, in the ordinary course of business. DaimlerChrysler generally remains as servicer. DaimlerChrysler also retains residual beneficial interests in the receivables sold which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduit. These transactions are subject to the provisions of FIN 46. DaimlerChrysler is currently evaluating whether it is the primary beneficiary of these variable interest entities and therefore would be required to consolidate them.

The outstanding balance of receivables sold to QSPEs and corresponding retained interest balance as of December 31, 2002 are approximately €22.9 billion and €3.2 billion, respectively. The outstanding balance of receivables sold to conduits and corresponding retained interest balance as of December 31, 2002 are approximately €7.2 billion and €1.0 billion, respectively.

To a limited extent, DaimlerChrysler uses off-balance-sheet leasing structures. In these structures, a variable interest entity is established and owned by third parties. The variable interest entity raises funds by issuing debt and equity securities to third party investors. The variable interest entity uses the debt and equity proceeds to purchase property and equipment, which is leased by the Group and used in the normal course of business. At the end of the lease term, DaimlerChrysler generally has the option to purchase the property and equipment at fair value or re-lease the property and equipment under new terms. DaimlerChrysler is currently evaluating whether its interests in these entities require consolidation or information to be disclosed when FIN 46 becomes effective. If these entities are required to be consolidated in accordance with FIN 46, their aggregate size is not expected to be material to the Group's consolidated financial statements. Further, the Group's maximum exposure to loss as a result of its involvement with these entities is also not expected to be significant.

DaimlerChrysler is evaluating the extent to which it has involvement in other entities, in addition to those described above, and whether its interests are subject to the requirements of FIN 46. It is reasonably possible that DaimlerChrysler may be required to consolidate or disclose information about any of these entities when FIN 46 becomes effective. However, DaimlerChrysler believes the aggregate size and the Group's maximum exposure to loss as a result of its involvement with these entities is also insignificant.

2. Scope of Consolidation

Scope of Consolidation – DaimlerChrysler comprises 451 German and non-German subsidiaries (2001: 470). A total of 102 (2001: 102) companies are accounted for in the consolidated financial statements using the equity method of accounting. During 2002, 45 subsidiaries were included in the consolidated financial statements for the first time. A total of 64 subsidiaries were no longer included in the consolidated group. Significant effects of changes in the consolidated group on the consolidated balance sheets and the consolidated statements of income (loss) are explained further in the notes to the consolidated financial statements. A total of 305 subsidiaries ("affiliated companies") are not consolidated as their combined influence on the financial position, results of operations, and cash flows of the Group is not material (2001: 296). The effect of such non-consolidated subsidiaries for all years presented on consolidated assets, revenues and net income (loss) of DaimlerChrysler was approximately 1%. In addition, 5 (2001: 5) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The consolidated financial statements include 112 associated companies (2001: 96) accounted for at cost and recorded under investments in related companies as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Group.

3. Equity Method Investments

At December 31, 2002, the significant investments in companies accounted for under the equity method were the following:

Company	Ownership percentage
European Aeronautic Defence and Space Company EADS N.V.	33.0%
Mitsubishi Motors Corporation	37.1%

Further information with respect to the transactions which resulted in the Group's holdings in EADS and MMC is presented in Note 4 (*Acquisitions and Dispositions*) and Note 11 (*Extraordinary Items*). The aggregate quoted market prices as of December 31, 2002, for DaimlerChrysler's shares in EADS and MMC were €2,627 million and €1,124 million, respectively.

The carrying value of the significant investments exceeded DaimlerChrysler's share of the underlying reported net assets by approximately €840 million at December 31, 2002. The excess of the Group's initial investment in equity method companies over the Group's ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion considered as investor level goodwill. The fair value adjustments and goodwill are accounted for in the respective equity method investment balances. Under the equity method, investments are stated at initial cost and are adjusted for subsequent contributions and DaimlerChrysler's share of the equity investees' earnings, losses and distributions. Investor level goodwill relating to the Group's investments in EADS and MMC was being amortized over a 20 year period until December 31, 2001. After December 31, 2001, such goodwill was no longer amortized as a result of adopting SFAS 142. The total carrying value, including goodwill, of each equity method investment will continue to be evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary.

The following tables present, on a three month lag, summarized U.S. GAAP financial information for EADS and MMC (amounts shown on a 100% basis in millions of €) which are the basis for applying the equity method in the Group's consolidated financial statements:

EADS

Income statement information	2002	2001
Revenues	**28,769**	27,004
Net income	**521**	2,598

Balance sheet information	At December 31, 2002	2001
Fixed assets	**26,254**	26,505
Non-fixed assets	**19,207**	22,119
Total assets	**45,461**	48,624
Stockholders' equity	**13,143**	11,409
Minority interests	**942**	598
Accrued liabilities	**8,262**	11,149
Other liabilities	**23,114**	25,468
Total liabilities and stockholders' equity	**45,461**	48,624

MMC

Income statement information	2002	2001
Revenues	**27,847**	30,057
Net income (loss)	**154**	(1,209)

Balance sheet information	2002	2001
Fixed assets	**10,465**	11,974
Non-fixed assets	**11,971**	12,697
Total assets	**22,436**	24,671
Stockholders' equity	**1,422**	1,528
Minority interests	**121**	(61)
Accrued liabilities	**5,039**	5,800
Other liabilities	**15,854**	17,404
Total liabilities and stockholders' equity	**22,436**	24,671

4. Acquisitions and Dispositions

DaimlerChrysler signed contracts to sell a controlling (51%) interest in VM Motori S.p.A. and its 100% ownership interest in Detroit Diesel Motores do Brasil Ltda, both wholly-owned subsidiaries of DaimlerChrysler, in the fourth quarter of 2002. The sales of these ownership interests are expected to be concluded in the first quarter of 2003. The expected losses from the sales of these ownership interests has been allocated to impairment losses on (1) long-lived assets in the disposal groups held for sale, (2) goodwill in the disposal groups held for sale, (3) long-lived assets to be retained and (4) goodwill to be retained. The total goodwill impairment charge recognized in 2002 amounted to €40 million and is included in other expenses of the Commercial Vehicles segment (see Note 5). Within the consolidated balance sheet, €122 million of total assets and €102 million total liabilities have been classified as held for sale at December 31, 2002. DaimlerChrysler will account for the remaining 49% of VM Motori S.p.A. using the equity method.

On January 6, 2003, MMC spun off its "Fuso Truck and Bus" division, creating Mitsubishi Fuso Truck and Bus Corporation ("MFTBC"). Pursuant to a share sale and purchase agreement with MMC dated September 20, 2002, DaimlerChrysler agreed to purchase from MMC a non-controlling (43%) interest of MFTBC's shares for approximately €760 million in cash. Ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they agreed to purchase from MMC a total minority interest of 15% of MFTBC's shares for approximately €265 million in cash. DaimlerChrysler and the Mitsubishi Group purchasers expect to consummate their respective transactions in March 2003. After the transactions are executed, MMC will hold a non-controlling (42%) interest in MFTBC. DaimlerChrysler will account for its investment in MFTBC using the equity method with the excess of the purchase price of DaimlerChrysler's share of the underlying net assets of MFTBC allocated to any identifiable tangible and intangible assets based on estimated fair values. Any remaining excess purchase price will be allocated to investor-level goodwill.

In June 2001, DaimlerChrysler entered into a commercial vehicle joint venture agreement with Hyundai Motor Company ("HMC"). In a first phase, the Group and HMC established DaimlerHyundai Truck Corporation ("DHTC"). The Group acquired a non-controlling (50%) interest in DHTC. DHTC was formed to produce and/or distribute engines and engine parts. The commercial vehicle joint venture agreement with HMC also included an option for the Group to acquire 50% of the commercial vehicle business of HMC. Pursuant to this option, which DaimlerChrysler exercised in December 2002, HMC is in the process of contributing its entire commercial vehicle business to a new legal entity. Subject to receiving all necessary governmental approvals, DaimlerChrysler currently plans to acquire a 50% interest in that entity from HMC for €400 million at the end of February 2003. DaimlerChrysler will account for its investment in the commercial vehicle business using the equity method with the excess of the purchase price of DaimlerChrysler's share of the underlying net assets allocated to any identifiable tangible and intangible assets based on estimated fair values. Any remaining excess purchase price will be allocated to investor-level goodwill. The purpose of the new commercial vehicle joint venture is to design, produce and distribute commercial vehicles above 4t gross vehicle weight (GVW), including buses, as well as components for those vehicles. DaimlerChrysler and HMC intend to combine their commercial vehicle and engine joint ventures in the first half of 2003. The Group continues to hold a 10% equity interest in HMC, which was acquired in two installments in September 2000 and in March 2001 for approximately €484 million and is accounted for as an available-for-sale security.

During 2002, in separate transactions, the Group acquired various dealerships in Europe and completed certain other acquisitions, none of which were material. The aggregate purchase price paid in these separate acquisitions resulted in additions to goodwill of approximately €132 million.

On October 18, 2000, DaimlerChrysler acquired a 34% equity interest in MMC for approximately €2,200 million. At the closing date of the transaction, the Group also purchased MMC bonds with an aggregate face value of JPY19,200 million and a stated interest rate of 1.7% for €206 million, which are convertible into shares of MMC stock. The bonds are only convertible by DaimlerChrysler in the event that its ownership percentage would be diluted below 34% upon conversion of previously issued convertible bonds. To the extent not converted, the bonds and accrued interest are due on April 30, 2003. In June 2001, Volvo AB sold its 3.3% interest in MMC, plus its operational contracts with MMC, to DaimlerChrysler for $297 million (€343 million) increasing DaimlerChrysler's interest in MMC to 37.3%. In November 2002, a rights offering at MMC reduced the Group's interest to 37.1%.

In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of DaimlerChrysler Rail Systems GmbH ("Adtranz"). With the closing of the transaction on April 30, 2001, control over the operations of Adtranz was transferred to Bombardier on May 1, 2001. Accordingly, the operating results of Adtranz are included in the consolidated financial statements of DaimlerChrysler through April 30, 2001. The sales price of $725 million was received during 2001. On July 5, 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce, Paris, and thereby raised claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentation, and seeks total damages of approximately €960 million. The sale and purchase agreement limits the amount of such price adjustments to €150 million, and, to the extent legally permissible, the amount of other claims to an additional €150 million. DaimlerChrysler believes the complaints are without merit and is defending itself vigorously against such claims in the current arbitration proceedings. Due to uncertainties with respect to the ultimate outcome of these proceedings, the Group has recognized a partial after-tax gain of €237 million on the sale of Adtranz in the fourth quarter of 2001, representing the maximum possible adjustment to the sales price and the aforementioned maximum amount with respect to any further claims in accordance with the sale and purchase agreement.

In April 2001, DaimlerChrysler completed the sale of 60% of the interest in TEMIC to Continental AG for €398 million, resulting in a pretax gain of €209 million. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's 40% interest in Conti Temic microelectronic for proceeds of €215 million, resulting in a pretax gain of €128 million.

In October 2000, DaimlerChrysler acquired all the remaining outstanding shares of Detroit Diesel Corporation for approximately €500 million. The acquisition of the remaining 78.6% interest in Detroit Diesel was accounted for using the purchase method of accounting and resulted in goodwill of approximately €310 million, which was being amortized on a straight-line basis using an useful life of 20 years until December 31, 2001. After December 31, 2001, goodwill will no longer be amortized, but instead tested for impairment at least annually, as a result of adopting SFAS 142.

In October 2000, DaimlerChrysler Services AG and Deutsche Telekom AG formed a joint venture in the area of information technology. In accordance with the agreement, Deutsche Telekom received a 50.1% interest in T-Systems ITS through an investment of approximately €4,571 million for new shares of T-Systems ITS (see Note 11). In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS for proceeds of €4,694 million. The sale was consummated in March 2002 with the termination of the joint venture, resulting in a gain of €2,484 million.

In September 2000, DaimlerChrysler acquired 100% of the outstanding shares of the Canadian company Western Star Trucks Holdings Ltd. for approximately €500 million. The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately €380 million, which was being amortized on a straight-line basis using a useful life of 20 years until December 31, 2001. After December 31, 2001, goodwill will no longer be amortized, but instead tested for impairment at least annually, as a result of adopting SFAS 142.

Information on the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for shares of EADS and the related initial public offering of EADS in July 2000 is included in Note 11.

5. Functional Costs and Other Expenses

Selling, administrative and other expenses are comprised of the following:

	Year ended December 31,		
(in millions of €)	2002	2001	2000
Selling expenses	12,059	11,823	11,666
Administration expenses	5,390	5,539	5,921
Goodwill amortization and impairments	40	184	279
Other expenses	804	785	437
	18,293	18,331	18,303

Moderate demand and strong competition in the European market for commercial vehicles resulted in idle capacity at one of the Group's German assembly plants. Consequently, DaimlerChrysler determined that it does not expect to recover the carrying value of certain long-lived assets (primarily manufacturing equipment and tooling) at this plant. In accordance with the provisions of SFAS 144, an impairment charge amounting to €201 million was recognized in 2002. The charge is included in cost of sales of the Commercial Vehicles segment.

In 2002, a goodwill impairment charge of €40 million was recognized in connection with the contracted sale of controlling interests in two businesses in the Commercial Vehicles segment (see Note 4).

In October 2002, DaimlerChrysler reached a final agreement with GE Capital to sell a significant portion of its portfolio of corporate aircraft, consisting of finance lease receivables and owned aircraft currently under operating leases. The sale will be consummated in tranches beginning in November 2002 over a period of approximately 12 months. The agreement contains provisions for DaimlerChrysler to receive a share of future payments throughout the remaining term of the contracts in the portfolio. As a result of current economic conditions, the Group also re-evaluated the recoverability of its remaining leasing portfolio in the fourth quarter of 2002. In connection with the sale agreement, the Group classified finance lease receivables with a carrying value of €493 million and equipment under operating leases with a carrying value of €40 million as held for sale at December 31, 2002. The Services segment recognized impairment losses amounting to €191 million in other expenses and €20 million in cost of sales related to the assets held for sale and the re-evaluation of the remaining portfolio.

In 2002, due to declining resale prices of used passenger cars and commercial vehicles in North America, DaimlerChrysler recognized impairment charges totaling €256 million upon re-evaluation of the recoverability of the carrying value of its leased vehicles. This re-evaluation was performed using product specific cash flow information. As a result, the carrying values of these leased vehicles were determined to be impaired as the identifiable undiscounted future cash flows were less than their respective carrying values. In accordance with SFAS 144, the resulting impairment charges, recorded as a component of cost of sales in the Services segment, represent the amount by which the carrying values of such vehicles exceeded their respective fair market values.

Following a decision of DaimlerChrysler's Board of Management in the fourth quarter of 2001, DaimlerChrysler, GE Capital and other financial services providers reached an agreement during the six months ended June 30, 2002 to purchase a portion of the DaimlerChrysler's commercial real estate and asset-based lending portfolios in the United States for €1,260 million. The decision resulted in a charge of €166 million, which is included in other expense of the Services segment in 2001.

As discussed in Note 7, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. The related charges are presented as a separate line item on the accompanying consolidated statements of income (loss) and are not reflected in cost of sales or selling, administrative and other expenses.

In October 2001, the DaimlerChrysler Board of Management approved a turnaround plan for its North American truck subsidiary Freightliner. The turnaround plan is designed to return Freightliner to sustainable profitability and comprises four main elements: material cost savings, production cost savings, overhead reductions and improvements to the existing business model. The implementation of the turnaround plan resulted in charges of €310 million, reflecting employee termination benefits of €83 million, asset impairment charges of €170 million, and other costs to exit certain activities of €57 million (see Note 25b). The charges were recorded in cost of sales (€173 million) and selling, administrative and other expenses (€137 million) in 2001. Employee termination benefits related to voluntary and involuntary severance measures affected hourly and salaried employees. As a result of the voluntary and involuntary measures, 1,314 and 1,484 hourly and salaried employees were affected by the plan in 2002 and 2001, respectively. The amount of employee termination benefit paid and charged against the liability was €38 million in 2002.

Based on its investment in MMC and the corresponding strategic alliance entered into in the fourth quarter 2000, DaimlerChrysler conducted a review of its compact car strategy in 2000, and concluded that it was necessary to revise the current strategic plan for the smart brand, including restructuring of supplier contracts. As a result, the carrying values of certain of the brand's long-lived assets were determined to be impaired as the identifiable, undiscounted future cash flows from the operation of such assets were less then their respective carrying values. In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," DaimlerChrysler recorded an impairment charge of €281 million. The impairment charge represents the amount by which the carrying values of such assets exceeded their respective fair market values. The impairment relates principally to the carrying values of the manufacturing facility, equipment and tooling. In addition, charges of €255 million were recorded related to fixed cost reimbursement agreements with MCC smart suppliers. The charges were recorded in cost of sales (€494 million) and other expenses (€42 million) for the year 2000.

In 2000, DaimlerChrysler recorded an impairment charge in cost of sales of approximately €500 million for certain leased vehicles in the Services segment. Declining resale prices of used vehicles in the North American and the U.K. markets required the Group to re-evaluate the recoverability of the carrying values of its leased vehicles. This re-evaluation was performed using product specific cash flow information. As a result, the carrying values of these leased vehicles were determined to be impaired as the identifiable undiscounted future cash flows from such vehicles were less than their respective carrying values. In accordance with SFAS 121, the resulting pre-tax impairment charges represent the amount by which the carrying values of such vehicles exceeded their respective fair market values.

Personnel expenses included in the statement of income (loss) are comprised of:

	Year ended December 31,		
(in millions of €)	2002	2001	2000
Wages and salaries	**19,701**	20,073	21,836
Social levies	**3,132**	3,193	3,428
Net pension cost (see Note 25a)	**152**	630	327
Net postretirement benefit cost (see Note 25a)	**1,119**	1,173	830
Other expenses for pensions and retirements	**59**	26	79
	24,163	25,095	26,500

Number of employees (annual average):

	Year ended December 31,		
	2002	2001	2000
Hourly employees	**232,304**	244,938	270,814
Salaried employees	**125,110**	122,094	165,117
Trainees/apprentices	**13,263**	12,512	13,663
	370,677	379,544	449,594

In 2001 and 2000, 28 people were employed in each of the years in joint venture companies.

Information on the remuneration to the current members of the Supervisory Board and the Board of Management is included in Note 37. In 2002, disbursements to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to €9 million. An amount of €150 million has been accrued for pension obligations to former members of the Board of Management and their survivors. As of December 31, 2002, no advances or loans existed to members of the Board of Management of DaimlerChrysler AG.

6. Other Income

Other income includes gains on sales of property, plant and equipment (€49 million, €104 million and €106 million in 2002, 2001 and 2000, respectively) and rental income, other than relating to financial services leasing activities (€197 million, €191 million and €178 million in 2002, 2001 and 2000, respectively). In 2001, gains on sales of companies of €465 million were recognized in other income.

7. Turnaround Plan for the Chrysler Group

The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group is idling, closing or disposing of certain manufacturing plants, eliminating shifts and reducing line speeds at certain manufacturing facilities, and adjusting volumes at component, stamping and powertrain facilities.

The net charges recorded for the plan in 2001 were €3,064 million (€1,934 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€2,555 million and €509 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively).

The initial charges of €3,047 million were recorded in February 2001 with the approval of the turnaround plan. Additional charges of €268 million in 2001 resulted from the subsequent impairment and disposal costs associated with a component plant as well as costs for a special early retirement program. The return to income adjustments of €251 million in 2001 include revisions of estimates based upon information currently available or actual settlements. These adjustments reflect lower than anticipated costs associated with workforce reduction initiatives, including the involuntary severance benefits, and favorable resolution of supplier contract cancellation claims.

The net charges recorded for the plan in 2002, were €694 million (€439 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€680 million and €14 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These charges were for additional costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures as well as revisions of estimates based upon information currently available or actual settlements.

The pretax amounts for turnaround plan charges since initiation in the first quarter of 2001 are comprised of the following:

(in millions of €)	Workforce reductions	Asset write-downs	Other costs	Total
Reserve balance at January 1, 2001	–	–	–	–
Initial charges	1,403	836	808	3,047
Additional charges	93	148	27	268
Adjustments	(122)	–	(129)	(251)
Net charges	1,374	984	706	(3,064)
Payments	(211)	–	(154)	(365)
Amount charged against assets	–	(984)	(63)	(1,047)
Amount recognized by and transferred to the employee benefit plans	(695)	–	–	(695)
Currency translation adjustment	38	–	21	59
Reserve balance at December 31, 2001	506	–	510	1,016
Additional charges	353	269	99	721
Adjustments	(41)	30	(16)	(27)
Net charges	312	299	83	694
Payments	(297)	–	(215)	(512)
Amount charged against assets	–	(299)	(6)	(305)
Amount recognized by and transferred to the employee benefit plans	(152)	–	–	(152)
Currency translation adjustment	(89)	–	(67)	(156)
Reserve balance at December 31, 2002	280	–	305	585

Workforce reduction charges in 2002 and 2001 relate to early retirement incentive programs (€160 million and €725 million, respectively) and involuntary severance benefits (€152 million and €649 million, respectively). The voluntary early retirement programs, accepted by 3,175 and 9,261 employees in 2002 and 2001, respectively, are formula driven based on salary levels, age and past service. In addition, 5,106 and 7,174 employees were involuntarily affected by the plan in 2002 and 2001, respectively. The amount of involuntary severance benefits paid and charged against the liability was €199 million and €131 million in 2002 and 2001, respectively. The amount recognized by and transferred to the employee benefit plans represents the cost of the special early retirement programs and the curtailment of prior service costs actuarially recognized by the pension and postretirement health and life insurance benefit plans.

As a result of the planned idling, closing or disposal of certain manufacturing facilities, the recovery of the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded impairment charges of €299 million in 2002 and €984 million in 2001. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002 to a joint venture company with Behr America, Inc. and will maintain a minority interest for two years. In addition, the Chrysler Group sold the Graz, Austria plant to Magna International Inc. on July 12, 2002. The exit costs of these two plant sales were provided for in the Turnaround Plan charges.

Other costs primarily include supplier contract cancellation costs.

Other key initiatives of the plan include additional cost reduction and revenue enhancing measures. Specifically, in an effort to reduce costs, suppliers were requested to voluntarily reduce the prices charged for materials and services. Under the revenue enhancement measures of the turnaround plan, certain dealer programs were replaced with a new performance-based incentive program under which dealers may earn cash payments based on levels of achievement compared to pre-assigned monthly retail sales objectives as well as 24 individual sales offices throughout the United States were reorganized into eight regional business centers.

8. Financial Income, net

(in millions of €)	Year ended December 31, 2002	2001	2000
Income from investments of which from affiliated companies €44 (2001: €(2); 2000: €24)	74	24	73
Gains, net from disposals of investments and shares in affiliated and associated companies	2,645	320	1
Write-down of investments and shares in affiliated companies	(63)	(109)	(54)
Income (loss) from companies included at equity	(16)	97	(244)
Income (loss) from investments, net	**2,640**	332	(224)
Other interest and similar income of which from affiliated companies €9 (2001: €31; 2000: €20)	720	1,040	1,268
Interest and similar expenses of which from affiliated companies €21 (2001: €21; 2000: €14)	(1,040)	(1,317)	(988)
Interest income (expense), net	**(320)**	(277)	280
Income from securities and long-term receivable of which from affiliated companies €7 (2001: €9; 2000: €10)	84	291	161
Write-down of securities and long-term receivable	(71)	(16)	(3)
Other, net	(125)	(176)	(58)
Other financial income (loss), net	**(112)**	99	100
	2,208	154	156

In 2002 the Group sold its 49.9%-interest in T-Systems ITS. This sale resulted in a gain of €2,484 million, which is included in gains from disposals of investments and shares in affiliated and associated companies (see Note 4).

In 2001, EADS, an equity method investee of the Group, created a new company, Airbus SAS, and contributed all of its Airbus activities into the new company for a 100% ownership interest. Also in 2001, Airbus SAS issued new shares to BAe Systems in exchange for all of its Airbus activities. As a result of this transaction, EADS' ownership interest in Airbus SAS, which is consolidated by EADS, was diluted to 80%. DaimlerChrysler recognized under U.S. GAAP its share of the gain resulting from the formation of Airbus SAS in the amount of €747 million in income (loss) from companies included at equity.

The Group capitalized interest expenses related to qualifying construction projects of €147 million (2001: €275 million; 2000: €181 million).

9. Income Taxes

Income (loss) before income taxes consists of the following:

(in millions of €)	Year ended December 31, 2002	2001	2000
Germany	**4,379**	4,498	2,729
Non-German countries	**1,689**	(5,981)	1,747
	6,068	(1,483)	4,476

Income tax expense (benefit) is comprised of the following components:

(in millions of €)	Year ended December 31, 2002	2001	2000
Current taxes			
Germany	**1,195**	793	(45)
Non-German countries	**(286)**	(512)	1,160
Deferred taxes			
Germany	**(430)**	637	1,490
Non-German countries	**698**	(1,695)	(606)
	1,177	(777)	1,999

For German companies, the deferred taxes at December 31, 2002 are calculated using a federal corporate tax rate of 26.5% (2001 and 2000: 25%) for deferred taxes which will reverse in the next year and 25% (2001 and 2000: 25%) for deferred taxes which will reverse after one year. Deferred taxes are also calculated with a solidarity surcharge of 5.5% for each year on federal corporate taxes payable plus the after federal tax benefit rate for trade tax of 11.842% (2001 and 2000: 12.125%) for deferred taxes which will reverse in the next year and 12.125% (2001 and 2000: 12.125%) for deferred taxes which will reverse after one year. Including the impact of the surcharge and the trade tax, the tax rate applied to German deferred taxes amounts to 39.8% (2001 and 2000: 38.5%) for deferred taxes which will reverse in the next year and 38.5% (2001 and 2000: 38.5%) for deferred taxes which will reverse after one year.

In 2002, the German government enacted new tax legislation for the purpose of financing the flood disaster which, among other changes, increased the Group's statutory corporate tax rate for German companies from 25% to 26.5%, effective for the calendar year 2003. The effect of the increase in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in the year of enactment and as a result, a net charge of €3 million is included in the consolidated statement of income (loss) in 2002.

In 2000, the German government enacted new tax legislation which, among other changes, reduced the Group's statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for the Group's year beginning January 1, 2001. The significant other tax law change is the exemption from tax for certain gains and losses from the sale of shares in affiliated and unaffiliated companies. The effects of the reduction in the tax rate and other changes on the deferred tax assets and liabilities of the Group's German companies were recognized in the year of enactment. As a result, a net charge of €263 million is included in the consolidated statement of income (loss) in 2000. The effects of the reduction in the tax rate resulted in deferred tax expense of €373 million. The exemption from tax for certain gains from the sale of shares resulted in deferred tax benefit of €110 million due to the elimination of the net deferred tax liabilities on the net unrealized gains.

The effect of the tax law changes in Germany in 2002 and 2000 are reflected separately in the reconciliations presented below.

For the year ending December 31, 2000, the German corporate tax law applied a split-rate imputation with regard to the taxation of the earnings of a corporation. In accordance with the tax law in effect for 2000, retained corporate income was initially subject to a federal corporate tax of 40% plus a solidarity surcharge of 5.5% on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounted to 42.2%. Upon distribution of certain retained earnings generated in Germany to stockholders, the corporate income tax rate on the earnings was adjusted to 30%, plus a solidarity surcharge of 5.5% on the distribution corporate tax, for a total of 31.65%, by means of a refund for taxes previously paid. Under the new German corporate tax system, during a 15 year transition period beginning on January 1, 2001, the Group will continue to receive a refund on the distribution of retained earnings which existed as of December 31, 2000. As of December 31, 2002, the Group has used substantially all of its credit for German corporate tax on the distribution of retained earnings.

A reconciliation of expected income taxes to actual income tax expense (benefit) determined using the applicable German corporate tax rate for the calendar year of 25% (2001: 25%; 2000: 40%) plus a solidarity surcharge of 5.5% on federal corporate taxes plus the after federal tax benefit rate for trade taxes of 12.125% (2001: 12.125%; 2000: 9.3%) for a combined statutory rate of 38.5% in 2002 (2001: 38.5%; 2000: 51.5%) is as follows:

(in millions of €)	Year ended December 31, 2002	2001	2000
Expected expense (benefit) for income taxes	2,336	(571)	2,305
Tax rate differential with non-German countries	(238)	96	(346)
Gains from sales of business interests (T-Systems ITS, TEMIC, Adtranz, debitel)	(1,012)	(191)	–
Trade tax rate differential	(31)	(50)	(28)
Changes in valuation allowances on German deferred tax assets	–	29	–
Tax effect of equity method investments	2	(25)	113
Amortization of non-deductible goodwill	–	5	52
Tax free income and non-deductible expenses	114	(76)	48
Effect of changes in German tax laws	3	–	263
Dividend distribution credit at DC AG	(57)	–	(491)
Other	60	6	83
Actual expense (benefit) for income taxes	1,177	(777)	1,999

In 2002, income tax credits from dividend distribution reflected the tax benefit from the 2001 dividend distribution of €1.00 per Ordinary Share paid in 2002. In 2000, income tax credits from dividend distribution reflected the tax benefit from the dividend distribution of €2.35 per Ordinary Share to be paid for that year.

Deferred income tax assets and liabilities are summarized as follows:

(in millions of €)	At December 31, 2002	2001
Property, plant and equipment	611	365
Investments and long-term financial assets	2,132	2,135
Equipment on operating leases	956	689
Inventories	709	697
Receivables	663	1,369
Net operating loss and tax credit carryforwards	3,002	3,078
Pension plans and similar obligations	3,424	3,682
Other accrued liabilities	4,938	6,340
Liabilities	1,733	1,331
Deferred income	1,138	944
Other	120	423
	19,426	21,053
Valuation allowances	(241)	(145)
Deferred tax assets	19,185	20,908
Property, plant and equipment	(3,733)	(4,095)
Equipment on operating leases	(7,855)	(8,286)
Inventories	(115)	(385)
Receivables	(2,558)	(2,542)
Securities	(472)	(448)
Prepaid expenses	(388)	(482)
Pension plans and similar obligations	(1,497)	(4,794)
Other accrued liabilities	(112)	(673)
Taxes on undistributed earnings of non-German subsidiaries	(399)	(514)
Liabilities	(567)	(197)
Other	(188)	(333)
Deferred tax liabilities	(17,884)	(22,749)
Deferred tax assets (liabilities), net	1,301	(1,841)

At December 31, 2002, the Group had corporate and trade tax net operating losses ("NOLs") amounting to €5,234 million (2001: €4,668 million) and credit carryforwards amounting to €1,788 million (2001: €1,552 million), determined in accordance with U.S. GAAP. The corporate tax NOLs and credit carryforwards relate to losses of non-German companies and German non-Organschaft companies and are partly limited in their use to the Group. The valuation allowances on deferred tax assets of German and non-German operations increased by €96 million. In future periods, depending upon the financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

The Group has various income tax years unresolved with the taxing authorities. The open years are either under review by taxing authorities or not yet under examination. The Group believes it has made adequate provision for any future income taxes that may be owed for all open years.

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

(in millions of €)	At December 31, 2002 Total	thereof noncurrent	At December 31, 2001 Total	thereof noncurrent
Deferred tax assets	**3,613**	**1,714**	3,010	425
Deferred tax liabilities	**(2,312)**	**(1,535)**	(4,851)	(4,761)
Deferred tax assets (liabilities), net	**1,301**	**179**	(1,841)	(4,336)

DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of €288 million (2001: €371 million) on €5,760 million (2001: €7,421 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of €111 million (2001: €143 million) on the future payout of these foreign dividends because the earnings are not intended to be permanently reinvested in those operations.

The Group did not provide income taxes or non-German withholding taxes on €6,950 million (2001: €12,357 million) in cumulative earnings of non-German subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Including the items charged or credited directly to related components of accumulated other comprehensive income (loss) and the expense (benefit) for income taxes of extraordinary items and from changes in accounting principles, the expense (benefit) for income taxes consists of the following:

(in millions of €)	2002	2001	2000
Expense (benefit) for income taxes before extraordinary items	**1,177**	(777)	1,999
Income tax expense of extraordinary items	**–**	–	324
Income tax benefit from changes in accounting principles	**–**	–	(53)
Stockholders' equity for items in accumulated other comprehensive income	**(2,699)**	(507)	(338)
	(1,522)	(1,284)	1,932

In 2002, tax benefits of €175 million from the reversal of deferred tax asset valuation allowances at subsidiaries of MMC were recorded as a reduction of the investor level goodwill relating to the Group's investment in MMC.

10. Cumulative Effects of Changes in Accounting Principles

Goodwill and Other Intangible Assets: Adoption of SFAS 142 – DaimlerChrysler adopted SFAS 142 on January 1, 2002. The transitional goodwill impairment charge recognized in the consolidated statement of income (loss) in 2002 by DaimlerChrysler was €159 million (€0.16 per share), which represents the Group's proportionate share of the transitional goodwill impairment charges from equity method investees, primarily EADS (see Note 1).

Beneficial Interests in Securitized Financial Assets: Adoption of EITF 99-20 – As of July 1, 2000, DaimlerChrysler adopted EITF 99-20 which specifies, among other things, how a transferor that retains an interest in a securitization transaction, or an enterprise that purchases a beneficial interest, should account for interest income and impairment. The cumulative effect of adopting EITF 99-20 was a charge of €99 million (net of income tax benefits of €58 million).

Derivative Financial Instruments and Hedging Activities: Adoption of SFAS 133 and SFAS 138 – DaimlerChrysler elected to adopt SFAS 133 on January 1, 2000. Upon adoption of this Statement, DaimlerChrysler recorded a net transition adjustment gain of €12 million (net of income tax expense of €5 million) in the statement of income (loss) and a net transition adjustment loss of €349 million (net of income tax benefit of €367 million) in accumulated other comprehensive income. Adoption of SFAS 138 did not have an impact on the Group's consolidated statement of income (loss).

11. Extraordinary Items

In October 2000, Adtranz sold its fixed installations business which primarily focuses on rail electrification and traction power to Balfour Beatty for €153 million resulting in an extraordinary after-tax gain of €89 million (net of income tax expense of €52 million).

In October 2000, DaimlerChrysler and Deutsche Telekom combined their information technology activities in a joint venture. In accordance with an agreement announced on March 27, 2000, Deutsche Telekom received a 50.1% interest in T-Systems ITS through an investment of approximately €4.6 billion for new shares of T-Systems ITS. In 2000, the transaction resulted in an extraordinary after-tax gain of €2,345 million. The agreements also confer on Deutsche Telekom the option to acquire from the Group, and on DaimlerChrysler the option to sell to Deutsche Telekom, the Group's 49.9% interest in T-Systems ITS. The DaimlerChrysler option was exercised in January 2002 (see Note 4). DaimlerChrysler accounted for its interest in T-Systems ITS using the equity method until February 28, 2002.

In July 2000, the Group exchanged its controlling interest in DaimlerChrysler Aerospace for shares of EADS, which subsequently completed its initial public offering. EADS is a global aerospace and defense company which was established through a merger of Aerospatiale Matra S.A., DaimlerChrysler Aerospace AG and Construcciones Aeronauticas S.A. ("CASA"). DaimlerChrysler accounted for the shares of EADS received in the exchange at their fair value on that date and recorded an extraordinary after-tax gain of €3,009 million. The Group accounts for its 33% interest in EADS using the equity method of accounting. DaimlerChrysler has the right to sell all of its ownership interest in EADS to certain French shareholders. This put option may be exercised immediately in the event of a voting deadlock on certain matters or at certain times after three years. The price is based on the average closing mid-market price of EADS shares during the 30 trading days prior to the exercise of the put option.

In 2000, Ballard Power Systems Inc., a developer of fuel cells and related power generation systems, issued additional common shares to its shareholders. DaimlerChrysler elected not to purchase additional shares thereby reducing its ownership interest. The dilution of its ownership interest resulted in an extraordinary gain of €73 million.

The gains from each of the foregoing transactions are reported as extraordinary items in the consolidated statements of income (loss) for the year 2000 because U.S. GAAP requires such presentation when a significant disposition of assets or businesses occurs within two years subsequent to accounting for a business combination using the pooling-of-interests method.

Notes to Consolidated Balance Sheets

12. Goodwill

Information with respect to changes in the Group's goodwill is presented in the Consolidated Fixed Asset Schedule included herein.

Upon adoption of SFAS 142, intangible assets relating to distribution rights with a net carrying amount of €44 million were reclassified from goodwill to other intangible assets. In 2002, goodwill of €61 million was recorded in connection with the acquisition of dealerships in Europe and €71 million was recorded in connection with certain other acquisitions, none of which were material. A goodwill impairment charge of €40 million was recognized in connection with the contracted sales of two businesses in the Commercial Vehicles segment (see Note 4). The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

At December 31, 2002, the carrying value of goodwill, excluding investor level goodwill, allocated to the Group's reportable segments are: Mercedes Car Group (€104 million), Chrysler Group (€1,165 million), Commercial Vehicles (€696 million), Services (€62 million) and Other Activities (€44 million).

There is no goodwill that has not been allocated to a reporting unit as of December 31, 2002.

DaimlerChrysler's investor level goodwill in companies accounted for using the equity method was €845 million at December 31, 2002. Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary.

Adjusted Prior Period Information

Net income (loss) and earnings (loss) per share for the years ended December 31, 2001 and 2000, adjusted to exclude goodwill amortization expense (including amounts recognized in income (loss) from investments representing investor level equity method goodwill amortization) and investee level goodwill amortization resulting from the Group's investment in EADS, were as follows:

	Year ended December 31, 2001	2000
Net income (loss) (in millions of €)		
Reported net income (loss)	(662)	7,894
Goodwill amortization	236	297
Goodwill amortization – investee level	168	93
Adjusted net income (loss)	(258)	8,284
Income (loss) per share (in €):		
Reported income (loss) per share – basic	(0.66)	7.87
Goodwill amortization	0.24	0.30
Goodwill amortization – investee level	0.16	0.09
Adjusted income (loss) per share – basic	(0.26)	8.26
Reported income (loss) per share – diluted	(0.66)	7.80
Goodwill amortization	0.24	0.29
Goodwill amortization – investee level	0.16	0.09
Adjusted income (loss) per share – diluted	(0.26)	8.18

13. Other Intangible Assets

Information with respect to changes in the Group's other intangible assets is presented in the Consolidated Fixed Asset Schedule included herein.

Other intangible assets comprise:

(in millions of €)	At December 31, 2002	2001
Other intangible assets subject to amortization		
Gross carrying amount	**1,036**	897
Accumulated amortization	**(634)**	(542)
Net carrying amount	**402**	355
Other intangible assets not subject to amortization	**2,453**	137
	2,855	492

DaimlerChrysler's other intangible assets subject to amortization primarily represent software. In 2002, additions of €374 million were recognized with a weighted average useful life of 6 years. Distribution rights amounting to €44 million were reclassified from goodwill to other intangible assets on January 1, 2002. The aggregate amortization expense for the years ended December 2002, 2001 and 2000, was €175 million, €172 million and €153 million, respectively.

Amortization expense for the gross carrying amount of other intangible assets at December 31, 2002, is estimated to be €138 million in 2003, €96 million in 2004, €59 million in 2005, €29 million in 2006 and €18 million in 2007.

Other intangible assets not subject to amortization represent intangible pension assets. The Group recorded an intangible pension asset totaling €2.3 billion in connection with the requirement to recognize an additional minimum pension liability in 2002, principally at the Chrysler Group (see Note 25a).

14. Property, Plant and Equipment, net

Information with respect to changes in the Group's property, plant and equipment is presented in the Consolidated Fixed Assets Schedule included herein.

Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of €152 million (2001: €148 million). Depreciation expense and impairment charges on assets under capital lease arrangements were €15 million (2001: €13 million; 2000: €188 million).

15. Equipment on Operating Leases, net

Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, €27,361 million represent automobiles and commercial vehicles (2001: €35,015 million).
Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 2002 are as follows:

(in millions of €)	
2003	6,699
2004	3,745
2005	2,217
2006	628
2007	204
thereafter	172
	13,635

16. Inventories

(in millions of €)	At December 31, 2002	2001
Raw materials and manufacturing supplies	1,900	2,251
Work-in-process thereof relating to long-term contracts and programs in process	2,693	3,038
Finished goods, parts and products held for resale	11,567	11,904
Advance payments to suppliers	63	97
	16,223	17,290
Less: Advance payments received thereof relating to long-term contracts and programs in process €127 (2001: €110)	(581)	(536)
	15,642	16,754

Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by €724 million (2001: €1,102 million). For the years ended December 31, 2002, 2001 and 2000, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of sales by €42 million, €29 million and €14 million in 2002, 2001and 2000, respectively.

17. Trade Receivables

(in millions of €)	At December 31, 2002	2001
Receivables from sales of goods and services	6,879	7,052
Long-term contracts and programs, unbilled, net of advance payments received	47	24
	6,926	7,076
Allowance for doubtful accounts	(629)	(646)
	6,297	6,430

As of December 31, 2002, €110 million of the trade receivables mature after more than one year (2001: €136 million).

18. Receivables from Financial Services

(in millions of €)	At December 31, 2002	2001
Receivables from:		
Sales financing	41,386	38,882
Finance leases	16,423	17,400
	57,809	56,282
Initial direct costs	250	248
Unearned income	(5,590)	(6,833)
Unguaranteed residual value of leased assets	1,178	1,417
	53,647	51,114
Allowance for doubtful accounts	(1,559)	(1,602)
	52,088	49,512

As of December 31, 2002, €34,472 million of the financing receivables mature after more than one year (2001: €35,551 million).

Changes in the allowance for doubtful accounts for receivables from financial services were as follows:

(in millions of €)	Year ended December 31, 2002	2001	2000
Balance at beginning of year	1,602	890	599
Provisions for credit losses	1,004	1,446	755
Net credit losses	(639)	(783)	(455)
Reversals	(36)	(88)	(9)
Currency translation and other adjustments	(372)	137	–
Balance at end of year	1,559	1,602	890

Sales financing and finance lease receivables consist of retail installment sales contracts secured by automobiles and commercial vehicles. Contractual maturities applicable to receivables from sales financing and finance leases in each of the years following December 31, 2002 are as follows:

(in millions of €)	
2003	19,810
2004	11,735
2005	9,549
2006	6,362
2007	3,377
thereafter	6,976
	57,809

Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and charge-offs.

19. Other Receivables

(in millions of €)	At December 31, 2002	2001
Receivables from affiliated companies	1,118	1,250
Receivables from related companies [1]	1,265	1,041
Retained interests in sold receivables and subordinated asset backed certificates	4,241	5,482
Other receivables and other assets	11,672	9,141
	18,296	16,914
Allowance for doubtful accounts	(723)	(726)
	17,573	16,188

1 Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

As of December 31, 2002, €3,847 million of the other receivables mature after more than one year (2001: €2,584 million).

20. Securities, Investments and Long-Term Financial Assets

Information with respect to the Group's investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. Securities included in non-fixed assets are comprised of the following:

(in millions of €)	At December 31, 2002	2001
Debt securities	1,871	2,314
Equity securities	29	120
Equity-based funds	84	91
Debt-based funds	1,309	1,234
	3,293	3,759

Carrying amounts and fair values of debt and equity securities included in securities and investments for which fair values are readily determinable are classified as follows:

	At December 31, 2002				At December 31, 2001			
			Unrealized				Unrealized	
(in millions of €)	Cost	Fair value	Gain	Loss	Cost	Fair value	Gain	Loss
Available-for-sale	3,085	3,086	19	18	3,327	3,295	34	66
Trading	202	207	6	1	460	464	6	2
Securities	**3,287**	**3,293**	**25**	**19**	3,787	3,759	40	68
Investments and long-term financial assets available-for-sale	685	728	43	–	731	987	316	60
	3,972	4,021	68	19	4,518	4,746	356	128

The aggregate costs, fair values and gross unrealized holding gains and losses per security class are as follows:

	At December 31, 2002				At December 31, 2001			
			Unrealized				Unrealized	
(in millions of €)	Cost	Fair value	Gain	Loss	Cost	Fair value	Gain	Loss
Equity securities	695	733	44	6	819	1,083	333	69
Debt securities issued by the German government and its agencies	4	4	–	–	112	112	–	–
Municipal securities	13	14	1	–	27	27	–	–
Debt securities issued by non-German governments	275	277	2	–	520	523	3	–
Corporate debt securities	710	715	6	1	588	592	7	3
Equity-based funds	94	84	–	10	96	91	–	5
Debt-based funds	1,308	1,309	1	–	1,239	1,234	–	5
Asset-backed securities	323	330	8	1	247	253	7	1
Other marketable debt securities	348	348	–	–	410	367	–	43
Available-for-sale	**3,770**	**3,814**	**62**	**18**	4,058	4,282	350	126
Trading	**202**	**207**	**6**	**1**	460	464	6	2
	3,972	4,021	68	19	4,518	4,746	356	128

The estimated fair values of investments in debt securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	At December 31,	
(in millions of €)	2002	2001
Due within one year	2,011	1,477
Due after one year through five years	493	1,007
Due after five years through ten years	228	422
Due after ten years	265	202
	2,997	3,108

Proceeds from disposals of available-for-sale securities were €5,254 million (2001: €3,402 million; 2000: €9,422 million). Gross realized gains from sales of available-for-sale securities were €157 million (2001: €425 million; 2000: €275 million), while gross realized losses were €23 million (2001: €145 million; 2000: €140 million). DaimlerChrysler uses the specific identification method as a basis for determining cost and calculating realized gains and losses.

Other securities classified as cash equivalents were approximately €4.6 billion and €6.6 billion at December 31, 2002 and 2001, respectively, and consisted primarily of purchase agreements, commercial paper and certificates of deposit.

21. Liquid Assets

Liquid assets recorded under various balance sheet captions are as follows:

(in millions of €)	2002	At December 31, 2001	2000
Cash and cash equivalents [1]			
originally maturing within 3 months	**9,100**	10,715	7,082
originally maturing after 3 months	**30**	31	45
Total cash and cash equivalents	**9,130**	10,746	7,127
Securities	**3,293**	3,759	5,378
Other	**5**	20	5
	12,428	14,525	12,510

1 Cash and cash equivalents are mainly comprised of cash at banks, cash on hand and checks in transit

The following represents supplemental information with respect to cash flows:

(in millions of €)	2002	Year ended December 31, 2001	2000
Interest paid	**3,615**	4,616	5,629
Income taxes paid (refunded)	**1,178**	(624)	775

22. Prepaid Expenses

Prepaid expenses are comprised of the following:

(in millions of €):	At December 31, 2002	2001
Prepaid pension cost	**243**	7,584
Other prepaid expenses	**719**	1,022
	962	8,606

As of December 31, 2002, €352 million of the total prepaid expenses mature after more than one year (2001: €7,632 million).

As a result of the underfunded status of the accumulated pension benefit obligations in 2002, DaimlerChrysler eliminated prepaid pension cost totaling €7.6 billion (see Note 23 and Note 25a).

23. Stockholders' Equity

Number of Shares Issued and Outstanding

DaimlerChrysler had issued and outstanding 1,012,803,493 registered Ordinary Shares of no par value at December 31, 2002 (2001: 1,003,271,998). Each share represents a nominal value of €2.60 of capital stock.

Treasury Stock

In 2002, DaimlerChrysler purchased approximately 1.1 million (2001 and 2000: 1.4 million) Ordinary Shares in connection with an employee share purchase plan, of which 1.1 million (2001: 1.2 million; 2000: 1.4 million) were re-issued to employees. The remaining 0.2 million in 2001 were resold in the market.

Authorized and Conditional Capital

Through April 30, 2003, the Board of Management is authorized, upon approval of the Supervisory Board, to increase capital stock by a total of up to an aggregate nominal amount of approximately €256 million and to issue Ordinary Shares of up to an aggregate nominal amount of approximately €26 million to employees.

DaimlerChrysler is authorized to issue convertible bonds and notes with warrants in a nominal volume of up to €15 billion with a term of up to 20 years by April 18, 2005. The convertible bonds and notes with warrants shall grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in a nominal amount not to exceed €300 million of capital stock. DaimlerChrysler is also entitled to grant up to 96,000,000 rights (representing up to a nominal amount of approximately €250 million of capital stock) with respect to the DaimlerChrysler Stock Option Plan by April 18, 2005.

In 2002, 7,035 Ordinary Shares of DaimlerChrysler were issued upon exercise of options from the Stock Option Plan 1996.

DaimlerChrysler is authorized through October 10, 2003, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of €260 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

Convertible Notes

In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002, with a nominal amount of €66.83 per note. These convertible notes represented at the date of issue a nominal amount of €508 million including 7,600,000 notes which could be converted, subject to adjustment, into 0.86631 newly issuable shares of DaimlerChrysler AG for each note before June 4, 2002. During 2002, 17,927 DaimlerChrysler Ordinary Shares were issued upon exercise (2001: 87; 2000: 92). On June 14, 2002, the mandatory conversion date, 7,572,881 notes were converted into 9,506,483 newly issued Ordinary Shares of DaimlerChrysler AG. The conversion price of €52.72 was determined on June 8, 2002, on the basis of the average closing auction price for the shares in Xetra-trading for the period between May 13, 2002 and June 7, 2002. Because this conversion price was below the adjusted minimum conversion price of €53.19, the number of shares was calculated based on the adjusted minimum conversion price. Thus each shareholder received 1.25643 Ordinary Shares of DaimlerChrysler AG per note. Fractions that remained after aggregation were settled in cash based on a conversion rate of €52.72 amounting to a total cash payment of €0.4 million.

During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of €613 million (with a nominal value of €511 each) entitling the bond holders to subscribe for a total of 12,366,324 shares (7,728,048 of which represent newly issued shares totaling €383 million) of DaimlerChrysler. According to the note agreements the option price per share is €42.67 in consideration of exchange of the notes or €44.49 in cash. During 2002, 50 options for the subscription of newly issued DaimlerChrysler Ordinary Shares (2001: -; 2000: 10,416) were exercised.

Comprehensive Income

The changes in the components of accumulated other comprehensive income (loss) are as follows:

			2002			2001			2000
(in millions of €)	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities (incl. retained interests):									
Unrealized holding gains (losses)	122	(77)	45	(129)	149	20	(250)	46	(204)
Reclassiffication adjustments for (gains) losses included in net income (loss)	(223)	43	(180)	(46)	(111)	(157)	61	(6)	55
Unrealized gains (losses) on securities	(101)	(34)	(135)	(175)	38	(137)	(189)	40	(149)
Unrealized gains (losses) on derivatives Hedging variability of cash flows:									
Unrealized derivative gains (losses)	2,417	(952)	1,465	(708)	257	(451)	(1,932)	978	(954)
Reclassification adjustments for (gains) losses included in net income (loss)	(111)	48	(63)	829	(307)	522	1,113	(567)	546
Unrealized derivative gains (losses)	2,306	(904)	1,402	121	(50)	71	(819)	411	(408)
Foreign currency translation adjustments	(3,170)	(80)	(3,250)	598	(33)	565	1,474	(111)	1,363
Minimum pension liability adjustments	(10,006)	3,717	(6,289)	(1,436)	552	(884)	8	(2)	6
Other comprehensive income (loss)	(10,971)	2,699	(8,272)	(892)	507	(385)	(474)	338	812

Miscellaneous
The minority stockholders of Dornier GmbH, a subsidiary of DADC Luft- und Raumfahrt Beteiligungs AG, have the right, exercisable at any time, to exchange their shareholdings in Dornier for cash or holdings in DaimlerChrysler AG or its subsidiary DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft. Some of the Dornier minority stockholders partially exercised this right in 2001. In 2002, an additional minority shareholder partially exercised his right to transfer his Dornier shares to DaimlerChrysler AG.

Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 2002, DaimlerChrysler management has proposed a distribution of €1,519 million (€1.50 per share) of the 2002 earnings of DaimlerChrysler AG as a dividend to the stockholders.

As a result of the underfunded status of the accumulated pension benefit obligations in 2002, DaimlerChrysler was required to recognize an additional minimum pension liability of €6.3 billion, after tax (see Note 22 and Note 25a).

24. Stock-Based Compensation

The Group currently has two stock option plans, various stock appreciation rights ("SARs") plans and medium term incentive awards, which are accounted for based on APB 25.

Stock Option Plans
In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

The table below shows the basic terms of options issued (in millions) under the Stock Option Plan 2000:

Year of Grant	Reference price	Convesion price	Options granted	Options outstanding At December 31, 2002	Options exercisable At December 31, 2002
2000	€62.30	€74.76	15.2	15.0	7.5
2001	€55.80	€66.96	18.7	18.2	-
2002	€42.93	€51.52	20.0	19.8	-

In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002, the Federal Supreme Court decided not to admit the appeal. In April 2002, a constitutional appeal was filed against this decision. The Stock Option Plan 2000, approved by the shareholders of DaimlerChrysler AG in April 2000, was judicially confirmed lawful and valid by the above named courts and remains valid unless a court decides to the contrary.

DaimlerChrysler established, based on shareholder approvals, the 1998, 1997 and 1996 Stock Option Plans (former Daimler-Benz plans), which provide for the granting of options for the purchase of DaimlerChrysler Ordinary Shares to certain members of management. The options granted under the plans are evidenced by non-transferable convertible bonds with a principal amount of €511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond may be converted into 201 DaimlerChrysler Ordinary Shares, if the market price per share on the day of conversion is at least 15% higher than the predetermined conversion price and the options (granted in 1998 and 1997) have been held for a 24 month waiting period. The basic terms of the rights issued (in millions) under these plans are as follows:

Bonds granted in	Stated interest rate	Conversion price	Number of Rights	Rights outstanding At December 31, 2002	Rights convertible At December 31, 2002
1996	5.9%	€42.62	0.9	-	-
1997	5.3%	€65.90	7.4	6.0	-
1998	4.4%	€92.30	8.2	6.6	-

In the second quarter of 1999, DaimlerChrysler converted all options granted under the 1998 and 1997 Stock Option Plans into SARs. All terms and conditions of the new SARs are identical to the stock options which were replaced, except that the holder of a SAR has the right to receive cash equal to the difference between the exercise price of the original option and the fair value of the Group's stock at the exercise date rather than receiving DaimlerChrysler Ordinary Shares. Analysis of the stock options issued is as follows (options in millions):

	2002 Number of stock options	2002 Average exercise price per share	2001 Number of stock options	2001 Average exercise price per share	2000 Number of stock options	2000 Average exercise price per share
Balance at beginning of year	33.6	€70.43	15.3	€74.65	0.1	€42.62
Options granted	20.0	51.52	18.7	66.96	15.2	74.76
Bonds sold	–	–	–	–	–	–
Converted	–	–	–	–	–	–
Forfeited	(0.5)	61.29	(0.4)	70.08	–	–
Repayment	–	–	–	–	–	–
Exchanged for SARs	–	–	–	–	–	–
Outstanding at year-end	53.1	63.40	33.6	70.43	15.3	74.65
Exercisable at year-end	7.6	€74.56	0.1	€42.62	0.1	€42.62

For the year ended December 31, 2002, the Group recognized compensation expense on stock options of €57 million (2001: €19 million; 2000: €13 million).

Stock Appreciation Rights Plans
In 1999, DaimlerChrysler established a stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of €89.70 each, of which 10.7 million SARs are outstanding and exercisable at year-end 2002.

As discussed above (see "Stock Option Plans"), in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs.

In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented a SAR plan through which 22.3 million SARs were issued at an exercise price of $75.56 each, of which 17.0 million SARs are outstanding and exercisable at year-end 2002. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the merger. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and one-year anniversaries of the consummation date.

A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2002, 2001 and 2000 is presented below (SARs in millions):

	2002 Number of SARs	2002 Weighted-average exercise price	2001 Number of SARs	2001 Weighted-average exercise price	2000 Number of SARs	2000 Weighted-average exercise price
Outstanding at beginning of year	42.5	€84.75	44.5	€82.87	45.8	€80.25
Grandet	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Forfeited	(2.2)	78.31	(2.0)	85.93	(1.3)	78.52
Outstanding at year-end	40.3	79.13	42.5	84.75	44.5	82.87
SARs exercisable at year-end	40.3	€79.13	42.5	€84.75	33.6	€80.63

Compensation expense or benefit (representing the reversal of previously recognized expense) on SARs is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares. For the years ended December 31, 2002 and 2000 the Group recognized compensation benefits of €9 million and €58 million respectively, in connection with SARs. For the year ended December 31, 2001, the SARs had no effect on the consolidated statement of income (loss).

Medium Term Incentive Awards

The Group grants medium term incentives to certain eligible employees that track, among other things, the value of the DaimlerChrysler Ordinary Shares at the beginning of three year performance periods. The amount ultimately earned in cash at the end of a performance period is particularly based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of DaimlerChrysler Ordinary Shares at the end of three year performance periods. The benchmarks include return on net assets and return on sales. The Group issued 1.2 million medium term incentives in 2002 (2001: 0.9 million; 2000: 0.7 million).

For the year ended December 31, 2002 the Group recognized compensation expense of €20 million (2001: €17 million; 2000: €14 million) in connection with the medium term incentive awards.

Fair Value Information

Had the Group adopted SFAS 123, stock options would have been accounted for based on their fair values. The fair values of the DaimlerChrysler stock options issued in 2002, 2001 and 2000 were calculated at the grant dates with a modified Black-Scholes option pricing model, which considers the terms of issuance.

The table below presents the underlying assumptions as well as the resulting fair values and total values (in millions of €):

Stock options granted in	2002	2001	2000
Expected dividend yield	2.0%	4.6%	3.8%
Expected volatility	30%	33%	25%
Risk-free interest rate	4.2%	4.2%	4.8%
Expected lives (in years)	3	3	3
Fair value per option	€18.70	€12.15	€9.50
Total value by award	374.0	227.2	144.4

25. Accrued Liabilities

Accrued liabilities are comprised of the following:

(in millions of €)	2002 Total	2002 Due after one year	2001 Total	2001 Due after one year
Pension plans and similar obligations (see Note 25a)	15,909	14,658	12,647	11,650
Income and other taxes	3,621	1,602	2,393	651
Other accrued liabilities (see Note 25b)	24,182	9,876	27,154	10,104
	43,712	26,136	42,194	22,405

a) Pension Plans and Similar Obligations

Pension plans and similar obligations are comprised of the following components:

(in millions of €)	At December 31, 2002	2001
Pension liabilities (pension plans)	7,393	2,612
Accrued postretirement health and life insurance benefits	8,167	9,442
Other benefit liabilities	349	593
	15,909	12,647

As a result of the underfunded status of the accumulated pension benefit obligations, DaimlerChrysler recognized additional pension liabilities amounting to €4.7 billion in 2002, which did not impact the consolidated statement of income (loss). Of the €4.7 billion, the Group recognized €2.3 billion as an intangible pension asset (see Note 13) and €2.4 billion within accumulated other comprehensive income (see Note 23).

As described in Note 5 and Note 7, DaimlerChrysler implemented in 2001 restructuring plans at Freightliner and Chrysler Group, including certain workforce reduction initiatives. The impacts on the pension and postretirement obligations resulting from settlements and curtailments of these turnaround plans are contained in the following disclosures.

Pension Plans

The Group provides pension benefits to substantially all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

At December 31, 2002, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities, including 14,855 shares of DaimlerChrysler Ordinary Shares with a market value of €0.4 million in a Canadian plan. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans.

The following information with respect to the Group's pension plans is presented by German Plans and non-German Plans (principally comprised of plans in the U.S.):

(in millions of €)	2002 German Plans	2002 Non-German Plans	2001 German Plans	2001 Non-German Plans
Change in projected benefit obligations:				
Projected benefit obligations at beginning of year	10,483	24,139	9,579	21,878
Foreign currency exchange rate changes	–	(3,829)	–	1,026
Service cost	226	384	198	404
Interest cost	629	1,622	612	1,696
Plan amendments	(1)	16	1	109
Actuarial losses	45	1,199	613	563
Dispositions	–	–	(179)	(765)
Acquisitions and other	63	37	140	25
Settlement/ curtailment loss	2	292	2	964
Benefits paid	(506)	(1,852)	(483)	(1,761)
Projected benefit obligations at end of year	10,941	22,008	10,483	24,139
Change in plan assets:				
Fair value of plan assets at beginning of year	7,503	24,125	7,908	25,962
Foreign currency exchange rate changes	–	(3,465)	–	1,199
Actual return (loss) on plan assets	(1,101)	(1,756)	(720)	(1,309)
Employer contributions	807	621	713	843
Plan participant contributions	–	21	–	25
Dispositions	–	–	–	(865)
Acquisitions and other	–	36	–	17
Benefits paid	(420)	(1,827)	(398)	(1,747)
Fair value of plan assets at end of year	6,789	17,755	7,503	24,125

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

(in millions of €)	At December 31, 2002 German Plans	At December 31, 2002 Non-German Plans	At December 31, 2001 German Plans	At December 31, 2001 Non-German Plans
Funded status [1]	**4,152**	**4,253**	2,980	14
Unrecognized actuarial net losses	**(3,837)**	**(8,762)**	(2,168)	(4,112)
Unrecognized prior service cost	**(6)**	**(2,507)**	(5)	(3,261)
Unrecognized net obligation at date of initial application	**–**	**(11)**	–	(24)
Net liability (asset) recognized	**309**	**(7,027)**	807	(7,383)
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid pension cost	**–**	**(243)**	–	(7,584)
Accrued pension liability	**3,484**	**3,909**	2,164	448
Intangible assets	**–**	**(2,453)**	–	(137)
Accumulated other comprehensive income	**(3,175)**	**(8,240)**	(1,357)	(110)
Net liability (asset) recognized	**309**	**(7,027)**	807	(7,383)

1 Difference between the projected benefit obligations and the fair value of plan assets.

The measurement dates for the Group's pension plans are principally December 31. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated. The weighted-average assumptions used in calculating the actuarial values for the principal pension plans were as follows (in %):

	German Plans 2002	German Plans 2001	German Plans 2000	Non-German Plans 2002	Non-German Plans 2001	Non-German Plans 2000
Weighted-average assumptions:						
Discount rate	**5.8**	6.0	6.5	**6.7**	7.4	7.7
Expected return on plan assets (at the beginning of the year)	**7.9**	7.9	7.9	**10.1**	10.1	10.2
Rate of long-term compensation increase	**3.0**	3.0	3.0	**5.4**	5.4	5.5

The expected return on plan assets for 2003 is 7.5% for German plans and 8.5% for non-German plans (primarily U.S. plans).

The components of net pension cost were as follows for the years ended December 31, 2002, 2001 and 2000:

(in millions of €)	2002 German Plans	2002 Non-German Plans	2001 German Plans	2001 Non-German Plans	2000 German Plans	2000 Non-German Plans
Service cost	226	384	198	404	242	433
Interest cost	629	1,622	612	1,696	696	1,570
Expected return on plan assets	(595)	(2,692)	(649)	(2,750)	(625)	(2,487)
Amortization of:						
Unrecognized net actuarial (gains) losses	74	3	–	(11)	3	(18)
Unrecognized prior service cost	–	291	–	356	1	371
Unrecognized net obligation	–	1	–	148	–	146
Other	–	–	–	–	1	(6)
Net periodic pension cost (benefit)	334	(391)	161	(157)	318	9
Settlement/curtailment loss	1	208	1	625	–	–
Net pension cost	335	(183)	162	468	318	9

The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were €31,206 million and €23,882 million, respectively, as of December 31, 2002, €10,224 million and €7,934 million, respectively, as of December 31, 2001 and €1,697 million and €343 million, respectively, as of December 31, 2000.

Other Postretirement Benefits

Certain DaimlerChrysler operations in the U.S. and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified periodically.

At December 31, 2002, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities.

The following information is presented with respect to the Group's postretirement benefit plans:

(in millions of €)	At December 31, 2002	2001
Change in accumulated postretirement benefit obligations:		
Accumulated postretirement benefit obligations at beginning of year	15,095	12,857
Foreign currency exchange rate changes	(2,454)	652
Service cost	262	257
Interest cost	1,062	1,033
Plan amendments	(90)	(18)
Actuarial losses	2,863	941
Settlement/curtailment loss	59	186
Acquisitions and other	7	(13)
Benefits paid	(871)	(800)
Accumulated postretirement benefit obligations at end of year	15,933	15,095
Change in plan assets:		
Fair value of plan assets at beginning of year	2,982	2,995
Foreign currency exchange rate changes	(447)	167
Actual losses on plan assets	(294)	(181)
Employee and employer contributions	1	9
Benefits paid	(10)	(8)
Fair value of plan assets at end of year	2,232	2,982

A reconciliation of the funded status to the liability recognized for accrued postretirement health and life insurance benefits in pension plans and similar obligations is as follows:

(in millions of €)	At December 31, 2002	2001
Funded status [1]	**13,701**	12,113
Unrecognized actuarial net losses	**(4,979)**	(1,828)
Unrecognized prior service cost	**(555)**	(843)
Net liabilitiy recognized	**8,167**	9,442

1 Difference between the accumulated postretirement obligations and the fair value of plan assets.

Assumed discount rates and rates of increase in remuneration used in calculating the accumulated postretirement benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated. The weighted-average assumptions used in calculating the actuarial values for the postretirement benefit plans were as follows (in %):

	2002	2001	2000
Weighted-average assumptions at December 31:			
Discount rate	**6.8**	7.4	7.7
Expected return on plan assets (at the beginning of the year)	**10.5**	10.5	10.4
Health care inflation rate in following (or "base") year	**10.0**	6.9	7.5
Ultimate health care inflation rate (2008)	**5.0**	5.0	5.0

The expected return on plan assets for 2003 is 8.5%. The components of net postretirement benefit cost were as follows for the years ended December 31, 2002, 2001 and 2000:

(in millions of €)	2002	2001	2000
Service cost	**262**	257	208
Interest cost	**1,062**	1,033	873
Expected return on plan assets	**(345)**	(346)	(308)
Amortization of:			
Unrecognized net actuarial (gains) losses	**38**	(7)	5
Unrecognized prior service cost	**76**	82	54
Other	**-**	–	(2)
Net periodic postretirement benefit cost	**1,093**	1,019	830
Settlement/curtailment loss	**26**	154	-
Net postretirement benefit cost	**1,119**	1,173	830

The following schedule presents the effects of a one-percentage-point change in assumed health care cost trend rates:

(in millions of €)	1%-increase	1%-decrease
Effect on total of service and interest cost components	178	(144)
Effect on accumulated postretirement benefit obligations	1,811	(1,525)

Prepaid Employee Benefits

In 1996 DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2002 and 2001, the VEBA had a balance of €2,833 million and €3,648 million, respectively, of which €2,140 million and €2,848 million, respectively, were designated and restricted for the payment of postretirement health care benefits. No contributions to the VEBA trust were made in 2002, 2001 and 2000.

b) Other Accrued Liabilities

Other accrued liabilities consisted of the following:

(in millions of €)	At December 31, 2002	2001
Accrued warranty costs and price risks	9,120	9,213
Accrued losses on uncompleted contracts	507	549
Restructuring	758	1,190
Accrued personnel and social costs	2,286	2,386
Accrued sales incentives	4,813	4,395
Other	6,698	9,421
	24,182	27,154

Accruals for restructuring comprise certain employee termination benefits and costs which are directly associated with plans to exit specified activities. The changes in these provisions are summarized as follows:

(in millions of €)	Termination benefit	Exit cost	Total liabilities
Balance at January 1, 2000	407	188	595
Utilizations and transfers	(229)	(56)	(285)
Reductions	(43)	(34)	(77)
Additions	16	11	27
Balance at December 31, 2000	151	109	260
Utilizations and transfers	(947)	(275)	(1,222)
Reductions	(135)	(144)	(279)
Additions	1,504	927	2,431
Balance at December 31, 2001	573	617	1,190
Utilizations and transfers	(461)	(358)	(819)
Reductions	(57)	(39)	(96)
Additions	323	160	483
Balance at December 31, 2002	378	380	758

In connection with the Group's restructuring, provisions were recorded for termination benefits of €323 million (2001: €1,504 million; 2000: €16 million), in 2002 principally within Chrysler Group (see Note 7) and Commercial Vehicles, in 2001 principally within Chrysler Group (see Note 7) and Freightliner (see Note 5) and in 2000 principally within Mercedes Car Group and Commercial Vehicles. In connection with these restructuring efforts, the Group effected workforce reductions of approximately 11,500 employees (2001: 17,700; 2000: 2,600) and paid termination benefits of €431 million (2001: €269 million; 2000: €135 million), of which €359 million (2001: €227 million; 2000: €120 million) were charged against previously established liabilities. At December 31, 2002, the Group had liabilities for estimated future terminations for approximately 7,100 employees.

In 2002, exit costs primarily result from restructuring within Chrysler Group. Exit costs in 2001 primarily due to the restructuring within Chrysler Group and Freightliner. In 2000 exit costs primarily result from the restructuring of industrial businesses.

The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term (see Note 31). In addition, the accrued liability for product warranties covers expected costs for policy coverage, recall campaigns and buyback commitments. The changes in provisions for those product warranties are summarized as follows:

(in millions of €)	
Balance at January 1, 2002	9,059
Currency change	(1,057)
Utilizations and transfers	(4,384)
Changes from product warranties issued in 2002	5,423
Changes from prior period product warranties issued	(27)
Balance at December 31, 2002	9,014

26. Financial Liabilities

(in millions of €)	Maturities	At December 31, 2002	2001
Notes/Bonds		12,971	17,726
Commercial paper		9,494	7,480
Liabilities to financial institutions		5,593	7,183
Liabilities to affiliated companies		339	361
Deposits from direct banking business		768	-
Loans, other financial liabilities		29	86
Liabilities from capital lease and residual value guarantees		1,134	1,106
Short-term financial liabilities (due within one year)		30,328	33,942
Notes/Bonds of which due in more than five years: €11,492 (2001: €10,712)	2004-2097	38,887	47,632
Liabilities to financial institutions of which due in more than five years: €1,911 (2001: €2,702)	2004-2020	8,465	8,194
Liabilities to affiliated companies of which due in more than five years: €- (2001: €-)		62	71
Loans, other financial liabilities of which due in more than five years: €28 (2001: €66)		193	82
Liabilities from capital lease and residual value guarantees of which due in more than five years: €249 (2001: €209)		1,177	987
Long-term financial liabilities		48,784	56,966
		79,112	90,908

Weighted average interest rates for notes/bonds, commercial paper and liabilities to financial institutions are 6.3%, 2.6% and 5.3%, respectively, at December 31, 2002.

Commercial paper is denominated in euros and U.S. dollars and includes accrued interest. Bonds and liabilities to financial institutions are largely secured by mortgage conveyance, liens and assignment of receivables of approximately €1,754 million (2001: €1,804 million).

Aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows:

(in millions of €)	2003	2004	2005	2006	2007	thereafter
Financial liabilities	30,204	12,285	9,643	9,058	3,259	13,016

At December 31, 2002, the Group had unused short-term credit lines of €11,026 million (2001: €5,796 million) and unused long-term credit lines of €10,597 million (2001: €20,322 million). The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG and several subsidiaries to borrow up to $5 billion until 2006, a U.S. dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $6 billion available until 2004, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to $7 billion until 2003. A part of the $18 billion facility serves as a back-up for commercial paper drawings.

27. Trade Liabilities

(in millions of €)	At December 31, 2002 Total	Due after one year	Due after five years	At December 31, 2001 Total	Due after one year	Due after five years
Trade liabilities	12,342	1	1	14,157	12	1

28. Other Liabilities

(in millions of €)	At December 31, 2002 Total	Due after one year	Due after five years	At December 31, 2001 Total	Due after one year	Due after five years
Liabilities to affiliated companies	338	–	–	416	–	–
Liabilities to ralated companies	161	3	–	293	–	–
Other liabilities	8,344	708	151	9,553	828	232
	8,843	711	151	10,262	828	232

As of December 31, 2002, other liabilities include tax liabilities of €827 million (2001: €620 million) and social benefits due of €782 million (2001: €877 million).

29. Deferred Income

As of December 31, 2002, €1,989 million of the total deferred income is to be recognized after more than one year (2001: €1,911 million).

Other Notes

30. Litigation and Claims

Three lawsuits have recently been brought against DaimlerChrysler AG or some of its affiliates raising claims arising out of the practice of apartheid in South Africa before 1994. In particular, on September 27, 2002, a putative class action covering claims arising between 1952 and 1994, captioned Digwamaje v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York naming 84 U.S., European and Japanese companies, including DaimlerChrysler AG, as defendants. On November 11, 2002, 91 individuals filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 U.S., European and Japanese corporate defendants, including DaimlerChrysler AG and Daimler-Benz Industrie. This lawsuit covers the period from 1960 to 1993. On November 19, 2002, another putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan naming as defendants four U.S. and European companies, including DaimlerChrysler Corporation, and asserting claims arising from 1948 to 1993. All three lawsuits allege, in essence, that the corporate defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during that period, and benefitted financially from such cooperation. The plaintiffs assert various claims, including conspiracy, aiding and abetting the apartheid regime, violations of the Racketeering Influence and Corrupt Organizations Act, violations of international law and the Alien Tort Claims Act, unjust enrichment and unfair and discriminatory labor practices. The plaintiffs seek compensatory and punitive damages, disgorgement of purported illicit profits, an accounting, restitution of the value of defendants' purported unjust enrichment, and other forms of relief, including in the Digwamaje case the establishment of a "historic commission." Plaintiffs in the Digwamaje case purport to seek compensatory damages in excess of $200 billion and punitive damages in excess of $200 billion. The complaints in the other two lawsuits do not specify damages. DaimlerChrysler intends to defend against these claims vigorously.

Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these lawsuits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 19,000 at the end of January 2003. In the majority of these cases, the plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in DaimlerChrysler vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. In 2001, DaimlerChrysler and other automobile manufacturers asked the federal bankruptcy court in Delaware overseeing the bankruptcy proceedings of an automotive supplier, Federal-Mogul Corporation, to consolidate all of the asbestos brake cases pending in state courts throughout the U.S. with the asbestos brake litigation involving Federal Mogul supervised by the bankruptcy court. DaimlerChrysler believed that consolidation would reduce the cost and complexity of defending these individual cases. In 2002, the bankruptcy court decided that it did not have the authority to consolidate these cases, and the U.S. Court of Appeals upheld that decision. The U.S. Supreme Court in January 2003 denied DaimlerChrysler's request and that of other manufacturers to review the decision. The Group believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in DaimlerChrysler vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although DaimlerChrysler's expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the Group could incur significant costs in the future in resolving these lawsuits.

In the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management (Messrs. Kopper, Schrempp and Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making similar claims to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit are pending. The plaintiffs, current or former DaimlerChrysler shareholders, allege that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. In essence, the complaints allege that by describing the transaction as a "merger of equals" in the proxy statement/prospectus and other statements preceding the special meeting of Chrysler stockholders called to vote on the business combination agreement, the defendants misrepresented that DaimlerChrysler would operate as two equal companies, while they always intended to relegate Chrysler to division status and to replace Chrysler's management with executives from Daimler-Benz. The complaints generally seek (a) actual damages, including an acquisition premium, (b) "recissory" damages representing the difference between the value of the Chrysler common stock exchanged and the present value of the DaimlerChrysler Ordinary Shares, (c) compensatory and, in the individual actions, punitive damages, (d) an order unwinding the transaction, (e) pre- and post-judgment interest, and (f) such other relief as may be just and proper. In April 2001, all of the pending class action complaints were consolidated into a single consolidated class action complaint that included two claims not previously alleged in any of the complaints. The new claims alleged that DaimlerChrysler had violated U.S. securities laws by making false and misleading statements in 1999 and 2000 regarding its prospects for the year 2000. On May 9, 2001, DaimlerChrysler filed motions to dismiss all three complaints. In March 2002, the Court granted the motion as to the consolidated class action complaint, denied the motion as to the Tracinda Corporation complaint except for the civil conspiracy claim in that complaint, and denied the motion as to the other complaint filed by Glickenhaus & Co., et al. The Court subsequently allowed the class action plaintiffs to amend their complaint, which is now pending. These cases have been consolidated for purposes of discovery and are captioned In re: DaimlerChrysler AG Securities Litigation. The parties substantially completed discovery in January 2003. In February 2003, DaimlerChrysler filed motions seeking summary judgment on all claims in the cases. The Group is presently scheduled for trial of all the consolidated actions in the second quarter of 2003. DaimlerChrysler believes the complaints in this litigation are without merit and plans to continue defending against them vigorously.

In September 2000, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD 195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement. The claim includes allegations that ERF's accounts and financial statements were misstated and seeks to recover damages in excess of GBP 300 million. Freightliner Ltd. intends to defend itself vigorously against such claims.

A purported class action lawsuit was filed in 2002 in the United States District Court for the District of New Jersey against DaimlerChrysler's subsidiary Mercedes-Benz USA, LLC ("MBUSA"), and against MBUSA's wholly-owned subsidiary Mercedes-Benz Manhattan, Inc ("MBM"). The lawsuit alleges that MBUSA and MBM participated in a price fixing conspiracy among Mercedes-Benz dealers. A motion for class certification is pending. MBUSA and MBM intend to defend themselves vigorously. In addition, the Antitrust Division of the U.S. Department of Justice, New York Regional Office, advised MBUSA and MBM that it is conducting a criminal investigation in connection with the allegations made in the lawsuit. MBUSA and MBM have been served with grand jury subpoenas in connection with this investigation.

Various other claims and legal proceedings have been asserted or instituted against the Group, including product liability and other lawsuits, some of which purport to be class actions. In the event of adverse decisions in these proceedings, DaimlerChrysler could be required to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Group believes that any resulting adjustment should not materially affect its consolidated financial position.

See Note 4 for a description of claims raised by Bombardier.

31. Commitments and Contingencies

Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

(in millions of €)	Maximum potential future obligation 2002	2001	At December 31, Amount recognized as a liability 2002	2001
Guarantees for third party liabilities	**2,119**	2,839	**370**	317
Guarantees under buy-back commitments	**3,232**	3,280	**609**	673
Performance guarantees and environmental risks	**581**	608	**370**	200
Other	**830**	616	**246**	231
	6,762	7,343	**1,595**	1,421

Guarantees for third party liabilities principally represent guarantees of indebtedness of non-consolidated affiliated companies and third parties and commitments by Group companies as to contractual performance by joint venture companies and certain non-incorporated companies, partnerships, and project groups. The term under these arrangements generally cover the range of the related indebtedness of the non-consolidated affiliated companies and third parties or the contractual performance period of joint venture companies, non-incorporated companies, partnerships, and project groups. The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties of certain obligations of its consolidated subsidiaries. At December 31, 2002, these guarantees amounted to €51.7 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

Guarantees under buy-back commitments principally represent arrangements whereby the Group guarantees specified trade-in values for assets or products sold to non-consolidated affiliated companies and third parties. Such guarantees provide the holder with the right to return purchased assets or products back to the Group in connection with a future purchase of products or services. The table above excludes residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties.

Performance guarantees principally represent pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. Performance guarantees typically provide the purchaser of goods or services with the right to be reimbursed for losses incurred or other penalties if the third party or the consortium fails to perform. Amounts accrued under performance guarantees reflect estimates of probable losses resulting from a third party's failure to perform under obligating agreements.

DaimlerChrysler Services, Deutsche Telekom, and Compagnie Financiere et Industrielle des Autoroutes S.A. ("Cofiroute"), (individually, the "partners;" collectively, the "consortium"), entered into an agreement with the Federal Republic of Germany ("FRG") to develop and operate a toll collection system for the use of German roadways by commercial vehicles over 12 tons (gross vehicle weight). DaimlerChrysler Services and Deutsche Telekom each represent 45% of the consortium and Cofiroute represents the remaining 10%.

Pursuant to the agreement, the partners have guaranteed the successful completion of the toll system, in phases with applicable late penalties, with ultimate completion scheduled for August 2003. The partners have also guaranteed the successful operation of the toll system. In the event the toll system is not developed on schedule or does not operate effectively upon completion, the consortium will be obligated to pay penalties which cannot be presently estimated. These guarantees have not been included in the table above since they relate, in part, to the Group's own future performance.

The Group is subject to potential liability under certain government regulations and various claims and legal actions that are pending or may be asserted against DaimlerChrysler concerning environmental matters. The maximum potential future obligation related to certain environmental guarantees cannot be estimated due to numerous uncertainties including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Group may have remediation responsibility and the apportionment and collectibility of remediation costs when other parties are involved.

When circumstances indicate that payment is probable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet with an offsetting amount recorded as an expense.

The Group periodically initiates voluntary service actions and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles it sells. The Group records a liability for product warranty, including the estimated cost of these service and recall actions, when the related sale is recognized based on historical experience as to product failures as well as current information on repair costs. The Group also enters into extended product warranty arrangements in consideration for a separate arrangement fee. The consideration received in extended product warranty arrangements is deferred and amortized to revenue over the term of the extended warranty period. Costs related to extended product warranty services contracts are expensed as incurred. The ultimate costs associated with product warranty arrangements cannot be estimated due to numerous uncertainties including the enactment of new laws and regulations, the number of vehicles affected by service or recall actions, and the nature of the corrective action which may result in adjustments to the established liabilities (see Note 25b). In accordance with FIN 45, the obligations associated with product warranties are not reflected in the above table.

In addition to the above guarantees and warranties, in connection with certain production programs, the Group has committed to purchase various levels of outsourced manufactured parts and components over extended periods at market prices. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these guarantees represent commitments to purchase plant or equipment at market prices in the future. As of December 31, 2002, commitments to purchase outsourced manufactured parts and components or to invest in plant and equipment are approximately € 3.7 billion. These amounts are not reflected in the above table.

The Group also enters into noncancellable operating leases for facilities, plant and equipment. Total rentals under operating leases charged to expense in 2002 in the statement of income (loss) amounted to €737 million (2001: €819 million; 2000: €881 million). Future minimum lease payments under noncancellable lease agreements which have initial or remaining terms in excess of one year at December 31, 2002 are as follows:

(in millions of €)	Operating leases
2003	581
2004	348
2005	275
2006	214
2007	191
thereafter	1,074

32. Information About Financial Instruments and Derivatives

a) Use of Financial Instruments

The Group conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchange rates. The Group uses bonds, medium-term-notes, commercial paper and bank loans in various currencies. As a consequence of using these types of financial instruments, the Group is exposed to risks from changes in interest and foreign currency exchange rates. DaimlerChrysler holds financial instruments, such as financial investments, variable- and fixed-interest bearing securities and to a minor extent equity securities that subject the Group to risks from changes in interest rates and market prices. DaimlerChrysler manages the various types of market risks by using derivative financial instruments. Without these instruments the Group's market risks would be higher. DaimlerChrysler does not use derivative financial instruments for purposes other than risk management.

Based on regulations issued by regulatory authorities for financial institutions, the Group has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling.

Market risks are quantified according to the "value-at-risk" method which is commonly used among banks. Using historical variability of market data, potential changes in value resulting from changes of market prices are calculated on the basis of statistical methods.

b) Fair Value of Financial Instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein are only an indication of the amounts that the Group could realize under current market conditions.

The carrying amounts and fair values of the Group's financial instruments are as follows:

(in millions of €)	At December 31, 2002 Carrying amount	Fair value	At December 31, 2001 Carrying amount	Fair value
Financial instruments (other than derivative instruments):				
Assets:				
Financial assets	1,870	1,870	1,209	1,209
Recaivables from financial service	52,088	52,622	49,512	49,678
Securities	3,293	3,293	3,077	3,077
Cash and cash equivalents	9,130	9,130	11,428	11,428
Other receivables	5	5	20	20
Liabilities:				
Financial liabilities	79,112	83,861	90,908	94,513
Derivative instruments:				
Assets:				
Currency contracts	1,759	1,759	477	477
Interest rate contracts	3,776	3,776	1,011	1,011
Equity contracts	–	–	4	4
Liabilities:				
Currency contracts	105	105	806	806
Interest rate contracts	302	302	1,434	1,434
Equity contracts	–	–	4	4

The methods and assumptions used to determine the fair values of financial instruments are summarized below:

Financial Assets and Securities – The fair values of securities were estimated using quoted market prices. The Group has certain equity investments in related and affiliated companies not presented in the table, as these investments are not publicly traded and determination of fair values is impracticable.

Receivables from Financial Services – The carrying amounts of variable rate finance receivables were estimated to approximate their fair values since the contract rates of those receivables approximate current market rates. The fair values of fixed rate finance receivables were estimated by discounting expected cash flows using the current interest rates at which comparable loans with identical maturity would be made as of December 31, 2002 and 2001.

The carrying amounts of *Cash and Other receivables* approximate fair values due to the short-term maturities of these instruments.

Financial Liabilities – The fair value of publicly traded debt was estimated using quoted market prices. The fair values of other long-term notes and bonds were estimated by discounting future cash flows using market interest rates over the remaining term. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

Currency Contracts – The fair values of forward foreign exchange contracts were based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premiums or discounts). Currency options were valued on the basis of quoted market prices or on estimates based on option pricing models.

Interest Rate Contracts – The fair values of existing instruments to hedge interest rate risks (e. g. interest rate swap agreements) were estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing-models.

Equity Contracts – The fair values of existing instruments to hedge equity price risk (e. g. futures or options) were determined on the basis of quoted market prices or on estimates based on option pricing models.

c) Credit Risk

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. DaimlerChrysler manages the credit risk exposure to financial institutions through diversification of counterparties and review of each counterparties' financial strength. DaimlerChrysler does not have a significant exposure to any individual counterparty, based on the rating of the counterparties performed by established rating agencies. DaimlerChrysler Services has established detailed guidelines for the risk management process related to the exposure to financial services customers. Additional information with respect to receivables from financial services and allowance for doubtful accounts is included in Note 18.

d) Accounting for and Reporting of Financial Instruments (Other than Derivative Instruments)

The income or expense of the Group's financial instruments (other than derivative instruments), with the exception of receivables from financial services and financial liabilities related to leasing and sales financing activities, is recognized in financial income, net. Interest income on receivables from financial services and gains and losses from sales of receivables are recognized as revenues. Interest expense on financial liabilities related to leasing and sales financing activities are recognized as cost of sales. The carrying amounts of the financial instruments (other than derivative instruments) are included in the consolidated balance sheets under their related captions.

e) Accounting for and Reporting of Derivative Instruments and Hedging Activities

Foreign Currency Risk Management

As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the U.S. dollar, the euro and other world currencies. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. This risk exposure primarily affects the Mercedes Car Group segment. The Mercedes Car Group segment generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros. The Commercial Vehicles segment is subject to transaction risk, to a lesser extent, because of its global production network. At Chrysler Group revenues and costs are principally generated in U.S. dollars, resulting in a relatively low transaction risk for this segment. The Other Activities segment is exposed to transaction risk resulting primarily from the U.S. dollar exposure of the aircraft engine business, which DaimlerChrysler conducts through MTU Aero Engines.

In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee, which consists of two separate subgroups, one for the Group's vehicle businesses and one for MTU Aero Engines, is comprised of members of senior management from each of the respective businesses as well as from Corporate Treasury and Risk Controlling. Corporate Treasury implements decisions concerning foreign currency hedging taken by the Currency Committee. Risk Controlling regularly informs the Board of Management of the actions of Corporate Treasury based on the decisions of the Currency Committee.

Interest Rate and Equity Price Risk Management

DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. In addition a substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business which is operated by DaimlerChrysler Services. In particular, the Group's leasing and sales financing business enters into transactions with customers, primarily resulting in fixed rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates. DaimlerChrysler coordinates funding activities of the industrial business and financial services on the Group level. The Group uses interest rate derivative instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

The Group assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The Group maintains risk management control systems independent of Corporate Treasury to monitor interest rate risk attributable to DaimlerChrysler's outstanding interest rate exposures as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

DaimlerChrysler also holds, to a minor extent, investments in equity securities as part of its strategy to manage excess liquidity. The risk inherent in these securities is hedged through the use of equity derivatives.

The Group assesses equity price risk by continually monitoring changes in key economic, industry and market information and maintains risk management control systems independent of Corporate Treasury to monitor risks attributable to both DaimlerChrysler's investments as well as its offsetting hedge positions. The risk control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the potential loss and support the risk management of the Group's investments.

Information with Respect to Fair Value Hedges
Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues or cost of sales, as the transactions being hedged involve sales or production of the Group's products. Net gains and losses in fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are recognized currently in financial income, net.

For the year ended December 31, 2002, net gains of €34 million (2001: net losses of €17 million) were recognized in operating and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and the amount of hedging ineffectiveness.

Information with Respect to Cash Flow Hedges
Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into operating income, in the same period as the underlying transactions affect operating income. Changes in the fair value of derivative hedging instruments designated as hedges of variability of cash flows associated with variable-rate long-term debt are also reported in accumulated other comprehensive income. These amounts are subsequently reclassified into financial income, net, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect operating income.

For the year ended December 31, 2002, no gains or losses (2001: net losses of €12 million), representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and the amount of hedge ineffectiveness, were recognized in operating and financial income, net.

For the year ended December 31, 2002, no gains or losses (2001: gains of €1 million) had to be reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow hedges.

It is anticipated that €517 million of net gains included in accumulated other comprehensive income at December 31, 2002, will be reclassified into earnings during the next year.

As of December 31, 2002, DaimlerChrysler held derivative financial instruments with a maximum maturity of 43 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

Information with Respect to Hedges of the Net Investment in a Foreign Operation
In specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments, where the functional currency is other than the euro, through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2002, net gains of €127 million (2001: net gains of €53 million) hedging the Group's net investments in certain foreign operations were included in the cumulative translation adjustment without affecting DaimlerChrysler's net income (loss).

33. Retained Interests in Sold Receivables and Sales of Finance Receivables

The fair value of retained interests in sold receivables was as follows:

(in millions of €)	At December 31, 2002	2001
Fair value of estimated residual cash flows, net of prepayments, from sold receivables, before expected future net credit losses	**4,119**	5,311
Expected future net credit losses on sold receivables	**(644)**	(787)
Fair value of net residual cash flows from sold receivables	**3,475**	4,524
Restricted cash accounts	**2**	2
Retained subordinated securities	**764**	956
Retained interests in sold receivables, at fair value	**4,241**	5,482

In 2002, the Group recorded an impairment charge of €98 million on the retained interest in sold receivables resulting from a decline in the expected pool by pool cash flows. This decrease in cash flows was primarily the result of an increase in the estimate of future credit losses.

At December 31, 2002, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

(in millions of €)	Assumption percentage	Impact on fair value based on adverse 10% change	20% change
Prepayment speed, monthly	1.5%	(11)	(16)
Estimated remaining net credit losses as a percentage of receivables sold	1.3%	(61)	(122)
Residual cash flow discount rate, annualized	12.0%	(33)	(66)

The effect of a 10% and 20% adverse change in the discount rate used to compute the fair value of the retained subordinated securities would be a decrease of €18 million and €34 million, respectively. Similar changes to the monthly prepayment speed and the estimated remaining net credit losses as a percentage of receivables sold for the retained subordinated securities would have no adverse effect on the fair value of the retained subordinated securities.

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

Actual and projected credit losses for receivables securitized were as follows:

Actual and projected credit losses Percentages as of:	Receivables securitized in 1999	2000	2001	2002
December 31, 2002	2.6%	2.3%	2.4%	2.6%
December 31, 2001	2.2%	1.7%	2.4%	
December 31, 2000	1.1%	1.2%		
December 31, 1999	1.0%			

Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2002.

Certain cash flows received and paid to securitization trusts were as follows:

(in millions of €)	2002	2001
Proceeds from new securitizations	10,705	18,219
Proceeds from collections reinvested in previous wholesale securitizations	49,888	56,040
Amounts reinvested in previous wholesale securitizations	(49,965)	(56,040)
Servicing fees received	304	353
Receipt of cash flow on retained interest in securitized receivables	553	580

The outstanding balance, delinquencies and net credit losses of sold receivables and other receivables, of those financial services businesses that sell receivables, as of and for the years ended December 31, 2002 and 2001, respectively, were as follows:

(in millions of €)	Outstanding balance at 2002	2001	Delinquencies > 60 days at 2002	2001	Net credit losses for the year ended 2002	2001
Retail receivables	48,476	58,224	506	584	652	691
Wholesale receivables	16,754	17,448	–	24	19	18
Total receivables managed	65,230	75,672	506	608	671	709
Less: receivables sold	(30,103)	(42,312)	(160)	(182)	(342)	(310)
Receivables held in portfolio	35,127	33,360	346	426	329	399

During the year ended December 31, 2002, DaimlerChrysler sold €8,653 million (2001: €19,290 million) and €49,592 million (2001: €57,372 million) of retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of €162 million (2001: €414 million) and €201 million (2001: €182 million) on sales of retail and wholesale receivables, respectively.

Significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables were as follows (weighted average rates for securitizations completed during the year) at December 31, 2002 and 2001:

(in millions of €)	Retail 2002	Retail 2001	Wholesale 2002	Wholesale 2001
Prepayment speed assumption (monthly rate)	1.0-1.5%	1.0-1.5%	1	1
Estimated lifetime net credit losses (an average percentage of sold receivables)	2.6%	2.4%	0.0%	0.0%
Residual cash flows discount rate (annual rate)	12.0%	12.0%	12.0%	10.0%

1 For the calculation of wholesale gains, the Group estimated the average wholesale loan liquidated in 210 days.

In 2002, the Group's financial services business in North America developed an asset-backed commercial paper program to be used as part of its securitization activities. To support the asset-backed commercial paper program, several banks have provided contractually committed liquidity facilities aggregating $3 billion. As of December 31, 2002, no receivables have been sold into this program and none of the liquidity facilities have been utilized.

34. Segment Reporting

In 2002, the Board of Management decided to rename the Mercedes-Benz Passenger Cars & smart segment to Mercedes Car Group, effective as of January 1, 2003. The decision to rename the segment was made to reflect the recently enhanced brand portfolio and did not impact the composition of this reportable segment. Information with respect to the Group's reportable segments follows:

Mercedes Car Group. This segment includes activities related mainly to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach as well as related parts and accessories.

Chrysler Group. This segment includes the development, design, manufacture, assembly and sale of cars and trucks under the brand names Chrysler, Jeep® and Dodge and related automotive parts and accessories.

Commercial Vehicles. This segment is involved in the development, design, manufacture, assembly and sale of vans, trucks, buses and Unimogs as well as related parts and accessories. The products are sold mainly under the brand names Mercedes-Benz and Freightliner.

Services. The activities in this segment extend to the marketing of services related to financial services (principally retail and lease financing for vehicles and dealer financing), insurance brokerage, trading and information technology. In October 2000, the information technology activities were contributed into a joint venture. The Group's 49.9% interest in T-Systems ITS is included at equity subsequent to that date. In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS. The sale was consummated in March 2002 with the termination of the joint venture.

Other Activities. These activities principally represents the business MTU Aero Engines and the Group's equity method investments in MMC, EADS and Automotive Electronics. Other Activities also contains corporate research, real estate activities and holding and financing companies. In April 2001, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG. The Group's 40% interest in the Automotive Electronics activities (Conti Temic microelectronic) is included at equity from that date. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in Conti Temic microelectronic.

The Group's management reporting and controlling systems use accounting policies that are substantially the same as those described in Note 1 in the summary of significant accounting policies (U.S. GAAP). The Group measures the performance of its operating segments through "Operating Profit." Segment Operating Profit is defined as income (loss) before financial income included in the consolidated statement of income (loss), modified to exclude pension and postretirement benefit expenses other than service costs, to include pretax operating profit (loss) from affiliated and associated companies, to include financial income (loss) from related operating companies, to include gains (losses) from the sale of operating businesses, and to include or exclude certain miscellaneous items.

Intersegment sales and revenues are generally recorded at values that approximate third-party selling prices.

Revenues are allocated to countries based on the location of the customer; long-lived assets are disclosed according to the physical location of these assets.

Capital expenditures represent the purchase of property, plant and equipment.

Segment information as of and for the years ended December 31, 2002, 2001 and 2000 follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Eliminations	Consolidated
2002							
Revenues	46,796	59,716	26,905	13,765	2,401	–	149,583
Intersegment sales	3,374	465	1,496	1,934	322	(7,591)	–
Total revenues	50,170	60,181	28,401	15,699	2,723	(7,591)	149,583
Operating Profit (Loss)	3,020	609	(343)	3,060	903	(395)	6,854
Identifiable segment assets	22,103	52,807	15,269	87,833	33,970	(24,655)	187,327
Capital expenditures	2,495	3,155	1,263	95	137	–	7,145
Depreciation and amortization	1,652	4,276	1,210	6,804	157	(255)	13,844
2001							
Revenues	44,002	62,676	27,084	14,975	4,136	–	152,873
Intersegment sales	3,703	807	1,488	1,876	371	(8,245)	–
Total revenues	47,705	63,483	28,572	16,851	4,507	(8,245)	152,873
Operating Profit (Loss)	2,951	(5,281)	(514)	612	1,181	(267)	(1,318)
Identifiable segment assets	20,558	63,325	16,232	100,570	31,200	(24,475)	207,410
Capital expenditures	2,061	5,083	1,484	112	168	(12)	8,896
Depreciation and amortization	1,853	5,364	922	7,071	197	(217)	15,190
2000							
Revenues	40,822	67,405	28,521	15,322	10,314	–	162,384
Intersegment sales	2,878	967	1,283	2,204	301	(7,633)	–
Total revenues	43,700	68,372	29,804	17,526	10,615	(7,633)	162,384
Operating Profit (Loss)	2,145	501	1,212	2,457	3,590	(153)	9,752
Identifiable segment assets	19,355	53,660	15,879	94,369	34,298	(18,287)	199,274
Capital expenditures	2,096	6,339	1,128	282	547	–	10,392
Depreciation and amortization	2,038	3,878	847	6,603	425	(204)	13,587

Capital expenditures for equipment on operating leases for 2002, 2001 and 2000 for the Services segment amounted to €12,862 million, €14,334 million and €15,551 million, respectively.

The Operating Profit of the Mercedes Car Group segment for the year ended December 31, 2000, includes €470 million of non-cash charges related to the adoption of the European Union's directive regarding end-of-life vehicles and related to fixed cost reimbursement agreements with MCC smart suppliers.

For the year ended December 31, 2001, Operating Loss of the Chrysler Group segment includes €1,715 million of non-cash turnaround plan charges, other than depreciation and amortization.

The Operating Loss of the Commercial Vehicles segment for the year ended December 31, 2002, includes €161 million (2001: €353 million) of non-cash turnaround plan and other charges, other than depreciation and amortization.

For the years ended December 31, 2002, 2001 and 2000, Operating Profit of the Services segment includes €10 million, €41 million and €1 million, respectively, from the equity investment in T-Systems ITS, representing the Group's percentage share of the Operating Profit of T-Systems ITS. In addition, Operating Profit of the Services segment for the year ended December 31, 2000, includes a non-cash gain of €2,315 million from the transaction involving T-Systems ITS (see Note 11). At December 31, 2001 and 2000, the identifiable assets of the Services segment includes €2,193 million and €2,152 million, respectively, of the investment in T-Systems ITS. For the year ended December 31, 2002, Operating Profit of the Services segment includes impairment charges of €537 million, which primarily relate to equipment on operating leases and receivables from financial services.

For the year ended December 31, 2002, Operating Profit of the Other Activities segment includes €778 million from EADS and MMC, the significant companies accounted for using the equity method. For the year ended December 31, 2001, Operating Profit of the Other Activities segment includes €694 million from EADS and MMC, including a €876 million gain from the formation of Airbus SAS. For the year ended December 31, 2000, Operating Profit of the Other Activities segment includes €3,259 million from EADS and MMC, including a €3,303 million gain in connection with the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for shares in EADS (see Note 11). At December 31, 2002, 2001 and 2000, the identifiable assets of the Other Activities segment include €5,714 million, €5,393 million and €5,143 million, respectively, of investments in these equity method investees.

A reconciliation to Operating Profit (Loss) follows:

(in millions of €)	2002	2001	2000
Income (loss) before financial income	3,860	(1,637)	4,320
Pension and postretirement benifit expenses other than service costs	(242)	(450)	(228)
Operating income (loss) from affiliated and associated companies, and financial income (loss) from related companies	494	516	(35)
Gains (losses) from the sale of operating businesses	2,640	292	5,832
Miscellaneous items	102	(39)	(137)
Consolidated Operating Profit (Loss)	6,854	(1,318)	9,752

Revenues from external customers presented by geographic region are as follows:

(in millions of €)	Germany	European Union[1]	United States	Other American countries	Asia	Other countries	Consolidated
2002	23,121	23,425	77,686	12,104	6,284	6,963	149,583
2001	24,340	21,300	81,132	13,585	6,208	6,308	152,873
2000	25,988	24,360	84,503	14,762	5,892	6,879	162,384

1 Excluding Germany

Germany accounts for €19,627 million of long-lived assets (2001: €20,584 million; 2000: €17,450 million), the United States for €44,758 million (2001: €58,850 million; 2000: €51,996 million) and other countries for €14,344 million (2001: €12,971 million; 2000: €19,633 million).

35. Earnings (Loss) per Share

The computation of basic and diluted earnings (loss) per share for "Income (loss) before extraordinary items and cumulative effects of changes in accounting principles" is as follows:

(in millions of € or millions of shares, except earnings (loss) per share)	Year ended December 31, 2002	2001	2000
Income (loss) before extraordinary items and cumulative effects of change in accounting principles – basic	4,877	(662)	2,465
Interest expense on convertible bonds and notes (net of tax)	12	-	18
Income (loss) before extraordinary items and cumulative effects of change in accounting principles – diluted	4,889	(662)	2,483
Weighted average number of shares outstanding – basic	1,008.3	1,033.2	1,033.2
Dilutive effect of convertible bonds and notes	5.6	-	10.7
Weighted average number of shares outstanding – diluted	1,013.9	1,033.2	1,013.9
Earning (loss) per share before extraordinary items and cumulative effects of changes in accounting principles			
Basic	4.84	(0.66)	2.46
Diluted	4.82	(0.66)	2.45

See Note 23 for shares issued upon conversion of bonds and notes in 2002.

Because the Group reported a loss before extraordinary items and cumulative effects of changes in accounting principles for the year ended December 31, 2001, the diluted loss per share does not include the antidilutive effects of convertible bonds and notes. Had the Group reported income before extraordinary items and cumulative effects of changes in accounting principles for the year ended December 31, 2001, the weighted average number of shares outstanding would have potentially been diluted by 10.7 million shares resulting from the conversion of bonds and notes.

Stock options issued in 2002, 2001 and 2000 in connection with the Stock Option Plan 2000 were not included in the computation of diluted earnings per share for all years presented, because the options' underlying exercise prices were greater than the average market prices for DaimlerChrysler Ordinary Shares on December 31, 2002, 2001 and 2000.

Income tax charges of €263 million relating to changes in German tax laws were included in the consolidated statement of income for the year ended December 31, 2000 and resulted in a reduction of basic and diluted earnings per share of €0.26 and €0.26 in 2000 (see Note 9).

36. Related Party Transactions

The Group purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of our business. These suppliers include firms in which the Group holds an ownership interest and firms that are affiliated with some members of DaimlerChrysler's Supervisory Board.

Mitsubishi Motor Manufacturing of America, a subsidiary of Mitsubishi Motors Corporation, produces the Dodge Stratus and Chrysler Sebring coupes for the Group. As discussed in Note 3, DaimlerChrylser owns a 37% equity interest in Mitsubishi Motors Corporation.

DaimlerChrysler has an agreement with McLaren Cars Ltd., a wholly owned subsidiary of TAG McLaren Holdings Ltd., for the design and production of a new high-performance sports car, the SLR, which DaimlerChrysler expects to launch by the end of 2003. The Group owns a 40% equity interest in TAG McLaren Holdings Ltd.

DaimlerChrysler increased its stake in the Formula 1 engine manufacturer Ilmor Engineering Ltd. from 25% to 55% in December 2002 and has agreed to gradually acquire the remaining shares by 2005. The company has been renamed Mercedes-Ilmor. Ilmor Engineering Ltd. and DaimlerChrysler have been responsible for the development, design and production of Mercedes-Benz Formula 1 engines since 1993, which DaimlerChrysler supplies to the West McLaren team in support of motor sport activities under the Mercedes-Benz brand.

In May 2002, DaimlerChrysler Corporation sold its Dayton thermal products facility to Behr Dayton Thermal Products LLC, a joint venture company in which Behr America, Inc. owns a majority interest and DaimlerChrysler Corporation owns a minority interest. DaimlerChrysler Corporation is required to maintain its minority interest through May 2004 and to purchase products from the joint venture company under a supply agreement entered into in connection with the sale.

The Group's subsidiaries DaimlerChrysler Coordination Center S.A. (DCCC) and DaimlerChrysler Aerospace AG (DASA) granted a series of loans to debis Air Finance B.V. (dAF). Through DaimlerChrysler's subsidiaries DaimlerChrysler Services AG and DaimlerChrysler Aerospace AG, the Group holds a 45% non-controlling interest in debis Air Finance B.V. The total book value of these loans as of December 31, 2002, was €519 million, the highest aggregate amount outstanding during 2002 was €546 million. The interest rates are partially fixed, partially based on Libor.

The Group purchases products and services from T-Systems ITS GmbH, an information technology company. As discussed in Note 4, the Group beneficially owned a 49.9% equity interest in T-Systems through a joint venture prior to March 2002 and then decided to exit the joint venture by exercising its option to sell its interest to Deutsche Telekom for €4.7 billion. The sale closed in March 2002. The Group continues to purchase products from T-Systems ITS.

As discussed in Note 4, in April, 2002, DaimlerChrysler exercised its option to sell its 40% interest in Conti Temic microelectronic GmbH to Continental. The Group continues to purchase products from Conti Temic.

The following represent transactions with shareholders:

- DaimlerChrysler incurred expenses of approximately $846,000 in 2002 for advertising and related marketing activities with a U.S. magazine. Earl G. Graves, member of DaimlerChrysler's Supervisory Board and shareholder of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.
- DB Value GmbH, a wholly owned subsidiary of Deutsche Bank AG, owns approximately 12% of DaimlerChrysler's outstanding shares. Deutsche Bank AG and its subsidiaries provided the Group with various financial and other services for which they were paid reasonable and customary fees. Hilmar Kopper, the Chairman of DaimlerChrysler's Supervisory Board and shareholder of DaimlerChrysler AG, was also Chairman of the Supervisory Board of Deutsche Bank AG until May 22, 2002.

37. Compensation and share ownership of the members of the Board of Management and the Supervisory Board and further additional information concerning German Corporate Governance Code

Remuneration – The total remuneration paid by Group companies to the members of the Board of Management of DaimlerChrysler AG are calculated from the amount of compensation paid in cash and from the non-cash benefits in kind. The total remuneration in 2002 for the members of the Board of Management of DaimlerChrysler AG amount to €50.8 million, of which €13.4 million is fixed and €37.4 million is short-term and mid-term incentive remuneration components. In 2002, no compensation resulted from long-term incentive remuneration components.

In 2002, 3.03 million stock options from the Stock Option Plan 2000 were granted to members of the Board of Management as a long-term remuneration component. Also in 2002, 476,500 performance-based awards were granted to the members of the Board of Management based on a 3 year performance plan. For detailed information on stock based compensation programs, see Note 24.

The remuneration paid in 2002 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted €2.5 million.

Directors' Dealings – Transactions of ordinary shares, options and derivatives of DaimlerChrysler AG and Group related companies[1], exercised by members of the Board of Management as well as by their spouses and first-grade relatives since July 1, 2002, which are to be published according to Article 15a of the German Securities Trading Act, are listed below:

Name	Type of Transaction	Company	Title (Security or Right)	Nominal Amount	Date of Transaction	Number of Units	Price in €
Dr. Dieter Zetsche	Purchase	DCAG	Share	€2.60	7/3/2002	4,255	46.93
Prof. Klaus-Dieter Vöhringer	Purchase	DCAG	Share	€2.60	9/4/2002	1,000	39.50
Prof. Klaus-Dieter Vöhringer	Purchase	DCAG	Share	€2.60	9/19/2002	1,000	37.90
Prof. Klaus-Dieter Vöhringer	Purchase	DCAG	Share	€2.60	9/25/2002	2,000	34.92
Prof. Klaus-Dieter Vöhringer	Purchase	DCAG	Share	€2.60	10/9/2002	1,000	31.90

Members of the Supervisory Board as well as their spouses and first-grade relatives exercised no transactions of ordinary shares, options and derivatives of DaimlerChrysler AG and Group related companies[1] in the second half of 2002, which are to be published.

Share Ownership – As of December 31, 2002, the current members of the Board of Management and the members of the Supervisory Board as a group owned 9.6 million Ordinary Shares, options or derivatives (SAR) of DaimlerChrysler AG (0.95% of all outstanding shares).

Transactions with Related Parties – For transactions with shareholders, please see last paragraph of Note 36.

[1] at the present time: EADS and Maschinenfabrik Esslingen AG

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward-looking statements. These statements are subject to many risks and uncertainties, including:

- changes in general political, economic and business conditions, especially an economic downturn or slow economic growth in Europe or North America;
- changes in currency exchange rates and interest rates;
- introduction of competing products and lack of acceptance of our new products or services;
- increased competitive pressures which limit our ability to reduce sales incentives and raise prices;
- whether Chrysler Group, Freightliner, and Mitsubishi Motors will be able to continue to implement their turnaround plans successfully and especially whether they will be able to meet their revenue enhancement, efficiency and cost reduction initiatives;
- shortages or interruptions in the supply of fuel or production materials, or labor strikes;
- changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, and the outcome of current pending and possible future legal proceedings;
- decline in resale prices of used vehicles;
- changes in business strategy; and
- other risks and uncertainties, some of which we describe under the heading "Risk Report" on the pages 78 to 83 of this annual report.

If any of these risks and uncertainties occur, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Major Subsidiaries of the DaimlerChrysler Group

	Ownership [1] in %	Stockholders' equity [2] in millions of €	Revenues [3] in millions of €		Employment at year-end	
			2002	2001	2002	2001
Mercedes Car Group						
smart GmbH, Böblingen	100.0	76	**974**	996	**1,245**	1,037
Mercedes-Benz U.S. International, Inc., Tuscaloosa	100.0	257	**3,029**	3,155	**1,906**	1,888
DaimlerChrysler India Private Limited, Poona	100.0	56	**56**	62	**345**	347
DaimlerChrysler South Africa (Pty.) Ltd., Pretoria [4]	100.0	356	**2,048**	1,807	**3,881**	4,450
Chrysler Group						
DaimlerChrysler Motors Company LLC, Auburn Hills [4]	100.0	9,949	**60,181**	–	**96,040**	–
DaimlerChrysler Corporation, Auburn Hills	100.0	[5]	**–**	63,483	**–**	107,369
DaimlerChrysler Canada Inc., Windsor	100.0	[5]	**14,414**	15,692	**12,767** [5]	13,052 [5]
DaimlerChrysler de Mexico S.A. de C.V., Mexico City	100.0	[5]	**8,568**	9,414	**8,083** [5]	10,287 [5]
Commercial Vehicles						
EvoBus GmbH, Stuttgart [4]	100.0	297	**1,887**	1,986	**10,078**	10,969
Mercedes-Benz Lenkungen GmbH, Düsseldorf	100.0	27	**272**	261	**1,250**	1,295
Mercedes-Benz España S.A., Madrid	100.0	278	**2,895**	2,752	**5,499**	5,262
Detroit Diesel Corporation, Detroit	100.0	157	**1,856**	1,849	**5,919**	6,342
Freightliner LLC, Portland [4]	100.0	536	**8,692**	8,072	**12,340**	12,810
Mercedes-Benz Mexico S.A. de C.V., Mexico-City [4]	100.0	93	**586**	626	**960**	967
DaimlerChrysler do Brasil Ltda., São Bernardo do Campo	100.0	205	**1,323**	1,731	**9,799**	10,958
DaimlerChrysler Argentina S.A., Buenos Aires [4]	100.0	27	**176**	322	**888**	957
P.T. DaimlerChrysler Indonesia, Jakarta [4]	95.0	76	**138**	153	**1,222**	1,231
Mercedes-Benz Türk A.S., Istanbul	66.9	118	**629**	478	**3,489**	3,364
MTU Friedrichshafen GmbH, Friedrichshafen [4]	88.4	51	**1,273**	1,128	**6,688**	6,200

	Ownership [1] in %	Stockholders' equity [2] in millions of €	Revenues [3] in millions of €		Employment at year-end	
			2002	2001	2002	2001
Vehicle Sales Organization						
Mercedes-Benz USA, L.L.C., Montvale [4]	100.0	346	11,287	11,396	1,644	1,549
DaimlerChrysler France S.A.S, Le Chesnay [4]	100.0	154	3,466	3,252	2,818	2,190
DaimlerChrysler Belgium Luxembourg S.A., Brussels	100.0	61	1,108	1,160	658	655
DaimlerChrysler Nederland B.V., Utrecht [4]	100.0	60	1,162	1,193	761	679
DaimlerChrysler UK Ltd., Milton Keynes [4]	100.0	177	5,226	4,769	2,517	1,535
DaimlerChrysler Danmark AS, Copenhagen	100.0	23	292	289	388	361
DaimlerChrysler Sverige AB, Malmo	100.0	20	475	459	491	439
DaimlerChrysler Italia S.p.A., Rome [4]	100.0	170	3,370	2,934	575	537
DaimlerChrysler Schweiz AG, Zurich	100.0	59	1,009	1,128	410	419
Mercedes-Benz Hellas S.A., Athens	100.0	27	199	199	167	157
DaimlerChrysler Japan Co., Ltd., Tokyo	100.0	53	2,340	2,511	441	457
DaimlerChrysler Australia/Pacific Pty. Ltd., Mulgrave [4]	100.0	199	1,109	967	764	729
Services						
DaimlerChrysler Services AG, Berlin	100.0	989	0	0	304	314
DaimlerChrysler Bank AG, Stuttgart	100.0	546	340	342	1,622	1,483
DaimlerChrysler Services Leasing GmbH, Stuttgart	100.0	36	945	1,712	5	5
DaimlerChrysler Services North America L.L.C., Farmington Hills	100.0	6,018	8,220	11,200	4,665	4,341
Chrysler Capital Company L.L.C., Norwalk	100.0	413	110	112	22	23
DaimlerChrysler Insurance Company, Farmington Hills	100.0	130	154	121	73	97
debis Financial Services Inc., Norwalk	100.0	20	130	348	56	152
Other Activities						
MTU Aero Engines GmbH, Munich [4]	100.0	412	2,215	2,487	8,376	7,839
European Aeronautic Defence and Space Company EADS, N.V., Amsterdam [6]	33.0	11,510	19,996	20,685	103,787	102,967
Mitsubishi Motors Corporation, Tokyo [7]	37.1	2,038	13,852	14,176	61,100	66,700
Hyundai Motor Company, Seoul	10.5	8,416	10,846 [8]	18,949	49,000	50,000

1 Relating to the respective parent company.
2 Stockholders' equity taken from national financial statements; stockholders' equity converted at year-end exchange rates.
3 Converted at average annual exchange rates.
4 Preconsolidated financial statements.
5 Included in the consolidated financial statements of the parent company.
6 Details based on the consolidated financial statements of September 30, 2002 (stockholders' equity at September 30, 2002; revenues January through September 2002/2001; employees at September 30, 2002/2001).
7 Details based on the consolidated financial statements of September 30, 2002 (stockholders' equity at September 30, 2002; revenues April through September 2002/2001; employees at September 30, 2002/ 2001).
8 Revenues January through June 2002.

Members of the Supervisory Board

Hilmar Kopper
Frankfurt am Main
Chairman of the Supervisory Board of DaimlerChrysler AG
Chairman

Erich Klemm [1]
Sindelfingen
Chairman of the Corporate Works Council, DaimlerChrysler Group and DaimlerChrysler AG
Deputy Chairman

Manfred Göbels [1]
Stuttgart
Director, Services and Mobility Concept, DaimlerChrysler AG

Nate Gooden [1]
Detroit
Vice President of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)
(since June 26, 2002)

Earl G. Graves
New York
Publisher and CEO of Black Enterprise magazine

Prof. Victor Halberstadt
Amsterdam
Professor of Public Economics at Leiden University, Netherlands

Robert J. Lanigan
Toledo
Chairman Emeritus of Owens-Illinois, Inc.;
Founder Partner, Palladium Equity Partners

Helmut Lense [1]
Stuttgart
Chairman of the Labor Council, Untertürkheim Plant, DaimlerChrysler AG

Peter A. Magowan
San Francisco
President of San Francisco Giants

Gerd Rheude [1]
Wörth
Chairman of the Labor Council, Wörth Plant, DaimlerChrysler AG

Udo Richter [1]
Bremen
Chairman of the Labor Council, Bremen Plant, DaimlerChrysler AG

Wolf Jürgen Röder [1]
Frankfurt am Main
Member of the Executive Council of the German Metalworkers' Union

Dr. rer. pol. Manfred Schneider
Leverkusen
Chairman of the Supervisory Board of Bayer AG

Peter Schönfelder [1]
Augsburg
Chairman of the Labor Council, Augsburg Plant, EADS Deutschland GmbH

Stefan Schwaab [1]
Gaggenau
Vice Chairman of the Corporate Labor Council, DaimlerChrysler Group and DaimlerChrysler AG,
Vice Chairman of the Labor Council Gaggenau Plant, DaimlerChrysler AG

G. Richard Thoman
New York
Former President and Chief Executive Officer of Xerox Corporation;
Managing Partner, Corporate Perspectives

Bernhard Walter
Frankfurt am Main
Former Chairman of the Board of Management of Dresdner Bank AG

Lynton R. Wilson
Toronto
Chairman of the Board of CAE Inc.;
Chairman of the Board of Nortel Networks Corporation

Dr.-Ing. Mark Wössner
Munich
Former CEO and Chairman of the Supervisory Board of Bertelsmann AG

Bernhard Wurl [1]
Frankfurt am Main
Responsible for Labor and Codetermination Policy, German Metalworkers' Union

Committees of the Supervisory Board:

Committee pursuant to Section 27, Subsection 3 of the German Law of Industrial Codetermination
Hilmar Kopper (Chairman)
Erich Klemm
Dr. rer. pol. Manfred Schneider
Bernhard Wurl

Presidential Committee
Hilmar Kopper (Chairman)
Erich Klemm
Dr. rer. pol. Manfred Schneider
Bernhard Wurl

Audit Committee
Hilmar Kopper (Chairman)
Erich Klemm
Stefan Schwaab
Bernhard Walter

Retired from the Supervisory Board:
Stephan P. Yokich [1] †
Detroit
President of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)
(retired May 31, 2002, deceased August 16, 2002)

1 Representative of the employees

Report of the Supervisory Board

In five meetings during the 2002 financial year, the Supervisory Board dealt in detail with the business situation of DaimlerChrysler, the future strategic development of the Group and its business units, and various other issues, and also discussed these matters with the Board of Management.

The Presidential Committee met three times in 2002, primarily to deal with Board of Management issues, but also with questions of corporate governance, and to prepare the plenary meetings. The Audit Committee convened three times with the external auditors to discuss the financial statements for 2001, the financial statements for the first half of 2002, and, for the first time, the interim report on the third quarter. After receiving the approval of the Annual Shareholders' Meeting, the Audit Committee engaged KPMG Deutsche Treuhand-Gesellschaft AG, Wirtschaftsprüfungsgesellschaft (KPMG), a company of auditors, to conduct the annual audit, and also determined the audit emphasis for 2002. The Mediation Committee, a body formed in accordance with the stipulations of the German Law of Industrial Codetermination, was not required to convene last year.

In its meetings the Supervisory Board was regularly and fully informed by the Board of Management regarding the situation of the company, particularly its business and financial status, the personnel situation, business developments, investment plans and questions of fundamental business policy. In addition, there was regular monthly reporting in which the Board of Management presented the company's key performance figures, and written reports were submitted on special matters. The Chairman of the Supervisory Board was also kept regularly informed of all important developments and decisions through separate discussions with the Board of Management. No conflicts of interest of any of the members of the Supervisory Board occurred during 2002.

The focus of the Supervisory Board's discussions was on the current situation of the company and the development of the individual business units against the backdrop of a difficult global economy. In this context, questions concerning the Group's automotive product portfolio were also dealt with. In connection with the commercial vehicles business, the main issue was the Asian strategy and cooperation with Mitsubishi Motors Corporation (MMC) and Hyundai Motor Company (HMC). Another topic was the further development of corporate governance at DaimlerChrysler, in view of new legislation in the United States and Germany.

In the meeting in February 2002, particular attention was paid to the annual financial statements of DaimlerChrysler AG and the consolidated financial statements. After detailed discussions, the medium-term planning for 2002 through 2004 (including investment, human-resources and earnings targets) and financing requirements for 2002 were approved.
The Supervisory Board also received a detailed report on the situation and strategy of the Mercedes Car Group division. Furthermore, the Supervisory Board consented to the sale of the Austrian Eurostar plant to Magna Steyr, with the production of the minivans and the Cherokee remaining in Graz. Preparations for the Annual Shareholders' Meeting were also dealt with in detail.

In April 2002, the Supervisory Board approved the financing of capital expenditure for the construction of a new engine plant in Kölleda, Thuringia. In this plant, which will employ 500 persons, gasoline engines for Mitsubishi and smart vehicles are to be produced as a joint venture between DaimlerChrysler AG and MMC. The Board of Management provided the Supervisory Board with detailed information on the situation at EADS and the general state of the aerospace industry. The Supervisory Board passed resolutions concerning the financing of equipment for the production of the CLK convertible and the Crossfire at the Karmann company. In addition, a capital increase at Freightliner LLC was also approved.

In the July meeting, the Supervisory Board discussed the strategy of the Commercial Vehicles division. In this context it received a detailed report from the Board of Management on the division's strategic goals and their consequences, as well as on the present state of the market for commercial vehicles. The report on the first half of 2002 was presented and information was received on the engagement of KPMG as external auditors for the 2002 financial year and on the main areas of this audit as determined by the Chairman of the Supervisory Board. The Supervisory Board also consented to the closure and sale plans for some of Chrysler Group's component plants. The Supervisory Board also dealt intensively with the situation at MMC, including the progress of restructuring measures, and with general market developments in Asia.

The focus of September's meeting was on decisions concerning the Commercial Vehicles division. The Supervisory Board agreed to the acquisition of a 43% equity interest in the spun-off commercial-vehicles business of MMC. It also consented to the acquisition of a 50% stake in Hyundai Motor Company's commercial-vehicles business, also to be spun off. Within this context the Supervisory Board also dealt with the issue of financing at MMC. Important decisions were also taken on personnel matters. Klaus-Dieter Vöhringer, responsible for research and technology, retired from the Board of Management on December 31, 2002. As his successor, the Supervisory Board appointed Thomas Weber as deputy member of the Board of Management for a period of three years with effect from January 1, 2003. In view of their good work, Wolfgang Bernhard and Rüdiger Grube, both hitherto deputy members of the Board of Management, were made full members. The Board of Management informed the Supervisory Board in detail on Chrysler Group's situation and current strategic considerations, including the future product portfolio. In the context of restructuring Formula One racing activities, the gradual acquisition of a 75% ownership interest in Ilmor UK was approved.

In the last meeting of the year 2002 on December 12, following detailed discussions, the Supervisory Board approved the medium-term corporate planning for 2003 through 2005 (including investment, human-resources and earnings targets), as well as the scope of financing limits for the year 2003. Decisions were taken on the further financing of Toll Collect GmbH and debis AirFinance. In addition, the Supervisory Board received reports on regulations connected with the German Corporate Governance Code and the Sarbanes-Oxley Act, and discussed their implementation at the company. After detailed consultations, a Declaration of Compliance in accordance with Section 161 of the German Stock Corporation Law (AktG) and new Rules of Procedure for the Supervisory Board and its committees were approved.

At the end of January 2003 and following a recommendation by the Presidential Committee, the Supervisory Board took several decisions regarding the reduction of the size of the Board of Management and its rejuvenation. The appointments of Manfred Bischoff, Klaus Mangold and Gary C. Valade will expire on December 16, 2003. In addition to his own responsibilities, Rüdiger Grube will then assume the duties of Mr. Bischoff relating to the Group's investment in Mitsubishi Motors Corporation. After Mr. Mangold's departure, responsibility for the Services division will be transferred to Bodo Uebber, who was appointed deputy member of the Board of Management for a period of three years with effect from December 16, 2003. Thomas W. Sidlik, who was re-appointed for a further five years from December 16, 2003, will on that date also take over responsibility for global procurement and supply from Mr. Valade. Mr. Sidlik's present responsibility of procurement and supply for Chrysler Group will no longer be a Board of Management position. It is planned that Messrs. Bischoff, Mangold and Valade will continue to be available to the company on an advisory basis.

In order to ensure continuity in the Board of Management, also with effect from December 16, 2003, the Supervisory Board extended the appointment of Manfred Gentz for another year and the appointments of Eckhard Cordes and Dieter Zetsche for a further five years. The areas of responsibility of these three members will remain unchanged.



The DaimlerChrysler AG financial statements for 2002 and the management report were audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, and certified without qualification. The same applies to the consolidated financial statements according to US GAAP. These are prepared in euros and supplemented by a management report and additional notes pursuant to Section 292a of the German Commercial Code (HGB). In accordance with Section 292a of the HGB, the US GAAP consolidated financial statements presented in this report grant exemption from the obligation to produce consolidated financial statements according to German Law.

All financial statements and the appropriation of earnings proposed by the Board of Management, as well as the auditors' reports, were submitted to the Supervisory Board. They were inspected by the Audit Committee and the Supervisory Board and discussed in the presence of the auditors. The Supervisory Board has declared itself in agreement with the results of the statutory audit and has established that there are no objections to be made.

In its meeting on February 19, 2003, the Supervisory Board approved the consolidated financial statements for 2002, approved, and thereby adopted, the financial statements of DaimlerChrysler AG for 2002, and consented to the appropriation of earnings proposed by the Board of Management.

Effective May 31, 2002, Stephen P. Yokich retired from his position as a member of the Supervisory Board representing the employees. Mr. Nate Gooden was appointed as his successor with effect from June 26, 2002.

The Supervisory Board expresses its gratitude to the management and employees of DaimlerChrysler AG for their outstanding individual efforts and achievements in 2002.

Stuttgart-Möhringen, February 2003

The Supervisory Board



Hilmar Kopper
Chairman

Corporate Governance

The issue of the management and control of stock corporations is the subject of lively discussion among large sections of the public under the heading of "corporate governance". DaimlerChrysler supports all the initiatives that aim to improve corporate governance, and many of the resulting principles and recommendations have long been practiced at our company. In particular due to the fact that our company has its roots in Germany and the United States, the Board of Management and the Supervisory Board intend to ensure that Daimler-Chrysler's corporate governance system complies with international standards and is transparent. This report has these aims.

General conditions
The legal framework for the corporate governance of DaimlerChrysler as a stock corporation with its headquarters in Germany derive from German Law, particularly the Stock Corporation Law, the Co-determination Act, legislation concerning the capital market, and the company's articles of association.

Due to the listing of our company at foreign stock exchanges, especially at the New York Stock Exchange, these countries' applicable capital-market legislation and their stock exchanges' listing regulations are also important. In this legal framework, much public attention has been paid to the Sarbanes-Oxley Act in the United States. As DaimlerChrysler is listed at the New York Stock Exchange and is therefore also obliged to observe these legal stipulations, we are in favor of equivalent international stock exchange regulations.

Shareholders and the Annual Meeting
The company's shareholders exercise their rights and cast their votes at the Annual Meeting. Each share in Daimler-Chrysler AG entitles its owner to one vote. There are no shares with multiple voting rights, no preferred, privileged stock, and no maximum voting rights.

Various important decisions can only be taken by the Annual Meeting. These include:

- the appropriation of net income and – in such cases as specified by the law – the adoption of the annual financial statements and the approval of the consolidated financial statements;
- the ratification of the acts of the members of the Board of Management and the Supervisory Board;
- the election of the independent auditors;
- the election of members of the Supervisory Board and, if necessary, their dismissal;
- amendments to the Articles of Association;
- the raising of capital – also for stock-based compensation – and capital reductions;
- approval to buy back shares, limited to 10% of the issued shares;
- consent to certain inter-company agreements.

The influence of the Annual Meeting on the management of the company is limited. Management decisions can only be taken by the Annual Meeting if it is requested to do so by the Board of Management.

Dual management system
DaimlerChrysler AG is obliged by the German Commercial Code to apply a dual management system. With this system, the company's Board of Management is responsible for the executive functions, while the Supervisory Board appoints, monitors and advises the Board of Management. The members of the Board of Management bear shared responsibility for managing the company, while the Chairman of the Board of Management coordinates the work of the Board of Management. The Supervisory Board is involved in decisions which are of fundamental importance, and the work of the Supervisory Board is coordinated by its own chairman.

Half of the members of the Supervisory Board are elected by the shareholders at the Annual Meeting. The other half are elected by the company's German employees. The members representing the shareholders and the members representing the employees are equally obliged to act in the company's best interests.

Additional information is available on the Internet at www.daimlerchrysler.com/corpgov_e.

The Supervisory Board

The Supervisory Board has formed three committees: the Presidential, the Audit and the Mediation Committee.

The Presidential Committee has particular responsibility for the contractual affairs of the Board of Management, and enters into contracts with them. Otherwise, it supports and advises the Chairman of the Supervisory Board and his deputies and prepares the meetings of the Supervisory Board.

The Audit Committee deals with questions of accounting and risk management. It discusses the interim and year-end financial statements of the DaimlerChrysler Group and of DaimlerChrysler AG. The Audit Committee makes recommendations concerning the selection of external auditors, and, after these are elected by the Annual Meeting, commissions them to conduct the annual audit and determines the main focus of this audit. The Audit Committee receives reports from the external auditors on any accounting matters that might be regarded as critical and on any differences of opinion with the Board of Management. In addition, it makes recommendations to the Supervisory Board, for example, concerning the appropriation of net income and capital measures. In the future the Audit Committee will also approve all non-audit services that are to be performed by the external auditors.

The Mediation Committee is formed solely to perform the functions laid down in Section 31, Subsection 3 of the German Codetermination Act. According to this stipulation, it has the task of making proposals for the appointment of members of the Board of Management if a previously proposed appointment did not obtain the legally required majority of two thirds of the votes.


Annual Meeting
all shareholders
Supervisory Board
10 shareholder representatives
10 employee representatives
Board of Management
13 executive members


Supervisory Board
10 shareholder representatives
10 employee representatives
Presidential Committee
2 shareholder and 2 employee representatives
Audit Committee
2 shareholder and 2 employee representatives
Mediation Committee
2 shareholder and 2 employee representatives


Board of Management
13 executive members
(chairman, 5 members of operating divisions,
7 members with functional responsibility)
Committees of the Board of Management, e.g. EAC
Chairman's Council
Chairman of the Board of Management and 11 additional members
International Advisory Board
Board of Management and 13 additional members

The Board of Management

At present, the Board of Management of DaimlerChrysler AG comprises thirteen members. The rules of procedure define the areas of responsibility of the entire Board of Management, its Chairman and the individual members. The areas of responsibility of the individual Board of Management members can be found on pages 6 and 7of this Annual Report.

The management structure reflects the global orientation of the company and its concentration on the automotive business, while facilitating a strong focus on markets and customers. The Board of Management of DaimlerChrysler is organized into five operative divisions (Mercedes Car Group, Chrysler Group, Commercial Vehicles, Services, Industrial Holdings) and into seven functional areas, including crossdivisional functions such as Finance & Controlling, Procurement and Human Resources.

The Executive Automotive Committee

The Executive Automotive Committee (EAC) has been established as a committee of the Board of Management. The task of the EAC is to coordinate all cross-divisional automotive issues and to identify potential for improving efficiency. The EAC prepares Board of Management decisions and regularly informs the Board of Management of its activities. Further details of the work of the EAC can be found on pages 42 and 43 of this Annual Report.

The Chairman's Council

The Chairman's Council is headed by the Chairman of the Board of Management of DaimlerChrysler AG, and reflects elements of US and German corporate governance. It advises the Board of Management, primarily on questions of global business strategy.

The International Advisory Board

The International Advisory Board (IAB) consults with the Board of Management of DaimlerChrysler once a year on developments in the fields of the global economy, technology, politics and society, and their effects on the company's activities.

The IAB is composed of high-ranking international personalities from the fields of economics, politics and science. Guest speakers are also invited to hold talks on issues of current relevance.

Financial statements

The consolidated financial statements of the DaimlerChrysler Group are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). Details of US GAAP can be found on page 94 of this Annual Report. The year-end financial statements of DaimlerChrysler AG are prepared in accordance with the accounting guidelines of the German Commercial Code (HGB). Both sets of financial statements are audited by an independent company of auditors.

Risk management

DaimlerChrysler has a risk-management system commensurate with its situation as a company with global operations (details can be found on page 78 et seq. of this Annual Report or on the Internet at www.daimlerchrysler.com/corpgov_e under transparency). The risk-management system is one component of the overall planning, controlling and reporting process. Its goal is to enable the company's management to recognize significant risks at an early stage and to initiate appropriate countermeasures.

The Chairman of the Supervisory Board has regular contacts with the Board of Management to advise not only on the Group's strategy and business developments, but also to discuss the issue of risk management.

Transparency

DaimlerChrysler regularly informs its shareholders, financial analysts, shareholders' associations, the media and the interested public on the situation of the company and on any significant changes in its business.

In accordance with the principle of fair disclosure, all shareholders are equally treated with regard to the disclosure of information. All new facts that DaimlerChrysler communicates to institutional investors and financial analysts are simultaneously also made available to the shareholders. If any information is made public outside Germany as a result of the regulations governing capital markets in the respective countries, the company also makes this information available without delay in Germany in the original version, or at least in English. In order to ensure that information is provided quickly and equally, DaimlerChrysler makes full use of the Internet, but also of other methods of communication.

In a financial diary all the dates of important disclosures (e.g. the Annual Report, interim reports, the Annual Meeting) are published in advance. The financial diary can also be accessed on the Internet, at www.daimlerchrysler.com/ir/calendar.

In addition to its regular scheduled reporting, DaimlerChrysler also reports without delay any new facts which may arise within the company's areas of activity and which are not known to the public, if these facts are likely to have a substantial impact on the stock-market price of DaimlerChrysler's shares due to their effects on the company's assets, financial situation or general course of business (ad-hoc publications).

DaimlerChrysler also reports, in accordance with the requirements of the law and without any delay, after being informed that by means of acquisition, disposal or any other method, the shareholding in DaimlerChrysler AG of any person or institution has reached, exceeded or fallen below 5, 10, 25, 50 or 75%.

Any securities transactions conducted by members of the Board of Management or the Supervisory Board (or by persons regarded by the German Securities Trading Law as being similarly situated) are disclosed by DaimlerChrysler without delay after the company is informed of such transactions (directors' dealings), in accordance with the requirements of the German Securities Trading Law. The relevant details are given in the Notes to the Consolidated Financial Statements on page 142 of this Annual Report, and, in accordance with the requirements of the law, are also available on the Internet at www.daimlerchrysler.com/corpgov_e.

Integrity code

The Integrity Code is a guideline that has been in effect since 1999. It defines binding limits to the activities of all employees worldwide, and is regularly referred to. Among other things, it contains rules of conduct concerning international transactions, conflicts of interest, the issue of equality, the role of internal monitoring systems, the right to the fulfillment of statutory standards, as well as other internal and external regulations.

Declaration of compliance with the German Corporate Governance Code (convenience translation)

Section 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to give a declaration each year that the recommendations of the "German Corporate Governance Code Government Commission" published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette are being or have been met, or, if not, which recommendations are not being or have not been applied. As 2002 is the first year in which such declarations are mandatory, they can consist merely of a statement to the effect that the recommendations are being met, or, if not, which recommendations are not being applied. This declaration must be made available to shareholders at all times.

The German Corporate Governance Code (the "Code") contains rules with varying binding effect. Apart from outlining aspects of the current German Stock Corporation Act, it contains recommendations from which companies are permitted to deviate. However, if they do so, they must disclose this fact each year. The Code also contains suggestions, which can be ignored without giving rise to any disclosure requirement.

The Board of Management and the Supervisory Board of DaimlerChrysler AG have decided to disclose not only deviations from the Code's recommendations (see I.), but also – without being legally obliged to do so – deviations from its suggestions (see II). For reasons of language simplicity, only the masculine gender is used in this text, which form should be understood to include both male and female persons. (This declaration is also available on the Internet at www.daimlerchrysler.com/corpgov_e.) [1]

I. Recommendations

The Board of Management and the Supervisory Board of DaimlerChrysler AG declare that the recommendations of the "German Corporate Governance Code Government Commission", published on November 26, 2002 by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, are being met. The following recommendations are the only ones not being applied:

1. Clause 3.8, Paragraph 2
(Directors' and officers' liability insurance for the Board of Management and the Supervisory Board) [1]

If the company takes out a D&O (directors' and officers' liability insurance) policy for the Board of Management and the Supervisory Board, a suitable deductible shall be agreed in accordance with clause 3.8, para. 2 of the Code.

The D & O insurance obtained by DaimlerChrysler AG for the Board of Management and Supervisory Board does not provide any insurance cover for intentional acts and omissions or for breaches of duty knowingly committed.

Insurance cover is provided only for negligent breaches of duty by members of the Board of Management and the Supervisory Board, so that this is the only context in which the question of the agreement of a deductible arises.

It is not advisable to agree a deductible for negligence on the part of the members of the Supervisory Board. DaimlerChrysler AG endeavors to staff its Supervisory Board with prominent members of the community from Germany and abroad who have extensive business experience, and the company may be impeded in this aim if members of its Supervisory Board have to accept far-reaching liability risks for potential negligence. The fact that a deductible is still fairly unusual in other countries makes this even more of a problem.

Nor does the D & O insurance of DaimlerChrysler AG envisage any deductible for ordinary or gross negligence on the part of members of the Board of Management. In cases of a grossly negligent breach of duty by a member of the Board of Management, the Presidential Committee of the Supervisory Board, with responsibility for human resources, may agree to make a percentage deduction from the variable portion of the remuneration of the member of the Board of Management concerned. In terms of its economic result, this is the same as a deductible. In the view of DaimlerChrysler AG this rule enables individual cases to be judged more fairly on their merits than the blanket approach of the Code.

2. Clause 4.3.5 (Approval of side line activities) [1]

Clause 4.3.5 of the Code states that Members of the Board of Management may only take on side line activities, in particular Supervisory Board mandates outside the enterprise, with the approval of the Supervisory Board.

For reasons of practicality relating to the way in which the Supervisory Board works, such consent is granted not by the whole Board but by the Chairman of the Supervisory Board. For the same reason, such approval is required only in cases where the additional activity is a paid position (but not, for example, for honorary positions on advisory boards or boards of governors). The Presidential Committee will be informed about the decisions of the Chairman of the Supervisory Board accordingly.

3. Clause 5.4.5 (Compensation of the Supervisory Board) [1]

Clause 5.4.5, para. 2 of the Code states that members of the Supervisory Board shall receive performance-related as well as fixed compensation.

It is intended to decide about a proposal for the appropriate amendment of the articles of association in order to award a performance-related pay element to the members of the Supervisory Board at a later point of time.

Clause 5.4.5, para. 3 of the Code states that payments made by the enterprise to members of the Supervisory Board or advantages granted for services provided individually, in particular advisory or agency services, shall be listed separately in the Notes to the Consolidated Financial Statements.

The company plans to list such information separately from fiscal 2004. The shareholder representatives on the Supervisory Board will be up for re-election in 2004. For this reason it seems appropriate to start the separate listing from this point in time, and, until then, to present a summarized account of the payments or benefits granted to all members of the Supervisory Board.

4. Clause 7.1.4 (List of third-party companies) [1]

Clause 7.1.4 of the Code requires the company to publish a list of third-party companies stating, i. a. the operating results for the last financial year.

The company has decided not to publish the operating results of these companies for the past financial year, firstly because the control mechanisms of DaimlerChrysler AG are geared not to legal entities but to business units, whose results are shown by way of the segmental reporting, and secondly because such disclosure of results does not provide any meaningful information as the accounting principles on which they are based vary from country to country. Finally, showing individual year-end statements separately without precisely defining which subsidiaries are included in the consolidated accounts could be very misleading.

II. Suggestions

There is no obligation to provide any explanation for deviations from suggestions.

The Board of Management and the Supervisory Board of DaimlerChrysler AG declare that the suggestions of the "German Corporate Governance Code Government Commission", published on November 26, 2002 by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, are being met. The following suggestions are the only ones not being applied:

1. Clause 2.3.3 (Proxy voting at the Annual Meeting) [1]

Clause 2.3.3 of the Code requires the Board of Management to appoint a representative to ensure that the shareholders' voting right is exercised in accordance with the shareholders' instructions; this representative should also be contactable during the Annual Meeting.

As explained below with regard to Clause 2.3.4 of the Code, the company does not intend to broadcast its entire Annual Meeting on the Internet. Generally, there will therefore be no need to contact the company's voting rights representative during the Annual Meeting. Furthermore, there is a possibility of technical problems in trying to ensure the availability of such a representative using the communication media currently available.

2. Clause 2.3.4 (Broadcast of the Annual Meeting) [1]

Clause 2.3.4 of the Code states that the company should make it possible for shareholders to follow the Annual Meeting using modern communication media (e.g. the Internet).

The Annual Meeting will be broadcast on the Internet until the end of the Board of Management's report. To continue the broadcast after this point, in particular to broadcast the contributions of individual shareholders, could also be construed as interference in the shareholders' privacy rights. For this reason the company has decided not to make such a broadcast.

3. Clause 4.2.4
(Compensation of the Board of Management) [1]

Clause 4.2.4 states that the compensation paid to members of the Board of Management should be reported individually in the Notes to the Consolidated Financial Statements.

The remuneration of the members of the Board of Management is reported, broken down into fixed and variable elements and into components with a long-term incentive effect. This information is crucial for assessing whether the division of such remuneration into guaranteed and performance-related components is appropriate and whether the structure of such remuneration provides adequate incentives for the Board of Management. This information will be disclosed for the first time in 2003 for fiscal 2002. As the Board of Management operates according to the principle of collective responsibility, the decisive factor is the incentives provided for the Board of Management as a whole. In other respects, there is a risk that listing these figures separately will lead to a leveling of performance-related and task-related differences in pay.

4. Clause 5.2 (Chairman of the Audit Committee) [1]

Clause 5.2 of the Code states that the Chairman of the Supervisory Board should not chair the Audit Committee.

The Chairman of the Supervisory Board currently chairs the Audit Committee. To avoid a reallocation of responsibilities during the current term of office of the Supervisory Board, the Chairman of the Supervisory Board will continue to chair the Audit Committee until the new shareholders' Supervisory Board representatives are elected in fiscal 2004. Subsequently, the Supervisory Board will again decide on the matter.

5. Clause 5.4.4 (Election of Supervisory Board members) [1]

Clause 5.4.4 of the Code states that the need for change can be met by structuring the Supervisory Board so that members can be elected or re-elected at different times and for differing periods of office.

The company intends to introduce differing terms of office when the new shareholders' representatives are elected to the Supervisory Board in 2004, because to do otherwise would require intervention in existing appointments.

6. Clause 5.4.5
(Disclosure of Supervisory Board compensation) [1]

Clause 5.4.5, para. 3 of the Code states that the compensation paid to members of the Supervisory Board should be reported individually in the Notes to the Consolidated Financial Statements, subdivided according to components. Performance-related remuneration should also contain components based on the long-term performance of the enterprise.

This information will be listed separately from fiscal 2004. In 2004, the new shareholders' representatives will be elected to the Supervisory Board. For this reason it seems appropriate to carry out the separate listing from this point in time, and until then to present a summarized account for all members of the Supervisory Board.

Stuttgart, in December 2002
DaimlerChrysler AG

The Board of Management   The Supervisory Board

1 The text in brackets is not part of the compliance declaration.

International Representative Offices

Berlin
Phone +49 30 25 94 11 00
Fax +49 30 25 94 11 09

Abidjan
Phone +225 21 75 1001
Fax +225 21 75 1090

Abu Dhabi
Phone +97 14 8833 200
Fax +97 14 8833 201

Bangkok
Phone +662 334 6100
Fax +662 676 5550

Beijing
Phone +86 10 6590 0158
Fax +86 10 6590 6237

Brussels
Phone +32 2 23311 33
Fax +32 2 23311 80

Budapest
Phone +361 451 2233
Fax +361 451 2201

Buenos Aires
Phone +54 11 4801 3585
Fax +54 11 4808 8702

Cairo
Phone +20 2 524 6127
Fax +20 2 524 6700

Caracas
Phone +58 241 613 2540
Fax +58 241 613 2542

Hanoi
Phone +84 8 8959 710
Fax +84 8 8958 714

Hong Kong
Phone +85 2 2594 8876
Fax +85 2 2594 8801

Istanbul
Phone +90 212 482 3520
Fax +90 212 482 3521

Kiev
Phone +380 44 235 5251
Fax +380 44 235 5288

Lagos
Phone +234 1 2612 088
Fax +234 1 4618 728

Ljubljana
Phone +386 61 1883 797
Fax +386 61 1883 799

London
Phone +44 193 28 67 350
Fax +44 193 28 60 738

Madrid
Phone +34 91 484 6161
Fax +34 91 484 6019

Melbourne
Phone +61 39 566 9104
Fax +61 39 566 9110

Mexico City
Phone +52 55 5081 7376
Fax +52 55 5081 7674

Moscow
Phone +7 095 926 4018
Fax +7 095 745 2614

New Delhi
Phone +91 1 1410 4959
Fax +91 1 1410 5226

Paris
Phone +33 1 39 23 5400
Fax +33 1 39 23 5442

Pretoria
Phone +27 12 677 1502
Fax +27 12 666 8191

Rome
Phone +39 06 4144 2405
Fax +39 06 4121 9097

São Paulo
Phone +55 11 4178 0602
Fax +55 11 4173 7118

Seoul
Phone +82 2 2112 2656
Fax +82 2 2112 2600

Singapore
Phone +65 6849 8321
Fax +65 6849 8493

Skopje
Phone +389 2 114 016
Fax +389 2 114 754

Sofia
Phone +359 2 91 988 77
Fax +359 2 945 40 48

Taipei
Phone +886 2 2715 9696
Fax +886 2 2715 2776

Tashkent
Phone +998 71 120 6374
Fax +998 71 120 6674

Teheran
Phone +98 21 204 6047
Fax +98 21 204 6126

Tel Aviv
Phone +972 9957 9091
Fax +972 9957 6872

Tokyo
Phone +81 3 5572 7172
Fax +81 3 5572 7126

Warsaw
Phone +48 22 697 7040
Fax +48 22 654 8633

Washington D.C.
Phone +1 202 414 6747
Fax +1 202 414 6716

Windsor, Ontario
Phone +1 519 973 2101
Fax +1 519 973 2226

Zagreb
Phone +38 51 489 1500
Fax +38 51 489 1501

Seven-Year Summary [1]

Amounts in millions of €	1996	1997	1998	1999	2000	2001	2002
From the statements of income:							
Revenues	101,415	117,572	131,782	149,985	162,384	152,873	**149,583**
Personnel expenses	21,648	23,370	25,033	26,158	26,500	25,095	**24,163**
of which: Wages and salaries	17,143	18,656	19,982	21,044	21,836	20,073	**19,701**
Research and development expenditure	5,751	6,501	6,693	7,575	7,395	6,008	**6,156**
Operating profit (loss)	6,212	6,230	8,593	11,012	9,752	(1,318)	**6,854**
Operating margin	6.1%	5.3%	6.5%	7.3%	6.0%	(0.9%)	**4.6%**
Financial income	408	633	763	333	156	154	**2,208**
Income (loss) before income taxes and extraordinary items	5,693	6,145	8,093	9,657	4,476	(1,483)	**6,068**
Net operating income	–	4,946	6,359	7,032	4,383	1,647	**4,335**
Net operating income as % of net assets (RONA)	–	10.9%	12.7%	13.2%	7.4%	2.5%	**6.7%**
Net income (loss)	4,022	6,547	4,820	5,746	7,894	(662)	**4,718**
Net income (loss) per share (€)	4.09	4.28[2]	5.03	5.73	7.87	(0.66)	**4.68**
Diluted net income (loss) per share (€)	4.05	4.21[2]	4.91	5.69	7.80	(0.66)	**4.67**
Net income per share (excluding one-time effects) (€)	4.24	4.28	5.58	6.21	3.47	0.73	**3.30**
Diluted net income per share (excluding one-time effects) (€)	4.20	4.21	5.45	6.16	3.45	0.73	**3.30**
Cash dividend	–	–	2,356	2,358	2,358	1,003	**1,519**
Cash dividend per share (€)	–	–	2.35	2.35	2.35	1.00	**1.50**
Cash dividend including tax credit [3] per share (€)	–	–	3.36	3.36	3.36	–	**–**
From the balance sheets:							
Property, plant and equipment	23,111	28,558	29,532	36,434	40,145	41,165	**36,269**
Leased equipment	7,905	11,092	14,662	27,249	33,714	36,002	**28,243**
Current assets	54,888	68,244	75,393	93,199	99,852	103,389	**104,023**
of which: Liquid assets	12,851	17,325	19,073	18,201	12,510	14,525	**12,428**
Total assets	101,294	124,831	136,149	174,667	199,274	207,410	**187,327**
Stockholders' equity	22,355	27,960	30,367	36,060	42,409	39,004	**34,914**
of which: Capital stock	2,444	2,391	2,561	2,565	2,609	2,609	**2,633**
Accrued liabilities	32,135	36,007	35,057	38,211	36,985	42,194	**43,712**
Liabilities	41,672	54,313	62,527	90,560	109,661	115,327	**100,297**
of which: Financial liabilities	25,496	34,375	40,430	64,488	84,783	90,908	**79,112**
Debt-to-equity ratio	114%	123%	133%	179%	200%	233%	**227%**
Mid- and long-term provisions and liabilities	36,989	45,953	47,601	55,291	75,349	87,532	**79,622**
Short-term provisions and liabilities	41,950	50,918	58,181	83,315	81,516	80,874	**72,791**
Current ratio	–	85%	79%	66%	67%	64%	**72%**
Net assets (annual average)	–	45,252	50,062	53,174	59,489	65,882	**64,986**
Credit rating, long-term							
Standard & Poor's	–	–	A +	A +	A	BBB+	**BBB+**
Moody's	–	–	A 1	A 1	A 2	A 3	**A 3**
From the statements of cash flows:							
Investments in property, plant and equipment	6,721	8,051	8,155	9,470	10,392	8,896	**7,145**
Investments in leased equipment	4,891	7,225	10,245	19,336	19,117	17,951	**17,704**
Depreciation of property, plant and equipment	4,427	5,683	4,937	5,655	6,645	7,580	**6,385**
Depreciation of leased equipment	1,159	1,456	1,972	3,315	6,487	7,254	**7,244**
Cash provided by operating activities	9,956	12,337	16,681	18,023	16,017	15,944	**17,796**
Cash used for investing activities	(8,745)	(14,530)	(23,445)	(32,110)	(32,709)	(13,287)	**(12,946)**
From the stock exchanges:							
Share price at year-end Frankfurt (€)	–	–	83.60	77.00	44.74	48.35	**29.35**
New York (US $)	–	–	96.06	78.25	41.20	41.67	**30.65**
Average shares outstanding (in millions)	981.6	949.3	959.3	1,002.9	1,003.2	1,003.2	**1,008.3**
Average dilutive shares outstanding (in millions)	994.0	968.2	987.1	1,013.6	1,013.9	1,003,2	**1,013.9**
Average annual number of employees	419,758	421,661	433.939	463,561	449,594	379,544	**370,677**

1 Certain amounts reported in previous years have been reclassified to conform to the 2002 presentation.
2 Excluding one-time positive tax effects, especially due to extra distribution of €10.23 per share.
3 For our stockholders who are taxable in Germany. There is no tax credit from 2001 due to a change in the corporate income tax system.

The DaimlerChrysler Share

Disappointing capital markets in 2002 | Sluggish economic conditions and unstable political environments create uncertainty | DCX outperformed the DAX during 2002

International stock markets in 2002

Following a weak 2001, international capital markets trended lower again in 2002. For the third year in a row, leading international indices, such as the S&P 500, the Dow, the Nikkei, Euro Stoxx 50 and the DAX, finished the year significantly lower than they began. The DAX recorded the sharpest drop among major global indices ending the year down 44%.

The downward trend began in May, after relative stability in the first few months of the year. Gloomier sentiment followed early indications that the economic recovery in the US and Europe might not proceed as rapidly as had been anticipated. Share values deteriorated further also as a result of investor uncertainty resulting from poor corporate earnings and accounting scandals.

In the fall, markets were further negatively impacted by the general weakness of the world's major economies and speculation concerning possible military action in the Middle East. Nevertheless, European automotive stocks remained relatively firm in this difficult market environment and performed significantly better than the S&P 500, the Nasdaq, the DAX and Euro Stoxx 50.

DCX performance in 2002

The DaimlerChrysler share was unable to escape the effects of world market conditions. The share price was impacted at the beginning of the year by external forecasts of a likely decline in automotive sales, particularly in the US, and the drop in earnings that this might entail. However, between March and May when it became apparent that demand in the US was stronger than expected, the DaimlerChrysler share price rose and remained stable at this higher level. Thus, in the period following the announcement of the results for 2001 on February through to the the end of May, DCX shares rose 37% to €55.44. This made the share one of the best performers in the automotive sector and the strongest in the DAX.

Although DaimlerChrysler's earnings in the second and third quarters significantly exceeded market expectations and the company had raised its earnings forecast for the remainder of the year, DCX was unable to escape the general malaise in the markets.

Thus the share price fell in August and September as a result of the expectation of a sales decline in international automotive markets in 2003, the possibility of armed conflict in the Middle East and a relative sluggishness in the capital markets. DCX closed on December 30 at €29.35 in Frankfurt and at $30.65 in New York. Nevertheless, DCX was one of the few shares in 2002 to outperform the DAX over the year as a whole.

DaimlerChrysler stock was again among the most liquid in the world in 2002, with a global trading volume of 1.6 billion shares (2001: 1.3 billion), of which 154 million were traded in the US (2001: 130 million) and 1,469 million in Germany (2001: 1,169 million).

Investor relations activities

Activities at DaimlerChrysler Investor Relations during the year under review focused particularly on providing consistent reliable and timely information on the company to institutional investors, financial analysts, rating agencies and shareholders. The most important channels for informing our shareholders on corporate strategy and the company's performance were the Annual Meeting in Berlin, which was attended by more than 10,000 people, and the Investor Relations section of the DaimlerChrysler website. Our communication activities for institutional investors and analysts in 2002 included roadshows in the major financial centers of Europe, North America and Asia, along with one-on-one meetings at our headquarters in Stuttgart. We also provided information on our quarterly results to the investment community through conference calls that were simultaneously broadcast on the Internet.

Share Price Index


120
110
100
90
80
70
60
50
40
Jan. 2
Feb. 28
April 30
June 28
Aug. 30
Oct. 31
Dec. 30
DaimlerChrysler
MSCI Automobiles Index
DAX

Development of Important Indices

	Status End of 2002	Status End of 2001	% Change
Dow Jones Industrial Average	8,342	10,022	-17
Nasdaq Composite	1,336	1,950	-32
FTSE 100	3,940	5,217	-24
Nikkei	8,579	10,543	-19
Dow Jones Euro Stoxx 50	2,386	3,806	-37
DAX 30	2,893	5,160	-44
Dow Jones Stoxx Auto Europa	154	218	-29
MSCI World Index Automobiles	73	81	-10
For comparison: DaimlerChrysler share (in €)	29.35	48.35	-39

DaimlerChrysler Share Price (high/low) in €


€
60
55
50
45
40
35
30
25
20
Jan. '02
Feb. '02
March '02
April '02
May '02
June '02
July '02
Aug. '02
Sept. '02
Oct. '02
Nov. '02
Dec. '02

Statistics

	2002	2002	2001
December 31	US $	€	€
Capital stock (in millions)	2,761	2,633	2,609
Number of shares (in millions)		1,012.8	1,003.3
Market capitalization (in billions)	31.04	29.73	48.51
Number of shareholders (in millions)		1.8	1.9
Weighting on share index			
DAX 30		8.1%	6.8%
Dow Jones Euro Stoxx 50		2.1%	2.2%
Credit rating, long-term			
Standard & Poor's		BBB+	BBB+
Moody's		A3	A3

Shareholder Structure at of Dec. 31, 2002

By type of shareholder

Major shareholders 19%	12%	Deutsche Bank AG
	7%	Kuwait Investment Authority
Free float 81%	54%	Institutional investors
	27%	Retail investors

By region

8%	Rest of the world
14%	USA
21%	Europe excluding Germany
57%	Germany

Statistics per Share

	2002	2002	2001
	US $	€	€
Net income (basic) [1]	3.46	3.30	0.73
Net income (diluted) [1]	3.46	3.30	0.73
Dividend		1.50	1.00
Stockholders' equity (Dec. 31)	36.31	34.63	38.88
Share price: year-end	30.65 [3]	29.35 [2]	48.35 [2]
high	50.88 [3]	55.44 [2]	58.19 [2]
low	29.79 [3]	28.16 [2]	27.24 [2]

1 Excluding one-time effects
2 Frankfurt Stock Exchange
3 New York Stock Exchange

Addresses

DaimlerChrysler AG
70546 Stuttgart
Germany
Phone +49 711 17 0
Fax +49 711 17 94022
www.daimlerchrysler.com

DaimlerChrysler Corporation
Auburn Hills, MI 48326-2766
USA
Phone +1 248 576 5741
www.daimlerchrysler.com

Investor Relations
Stuttgart
Phone +49 711 17 92261
+49 711 17 95277
Fax +49 711 17 94075
+49 711 17 94109

New York
Phone +1 212 909 9080
Fax +1 212 909 9085

Information

Publications for our shareholders:
- DaimlerChrysler Annual Report (German, English)
- Form 20-F (English)
- DaimlerChrysler Interim Reports for 1st, 2nd and 3rd quarters (German, English)
- DaimlerChrysler Environment Report (German, English)
- DaimlerChrysler Social Responsibility Report (German, English)

The financial statements of DaimlerChrysler Aktiengesellschaft prepared in accordance with German GAAP were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, and an unqualified opinion was rendered thereon.

These publications can be requested from:
DaimlerChrysler AG, 70546 Stuttgart, Germany

The information can also be ordered by phone or fax using the following number:
+49 711 17 92287

Investor Relations Internet Services

The interactive Annual Report 2002 is the electronic counterpart of the printed version. It can be used on the Internet, has a user-friendly navigation system and offers convenient additional functions. Interesting background information is available via numerous links to other pages or videos.

An extensive "Investor Relations" section is a part of the Group's Internet site at **www.daimlerchrysler.com.** It offers practically everything that interested persons, investors and analysts would like to know about the company's business and shares. It includes, for example, the Group's consolidated annual and interim reports, the individual financial statements of Daimler-Chrysler AG, and reports to the US Stock Exchange Commission (SEC). In addition, you will find current share-price movements, reports, presentations, an overview of various performance measures and a mailing service. Before the Annual Meeting we offer an extensive service for our shareholders, with, among other things, the possibility to order entrance tickets online or to authorize proxies and issue voting instructions.

Financial Diary 2003

Annual Results Press Conference
Annual Report Presentation
February 20, 2003, 10:00 a.m.
Mercedes-Benz Event Center (MEC)
Sindelfingen

Analysts' and Investors' Conference Call
February 20, 2003, 3:00 p.m.

Annual Meeting
April 9, 2003, 10:00 a.m.
Messe Berlin

Interim Report Q1 2003
April 24, 2003

Interim Report Q2 2003
July 24, 2003

Interim Report Q3 2003
October 21, 2003



Our Brands. Our Heritage. Our Future.

DaimlerChrysler has a unique portfolio of strong and successful brands:
brands, which delight our customers;
brands, which have decisively influenced the history of the automotive industry
and the development of the automobile, and which continue to do so;
brands, which are crucial for the future success of our company, and
brands, which fascinate people around the world again and again –
today and in the future.

DaimlerChrysler AG
Stuttgart, Germany
Auburn Hills, USA
www.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By: ppa Robert Köthner
Name: Robert Köthner
Title: Vice President
Chief Accounting Officer

By: i.V. Silvia Nierbauer
Name: Silvia Nierbauer
Title: Director

Date: April 2, 2003